As filed with the Securities and Exchange Commission on December 29, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FNB CORP.

(Exact name of registrant as specified in its charter)

North Carolina	6021	56-1456589
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

101 Sunset Avenue

Asheboro, North Carolina 27203

(336) 626-8300

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL C. MILLER

President

FNB Corp.

101 Sunset Avenue

Asheboro, North Carolina 27203

(336) 626-8300

(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

Copies to:

MELANIE S. TUTTLE, ESQ. Schell Bray Aycock Abel & Livingston P.L.L.C. 230 North Elm Street, Suite 1500 Greensboro, North Carolina 27401 (336) 370-8800	ANTHONY GAETA, JR., ESQ. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615 (919) 845-2558

Approximate date of commencement of the proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $2.50	4,928,790	N/A	$89,702,293	$9,599

(1)	Represents the maximum number of shares anticipated to be issued in the merger.
(2)	In accordance with Rule 457(c) and Rule 457(f)(1), the registration fee is based upon the average of the high and low prices of the common stock of Integrity Financial Corporation reported on the Nasdaq Capital Market on December 22, 2005, and computed based on the estimated maximum number of shares that may be exchanged for the FNB common stock being registered, including shares issuable upon exercise of outstanding options to acquire Integrity Financial Corporation common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[FNB LOGO]	[INTEGRITY FINANCIAL LOGO]

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of FNB Corp. and Integrity Financial Corporation each have unanimously approved the acquisition of Integrity by FNB by merger. The merger will result in a combined company with total assets of about $1.8 billion. We believe that our combined institutions will be well positioned to grow and flourish in the markets we serve in central and western North Carolina. After completion of the merger, we expect that current FNB shareholders will, as a group, own approximately 58% of the combined company and Integrity shareholders will, as a group, own approximately 42% of the combined company.

As a result of the merger, each share of Integrity common stock held by Integrity shareholders will be converted automatically into 0.8743 shares of common stock of FNB and $5.20 in cash. As of                          , 2006, this was worth about $             for each share of Integrity common stock. The exchange ratio establishing the number of FNB shares into which Integrity shares will be converted may be adjusted in limited circumstances. The actual value of the FNB common stock received by Integrity shareholders in the merger will depend on the market value of FNB common stock at the time of the closing and whether the exchange ratio is adjusted. Shares of FNB common stock are listed on the Nasdaq National Market under the symbol “FNBN.”

We cannot complete the merger unless the shareholders of both of our companies approve it. Each of us will hold a special meeting of our shareholders to consider and vote on matters in connection with the merger proposal. Your vote is important. Whether or not you plan to attend your company’s special meeting, please take the time to vote your shares in accordance with the instructions contained in this document. Even if you return the proxy card, you may attend the meeting and vote your shares in person. Your failure to vote will have the same effect as voting against the merger.

The dates, times and places of the special meetings are as follows:

For FNB shareholders	For Integrity shareholders
, 2006	, 2006
: .m. local time	: .m. local time
AVS Banquet Centre	Park Inn Gateway Conference Center
2045 North Fayetteville Street	909 Highway 70 S.W.
Asheboro, North Carolina	Hickory, North Carolina

This document provides you with detailed information about these meetings and the proposed merger. Please carefully read this entire document, including the risk factors relating to the merger discussed on page 14. You also can get information about our companies from publicly available documents that our companies have filed with the Securities and Exchange Commission.

We strongly support this combination of our companies and join with all of the other members of our boards of directors in recommending that you vote in favor of the merger proposal.

Michael C. Miller	W. Alex Hall, Jr.
President and Chief Executive Officer	President and Chief Executive Officer
FNB Corp.	Integrity Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of FNB common stock to be issued under the joint proxy statement/prospectus or determined that the joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The shares of FNB common stock are not savings or deposit accounts or other obligations of any bank and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The proxy statement/prospectus is dated                  , 2006, and was first mailed to FNB shareholders and Integrity shareholders on or about                  , 2006.

FNB CORP.

101 Sunset Avenue

Asheboro, North Carolina 27203

Notice of Special Meeting of Shareholders

To Be Held on                  , 2006

To the Shareholders of FNB Corp.:

We will hold a special meeting of shareholders of FNB Corp., a North Carolina corporation, on                 ,                  , 2006, at     :       .m., local time at AVS Banquet Centre, 2045 North Fayetteville Street, Asheboro, North Carolina, to consider and vote upon the following matters:

•	a proposal to adopt the plan of merger contained in the Agreement and Plan of Merger, dated as of September 18, 2005, by and between FNB Corp. and Integrity Financial Corporation, which provides for the merger of Integrity with and into FNB and the change of FNB’s name to “FNB United Corp.”

•	a proposal to adopt an amendment to the FNB articles of incorporation to increase the number of authorized shares of FNB common stock from 10,000,000 to 50,000,000.

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposals.

We have fixed the close of business on                  , 2006 as the record date for determining those shareholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only FNB shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

The merger is explained in the accompanying joint proxy statement/prospectus, which you are urged to read carefully. A copy of the Agreement and Plan of Merger is attached as Appendix A to the joint proxy statement/prospectus.

By Order of the Board of Directors

Jerry A. Little

Treasurer and Secretary

                         , 2006

Whether or not you plan to attend the special meeting in person, please promptly submit your proxy with voting instructions. Please vote as soon as possible by accessing the Internet site listed on the FNB proxy card, by calling the toll-free number listed on the FNB proxy card, or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope, which requires no postage if mailed in the United States. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of FNB common stock who is present at the FNB special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the FNB special meeting in the manner described in the accompanying joint proxy statement/prospectus.

FNB’s board of directors approved, by unanimous vote, the merger agreement and unanimously recommends that you vote “FOR” approval of the plan of merger contained in the merger agreement, approval of the amendment to FNB’s articles of incorporation to increase the number of authorized shares of FNB common stock, and the other proposal. If the proposal to amend the FNB articles of incorporation to increase the number of authorized shares of FNB common stock is not approved, then the merger cannot occur.

INTEGRITY FINANCIAL CORPORATION

39 Second Street, N.W.

Hickory, North Carolina 28601

Notice of Special Meeting of Shareholders

To Be Held on                  , 2006

To the Shareholders of Integrity Financial Corporation:

We will hold a special meeting of shareholders of Integrity Financial Corporation, a North Carolina corporation, on             ,                  , 2006, at     :       .m., local time at Park Inn Gateway Conference Center, 909 Highway 70 S.W., Hickory, North Carolina, to consider and vote upon the following matters:

•	a proposal to adopt the plan of merger contained in the Agreement and Plan of Merger, dated as of September 18, 2005, by and between FNB Corp. and Integrity Financial Corporation, which provides for the merger of Integrity with and into FNB.

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposal.

We have fixed the close of business on                  , 2006 as the record date for determining those shareholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only Integrity shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

The merger is explained in the accompanying joint proxy statement/prospectus, which you are urged to read carefully. A copy of the Agreement and Plan of Merger is attached as Appendix A to the joint proxy statement/prospectus.

By Order of the Board of Directors

W. Alex Hall, Jr.

President and Chief Executive Officer

                 , 2006

Whether or not you plan to attend the special meeting in person, please promptly submit your proxy with voting instructions. Please vote as soon as possible by submitting your proxy card by mail. To submit your proxy, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope, which requires no postage if mailed in the United States. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Integrity common stock who is present at the Integrity special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the Integrity special meeting in the manner described in the accompanying joint proxy statement/prospectus.

Integrity’s board of directors approved, by unanimous vote, the merger agreement and unanimously recommends that you vote “FOR” approval of the plan of merger contained in the merger agreement and approval of the other proposal.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about FNB and Integrity from documents that are included in or delivered with this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

FNB	Integrity
Jerry A. Little, Treasurer and Secretary	Denise Sigmon, Assistant Secretary
FNB Corp.	Integrity Financial Corporation
101 Sunset Avenue	39 Second Street, N.W.
Asheboro, North Carolina 27203	Hickory, North Carolina 28601
(336) 626-8300	(888) 894-2483

You will not be charged for any of the documents that you request. FNB shareholders and Integrity shareholders requesting documents should do so by                     , 2006 to receive them before the special meetings.

See “Where You Can Find More Information” on page     .

i

ii

iii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:	What matters will be considered at the special meetings?

A:	At the FNB special meeting, FNB shareholders will be asked to vote in favor of approving the agreement and plan of merger. FNB shareholders will also be asked to vote in favor of increasing the number of authorized shares of FNB common stock. If the proposal to increase the number of authorized shares of FNB common stock is not approved, then the proposed merger of Integrity with and into FNB in accordance with the agreement and plan of merger cannot be completed even if the FNB shareholders approve the agreement and plan of merger. At the Integrity special meeting, Integrity shareholders will be asked to vote in favor of approving the agreement and plan of merger.

Q:	What do I need to do now?

A:	After you carefully read this document and have decided how you wish to vote your shares, please vote by submitting your proxy card by mail. If you are a FNB shareholder, you may also vote by accessing the Internet site listed on your proxy card or by calling the toll-free number listed on your proxy card. To submit your proxy card by mail, you must complete, sign, date and mail your proxy card in the enclosed envelope as soon as possible. This will enable your shares to be represented and voted at the FNB special meeting or the Integrity special meeting.

Q:	Why is my vote important?

A:	The failure of a FNB or an Integrity shareholder to vote, by proxy or in person, will have the same effect as a vote against the merger. In the case of FNB, the merger must be approved by the holders of a majority of the outstanding shares of FNB common stock entitled to vote at the FNB special meeting and the proposal to increase the number of authorized shares of FNB common stock must be approved by the holders of a majority of the shares of FNB common stock voted on the proposal at the special meeting. In the case of Integrity, the merger must be approved by the holders of a majority of the outstanding shares of Integrity common stock entitled to vote at its special meeting.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should direct your broker as to how to vote your shares, following the instructions your broker provides to you. Please check the voting form used by your broker, which you should have received with this joint proxy statement/prospectus.

Q:	What if I abstain from voting or fail to instruct my broker?

A:	If you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting “broker nonvote” will be counted toward a quorum at your special meeting, but it will have the same effect as a vote against the merger. In the case of the FNB special meeting, abstentions from voting, as well as broker nonvotes, are not treated as votes cast and, therefore, will have no effect on the proposal to increase the number of authorized shares of FNB common stock.

Q:	Can I attend the special meeting and vote my shares in person?

A:

Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as the broker, bank or other nominee who holds your shares, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal identification with you to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke your signed proxy card at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to, in the case of FNB, Jerry A. Little, Corporate Secretary, or in the case of Integrity, Denise Sigmon, Assistant Secretary, or by attending the appropriate special meeting in person, notifying Mr. Little or Ms. Sigmon, as the case may be, and voting by ballot at the special meeting. Mr. Little’s mailing address is FNB Corp., 101 Sunset Avenue, Post Office Box 1328, Asheboro, North Carolina 27204, and Ms. Sigmon’s mailing address is 39 Second Street, N.W., Hickory, North Carolina 28601. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using telephone or Internet voting, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Any shareholder entitled to vote in person at the appropriate special meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying Mr. Little or Ms. Sigmon, as the case may be) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am an Integrity shareholder, should I send in my Integrity stock certificates now?

A:	No. You should NOT send in your Integrity stock certificates at this time. We will send you instructions for exchanging Integrity stock certificates for shares of FNB common stock and cash. FNB shareholders do not need to exchange or take any other action regarding their FNB stock certificates in connection with the merger.

Q:	When do you hope to complete the merger?

A:	We hope to complete the merger early in the second quarter of 2006. We must first obtain the approvals of our shareholders of the merger at the special meetings, the approval of the FNB shareholders of the proposal to increase the number of authorized shares of FNB common stock, and regulatory approval.

Q:	Whom should I call with questions or to obtain additional copies of the joint proxy statement/prospectus?

A:	FNB shareholders should call Michael C. Miller at (336) 626-8300 with any questions about the merger and related transactions or to obtain additional copies of the joint proxy statement/prospectus.

Integrity shareholders should call W. Alex Hall, Jr. at (888) 894-2483 with any questions about the merger and related transactions or to obtain additional copies of the joint proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger and the related transactions, you should carefully read this entire document and all documents to which we have referred. See “Where You Can Find More Information” on page      of this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger (see page     )

We are proposing the merger of Integrity with and into FNB. The name of the combined company will be “FNB United Corp.” and it will be headquartered in Asheboro, North Carolina. We expect to complete the merger early in the second quarter of 2006.

If the merger is completed, Integrity shareholders will have the right to receive $5.20 in cash, without interest, and 0.8743 shares of FNB common stock for each share of Integrity common stock owned immediately prior to the merger. The figure of 0.8743 is the product of 1.1209, which we refer to as the exchange ratio, and 0.78. The figure of 0.78 is based on the overall ratio of 78% stock and 22% cash to be exchanged in the merger.

Upon completion of the merger, current holders of FNB common stock will own, as a group, approximately 58% of the outstanding common stock of the combined company and current holders of Integrity common stock will own, as a group, approximately 42% of the outstanding common stock of the combined company. FNB will not issue any fractional shares of FNB common stock in the merger. Integrity shareholders who would otherwise be entitled to a fractional share of FNB common stock will instead receive an amount in cash based on the last sale price of FNB common stock on the day preceding the date on which the merger is completed.

Following completion of the merger, Integrity’s wholly owned bank subsidiary, First Gaston Bank of North Carolina, together with its operating divisions, Catawba Valley Bank and Northwestern Bank, will become a wholly owned subsidiary of FNB. FNB intends to merge First Gaston Bank into its subsidiary bank, First National, as soon as practicable following the merger of Integrity into FNB. FNB may continue to use the names First Gaston Bank, Catawba Valley Bank and Northwestern Bank following the bank merger.

The Companies

FNB Corp. (see page     )

101 Sunset Avenue

Post Office Box 1328

Asheboro, North Carolina 27204

(336) 626-8300

FNB is a bank holding company organized under the laws of North Carolina. FNB operates First National Bank and Trust Company, a national bank offering full-service commercial, retail and trust banking services to consumer and business customers primarily in Chatham, Guilford, Montgomery, Moore, Randolph, Richmond, Rowan and Scotland counties in North Carolina. FNB also operates Alamance Bank, a North Carolina bank serving Alamance and Orange counties in North Carolina. FNB anticipates that Alamance Bank will be merged with and into First National in January 2006. FNB is also the parent company for Dover Mortgage Company, a mortgage banking company that conducts its operations in North Carolina. At September 30, 2005, FNB’s total assets on a consolidated basis were $931 million, its consolidated deposits were $722 million, and its consolidated total shareholders’ equity was $86 million.

Integrity Financial Corporation (see page     )

39 Second Street, N.W.

Hickory, North Carolina 28601

(888) 894-2483

Integrity is a bank holding company organized under the laws of North Carolina. Integrity’s principal subsidiary is First Gaston Bank of North Carolina, a North Carolina-chartered bank. First Gaston Bank is a full-service bank, providing banking products and services to individuals and small- to medium-sized businesses in its market areas, including Alexander, Ashe, Burke, Caldwell, Catawba, Gaston, Iredell, Watauga and Wilkes counties, North Carolina.

Integrity’s former bank subsidiary, Catawba Valley Bank, including its operating division, “Northwestern Bank,” was merged with and into First Gaston Bank on                      , 200  . Integrity has four additional wholly owned subsidiaries, Integrity Securities, Inc., Catawba Valley Capital Trust I, Catawba Valley Capital Trust II and Community Mortgage, Inc. At September 30, 2005, Integrity’s total assets on a consolidated basis were $666 million, its total deposits were $546 million and its consolidated total shareholders’ equity was $67 million.

The Special Meetings (see pages      and     )

FNB Corp. The special meeting of FNB shareholders will be held at the AVS Banquet Centre, 2045 North Fayetteville Street, Asheboro, North Carolina, on                      , 2006, at     :       .m. local time.

At the meeting, FNB shareholders will be asked to consider and vote upon, among other things, a proposal to approve the agreement and plan of merger and a proposal to increase the number of authorized shares of FNB common stock. Approval of the agreement and plan of merger requires the affirmative vote of a majority of the outstanding shares of FNB common stock. Approval of the proposal to increase the number of authorized shares of FNB common stock requires the affirmative vote of a majority of the shares of FNB common stock voted on the proposal at the special meeting

Only holders of FNB common stock who are holders at the close of business on the record date,                  , 2006, will be entitled to notice of and to vote at the meeting. As of                      , 2006, directors and executive officers of FNB and their affiliates beneficially owned approximately         % of the outstanding shares of FNB common stock. We anticipate that all of these shares will be voted “FOR” the agreement and plan of merger and “FOR” the proposal to increase the number of authorized shares of FNB common stock.

Each FNB share carries one vote. As of                     , 2006,              votes were eligible to be cast at the meeting.

Integrity. The special meeting of Integrity shareholders will be held at the Park Inn Gateway Conference Center, 909 Highway 70 S.W., Hickory, North Carolina, on                      , 2006. at     :       .m. local time.

At the meeting, Integrity shareholders will be asked to consider and vote upon, among other things, a proposal to approve the agreement and plan of merger. Approval of the agreement and plan of merger requires the affirmative vote of a majority of the outstanding shares of Integrity common stock.

Only holders of Integrity common stock who are holders at the close of business on the record date,                      , 2006, will be entitled to notice of and to vote at the meeting. As of                      , 2006, directors and executive officers of Integrity and their affiliates beneficially owned approximately         % of the outstanding shares of Integrity common stock. We anticipate that all of these shares will be voted “FOR” the agreement and plan of merger.

Each Integrity share carries one vote. As of                  , 2006,              votes were eligible to be cast at the meeting.

The Merger Agreement (see page     )

The merger agreement is the legal document that governs the merger. The merger agreement is attached as Appendix A to this joint proxy statement/prospectus, and we encourage you to read it carefully.

Share Information and Market Prices (see page     )

Shares of FNB common stock are quoted on the Nasdaq National Market under the symbol “FNBN.” Integrity’s common stock is listed on the Nasdaq Capital Market under the symbol “IFCB.” Some examples of recent closing prices for FNB common stock and Integrity common stock are:

	FNB		Integrity
September 16, 2005		$20.95		$19.99
, 2006	$		$

Based on the merger consideration of 0.8743 shares of FNB common stock and $5.20 in cash for each share of Integrity common stock exchanged in the merger, the market value of the shares of FNB common stock that Integrity shareholders will receive in the merger for each share of Integrity common stock would be:

September 16, 2005		$18.32
, 2006	$

and the total value of the merger consideration that Integrity shareholders will receive in the merger for each share of Integrity common stock would be:

September 16, 2005		$23.52
, 2006	$

Of course, the market price of FNB common stock will fluctuate prior to the merger. Because the exchange ratio is fixed, subject to possible adjustments, the value of the shares of FNB common stock you may receive in the merger will fluctuate. You should obtain current stock price quotations for FNB common stock and Integrity common stock. You may get these quotations from a newspaper, on the Internet or by calling a securities broker.

Our Reasons for the Merger (see page     )

We are proposing the merger because we believe that by joining forces we will strengthen our position as a competitor in the financial services business, permitting us to take advantage of growth opportunities in important North Carolina markets. We believe that the merger will allow us to compete more effectively in our combined market area while retaining the strong customer and community service that has been our hallmark. Expansion along the Interstate highway corridors through the growth areas of North Carolina has been a strategic priority for FNB and Integrity’s significant presence west of the I-77 corridor, including Charlotte metropolitan, foothills and mountain locations, will position our combined companies for service, growth and expansion in some key North Carolina markets.

Recommendations to Shareholders (see pages      and     )

FNB Corp. The FNB board of directors believes that the merger is in the best interests of FNB and its shareholders and has unanimously adopted and approved the merger agreement. The FNB board of directors unanimously recommends that FNB shareholders vote for approval and adoption of the agreement and plan of merger at the special meeting. The FNB board of directors has also unanimously approved the proposal to increase the number of authorized shares of FNB common stock and unanimously recommends that FNB shareholders vote for the proposal to increase the number of authorized shares of FNB common stock.

Integrity. The Integrity board of directors believes that the merger is in the best interests of Integrity and its shareholders and has unanimously approved the merger agreement. The Integrity board of directors unanimously recommends that Integrity shareholders vote for approval of the agreement and plan of merger at the Integrity special meeting.

Fairness Opinions (see page     )

FNB. FNB’s financial advisor, Legg Mason Wood Walker, Incorporated, Baltimore, Maryland, has given a written opinion to FNB’s board of directors that, as of September 14, 2005, the per share consideration to be paid by FNB pursuant to the merger agreement is fair to FNB from a financial point of view. A copy of this opinion is attached to this joint proxy statement/prospectus as Appendix B. FNB shareholders should read this opinion carefully in its entirety.

Integrity. Integrity’s financial advisor, McColl Partners, LLC, Charlotte, North Carolina, has given a written opinion to Integrity’s board of directors that, as of September 16, 2005, the consideration to be received by Integrity shareholders under the merger agreement is fair to Integrity shareholders from a financial point of view. A copy of this opinion is attached to this joint proxy statement/prospectus as Appendix C. Integrity shareholders should read this opinion carefully in its entirety.

Material Federal Income Tax Consequences (see page     )

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Under current law, if an Integrity shareholder’s adjusted basis in his, her or its Integrity shares is less than the fair market value, as of the date of the merger, of the FNB shares and cash received in the merger, the shareholder will recognize a gain. This recognized gain will equal the lesser of (1) the excess, if any, as of the date of the merger, of the fair market value of the FNB shares and cash received by the Integrity shareholder over the adjusted basis of his, her or its Integrity shares and (2) the amount of cash received in the merger. In the event an Integrity shareholder realizes a loss, however, because his, her or its adjusted basis in the Integrity shares is greater than the fair market value of the FNB shares and cash received in the merger, the loss would not be currently allowed.

Because of the complexity of the tax laws and the individual nature of the tax consequences of the merger, we recommend that you consult a tax advisor concerning the applicable U.S. federal, state and local income tax consequences of the merger.

We will not be obligated to complete the merger unless we receive a legal opinion that the merger will be treated as a transaction of a type that is generally tax-free to FNB and Integrity for U.S. federal income tax purposes. This opinion, however, will not bind the Internal Revenue Service, which could take a different view.

Interests of Integrity Management in the Merger (see page     )

Some members of Integrity management and of the Integrity board of directors have interests in the merger that are different from, or in addition to, the interests of the other Integrity shareholders. The Integrity board of directors was aware of these interests and considered them in its decision to adopt and approve the merger agreement and the plan of merger. These interests include cash payments that may be due to certain executive officers under existing employment and change in control agreements if any of various events occur following the merger and the right to continued indemnification and insurance coverage by FNB for acts or omissions occurring before the merger, including events that are related to the merger.

Management and Operations After the Merger (see page     )

After the merger, the FNB board of directors will be made up of the directors on the FNB board immediately before the merger, plus four individuals nominated by Integrity presently serving on the Integrity or First Gaston Bank boards. Subject to their election to the FNB board of directors by the FNB shareholders, the former Integrity and First Gaston Bank directors will serve on the FNB board of directors for a minimum of one year each. The remaining members of the Integrity and First Gaston Bank boards of directors will serve on a local advisory board for First National following the merger.

Accounting Treatment of the Merger (see page     )

The merger will be treated as a “purchase,” and therefore the purchase price will be allocated to the assets and liabilities of Integrity based on their estimated fair market values at the date of the merger.

Absence of Dissenters’ Rights (see page     )

Each of FNB and Integrity is incorporated in North Carolina. Under North Carolina law, neither holders of FNB common stock nor holders of Integrity common stock have any right to dissent from the merger and to demand payment of the “fair value” of their shares of stock.

Regulatory Approval (see page     )

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. FNB has filed the required application and notice with the Board of Governors of the Federal Reserve System. As of the date of this joint proxy statement/prospectus, we have not yet received the required approval. While we do not know of any reason why we would not be able to obtain the necessary approval in a timely manner, we cannot be certain when or if we will get it.

Conditions to the Merger (see page     )

Completion of the merger depends upon a number of conditions being met, including approval of the plan of merger by both Integrity and FNB shareholders, approval by FNB shareholders of a proposal to increase the number of authorized shares of FNB common stock, and receipt of regulatory approvals.

Where the law permits, FNB or Integrity could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when or if the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination (see page     )

FNB and Integrity may agree at any time to terminate the merger agreement without completing the merger, even if the FNB or Integrity shareholders have approved it. Also, either FNB or Integrity may decide, without the consent of the other, not to complete the merger in a number of other situations, including

•	the other party’s failure to satisfy its obligations under the merger agreement, and

•	the failure of any condition to the completion of the merger to have been satisfied or waived by May 31, 2006, unless the failure of the condition is caused by the terminating party’s failing to perform its obligations under the merger agreement.

Integrity may also terminate the agreement if the price of FNB common stock averages less than $16.76 during a period prior to the anticipated closing of the merger and has declined by more than 20% compared to the closing quoted index value of the companies comprising the Nasdaq Bank Index. If Integrity elects to terminate the agreement on this basis, FNB may prevent termination by increasing the number of shares of FNB common stock to be received by Integrity shareholders in the merger.

Differences in Shareholders’ Rights (see page     )

Upon completion of the merger, Integrity shareholders will become shareholders of FNB. North Carolina law and FNB’s articles of incorporation and bylaws will govern their rights as FNB shareholders. Because of differences in the articles of incorporation and bylaws of FNB and Integrity, the rights of Integrity shareholders prior to the merger will not be the same in some important ways as their rights as FNB shareholders after the merger.

Termination Fee (see page     )

The merger agreement provides that Integrity will pay FNB a break-up fee of $4,000,000 if:

•	Integrity terminates the merger agreement to enter into another acquisition agreement with a third party that, in the determination of Integrity’s board of directors, has terms superior to those of the merger agreement with FNB from the Integrity shareholders’ viewpoint,

•	FNB terminates the merger agreement because Integrity has breached its obligation not to encourage or solicit acquisition proposals, Integrity has failed to hold the shareholders’ meeting for approval of the plan of merger, Integrity’s board of directors has not recommended approval of the plan of merger or has changed its recommendation or has recommended approval of another proposal to acquire Integrity, or

•	a tender or exchange offer for 25% or more of Integrity’s common stock is made and the Integrity board fails to send a statement to the shareholders recommending rejection of that offer within 10 business days after the offer has been made.

In addition, the break-up fee will be payable to FNB if:

•	either FNB or Integrity terminates the merger agreement because Integrity’s shareholders did not approve the plan of merger,

•	a third party makes a proposal to acquire Integrity after September 18, 2005 and that proposal is not withdrawn prior to termination of the merger agreement, and

•	within 18 months after termination of the merger agreement Integrity is acquired by a third party or other specified events occur.

Unaudited Comparative Per Share Data

The following table shows historical information about our net income per share, cash dividends per share and book value per share, and similar information reflecting the merger, which we refer to as pro forma information. In presenting the pro forma information, we assumed that each of Integrity and United Financial, Inc., which FNB acquired on November 4, 2005, had been merged into FNB as of the beginning of the periods presented.

The pro forma information gives effect to the merger under the purchase method of accounting. The pro forma information assumes that each of Integrity’s shares will be exchanged in the merger for 0.8743 FNB shares and $5.20 in cash.

We expect that we will incur merger and integration expenses as a result of combining our companies. We also anticipate that the merger will provide financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of our combined companies under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information includes adjustments to record the assets and liabilities of Integrity and United Financial at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed.

The information in the following table is based on the consolidated financial statements of each of FNB and Integrity that are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page      and “Unaudited Pro Forma Condensed Combined Financial Information” on page     .

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Net Income Per Common Share
Basic:
FNB historical	$1.27	$1.17
Integrity historical	0.76	0.30
FNB and Integrity pro forma (1)	0.93	0.72
Integrity pro forma equivalent (3)	0.81	0.63
Diluted:
FNB historical	1.24	1.13
Integrity historical	0.74	0.28
FNB and Integrity pro forma (1)	0.90	0.69
Integrity pro forma equivalent (3)	0.79	0.60

Cash Dividends Declared Per Common Share
FNB historical	0.45	0.60
Integrity historical	0.07	0.15
FNB and Integrity pro forma (1)	0.45	0.60
Integrity pro forma equivalent (3)	0.39	0.52

Book Value Per Common Share (4)
FNB historical	15.32	14.66
Integrity historical	12.71	12.23
FNB and Integrity pro forma (1), (4)	18.10	N/M
Integrity pro forma equivalent (3), (4)	15.82	N/M

(1)	FNB and Integrity pro forma information reflects that each share of Integrity common stock will be exchanged in the merger for 0.8743 shares of FNB common stock and $5.20 in cash, as well as the following pro forma assumptions:
(a)	The issuance of 4,591,918 shares of FNB common stock, resulting in a total of 10,942,599 shares of FNB stock outstanding on a pro forma basis as of September 30, 2005.
(b)	The payment of $5.20 per share of Integrity common stock will represent a total cash payment of approximately $27.3 million.
(c)	The computation of purchase accounting adjustments as of September 30, 2005, except that net income adjustments for the year ended December 31, 2004 reflect circumstances within that period.
(d)	Goodwill of approximately $76.3 million and a core deposit intangible of approximately $7.5 million to be recorded in accordance with the purchase method of accounting. Amortization of the core deposit intangible is assumed to be on a straight-line basis over a 10-year life.
(e)	Adjustment of assets and liabilities of Integrity to an estimated fair value basis in accordance with the purchase method of accounting. Amortization and accretion of the resulting fair value premiums and discounts of financial assets and liabilities are assumed to be on a straight-line basis over lives ranging from approximately one year to six years. Such fair value adjustments may not be indicative of fair values at the closing date of the merger.
(2)	FNB and Integrity pro forma cash dividends declared represent FNB historical cash dividends declared.
(3)	The equivalent pro forma per share amounts for Integrity are calculated by multiplying the FNB and Integrity pro forma information by 0.8743, which is the product of 1.1209, the exchange ratio in the merger, and .78, which reflects that 78% of Integrity’s common shares will be exchanged for FNB common stock in the merger.
(4)	Book value per common share on a pro forma basis at December 31, 2004 is not meaningful as the purchase accounting adjustments were computed as of September 30, 2005.

Selected Historical Financial Data for FNB

In the table below, we provide you with selected historical consolidated financial data of FNB. FNB prepared this information using the consolidated financial statements of FNB as of the dates indicated and for each of the fiscal years in the five-year period ended December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004. The information is based on the consolidated financial statements contained in reports filed by FNB with the Securities and Exchange Commission.

When you read this selected historical consolidated financial information, you should consider reading along with it the historical consolidated financial statements and accompanying notes that FNB has included in its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which are incorporated by reference in this joint proxy statement/prospectus. You can also obtain a copy of these reports by following the instructions we provide under “Where You Can Find More Information” on page      of this joint proxy statement/prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)
Summary of Operations
Interest income	$38,209	$29,363	$40,436	$40,158	$39,452	$41,260	$41,936
Interest expense	13,585	8,916	12,402	13,144	14,114	20,492	20,908

Net interest income	24,624	20,447	28,034	27,014	25,338	20,768	21,028
Provision for loan losses	1,680	3,510	4,030	1,860	1,780	1,200	1,802

Net interest income after provision for loan losses	22,944	16,937	24,004	25,154	23,558	19,568	19,226
Noninterest income	11,088	10,186	13,673	13,600	8,268	5,900	4,501
Noninterest expense	23,478	21,235	28,755	27,159	20,140	16,077	18,497

Income before income taxes	10,554	5,888	8,922	11,595	11,686	9,391	5,230
Income taxes	3,417	1,536	2,324	3,195	3,486	2,663	1,714

Net income	$7,137	$4,352	$6,598	$8,400	$8,200	$6,728	$3,516

Per Share Data
Net income:
Basic	$1.27	$0.77	$1.17	$1.50	$1.63	$1.35	$0.70
Diluted	1.24	0.74	1.13	1.43	1.58	1.32	0.69
Cash dividends declared	0.45	0.45	0.60	0.59	0.58	0.53	0.51
Book value (at period end)	15.32	14.48	14.66	14.32	13.49	11.74	10.89

Balance Sheet Information (at period end)
Total assets	$931,243	$845,557	$862,891	$773,245	$754,370	$593,742	$565,639
Investment securities	125,660	123,901	125,143	144,259	153,857	163,150	132,384
Loans	708,562	641,108	664,754	551,913	502,342	391,632	395,737
Allowance for loan losses	8,026	6,936	7,293	6,172	6,109	4,417	4,352
Deposits	721,773	641,703	659,544	597,925	592,354	480,230	472,448
Shareholders’ equity	86,121	81,453	82,147	81,458	73,090	55,907	55,122
Performance Ratios
Return on average assets (1)	1.06%	0.71%	0.80%	1.07%	1.25%	1.15%	0.65%
Return on average shareholders’ equity (1)	11.17	7.04	8.00	10.66	12.82	11.63	6.59
Dividend payout ratio	35.41	58.55	51.36	39.54	36.05	38.91	76.05
Net yield on earning assets, taxable equivalent basis (1)	4.15	3.83	3.89	3.94	4.40	4.03	4.28

Capital and Liquidity Ratios
Total risk-based capital	10.17%	10.34%	10.08%	11.69%	12.02%	14.29%	15.15%
Tier 1 risk-based capital	9.11	9.32	9.05	10.66	10.86	13.22	14.05
Leverage ratio	7.72	7.80	7.73	8.31	7.89	9.39	9.92
Average loans to average deposits	100.26	97.21	98.03	92.36	82.00	81.71	84.79

Asset Quality Ratios
Net loan charge-offs to average loans	0.14%	0.45%	0.47%	0.33%	0.26%	0.28%	0.17%
Net loan charge-offs to allowance for loan losses	11.80	38.94	39.27	29.12	18.45	24.72	15.17
Allowance for loan losses to loans held for investment	1.16	1.10	1.12	1.14	1.22	1.17	1.13
Allowance for loan losses to total nonperforming loans	156.39	114.42	124.73	87.35	91.36	78.40	213.33
Total nonperforming loans to loans held for investment	0.74	0.96	0.80	1.10	1.24	1.25	0.48

(1)	Nine-month data is presented on an annualized basis.

Selected Historical Financial Data for Integrity

In the table below, we provide you with selected historical consolidated financial data of Integrity. Integrity prepared this information using the consolidated financial statements of Integrity as of the dates indicated and for each of the fiscal years in the five-year period ended December 31, 2004 and for the nine-month periods ended September, 2005 and 2004. The information is based on the consolidated financial statements of Integrity contained in reports filed by Integrity with the Securities and Exchange Commission.

You should consider reading this selected historical consolidated financial information together with the historical consolidated financial statements and accompanying notes that Integrity has included in its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Copies of these reports, which are incorporated by reference, accompany this joint proxy statement/prospectus. You can also obtain copies of these reports by following the instructions we provide under “Where You Can Find More Information” on page     .

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)
Summary of Operations
Total interest income	$28,634	$24,002	$32,916	$29,436	$21,182	$21,851	$20,033
Total interest expense	11,377	9,081	12,288	11,784	9,079	11,547	10,344

Net interest income	17,257	14,921	20,628	17,652	12,103	10,304	9,689
Provision for loan losses	398	5,121	6,458	1,110	1,224	927	1,118

Net interest income after provision for loan losses	16,859	9,800	14,170	16,542	10,879	9,377	8,571
Non-interest income	3,644	4,097	5,275	6,371	5,514	3,606	1,852
Non-interest expenses	14,518	12,320	17,762	15,876	10,273	9,075	6,817

Income before income taxes	5,985	1,577	1,683	7,037	6,120	3,908	3,606
Provision for income taxes	2,008	255	169	2,323	2,130	1,278	928

Net income	$3,977	$1,322	$1,514	$4,714	$3,990	$2,630	$2,678

Per Share Data (1)
Earnings per share—basic	$0.76	$0.26	$0.30	$0.94	$1.20	$0.78	$0.73
Earnings per share—diluted	0.74	0.25	0.29	0.91	1.13	0.76	0.71
Cash dividends per share	0.07	0.07	0.15	0.15	0.12	0.10	0.09
Book value (at period end)	12.71	12.34	12.23	12.49	11.87	8.50	8.53

Balance Sheet Information (at period end)
Loans	494,461	499,723	500,681	463,447	415,741	240,321	195,018
Allowance for loan losses	7,626	10,537	10,416	6,171	5,721	3,454	2,938
Intangible assets	19,156	19,475	19,395	19,715	19,813	—	—
Total assets	666,295	671,321	664,304	629,458	553,967	325,474	267,495
Deposits	546,473	542,821	538,229	497,960	440,532	259,147	220,004
Borrowings	51,246	64,528	61,349	57,555	40,077	33,766	17,632
Shareholders’ equity	66,745	62,871	62,753	62,812	60,232	31,388	28,616

Performance Ratios:
Return on average assets (2)	0.80%	0.27%	0.23%	0.80%	1.11%	0.89%	1.13%
Return on average equity (2)	8.17%	2.78%	2.40%	7.66%	12.16%	8.77%	9.93%
Net interest margin (2)	3.78%	3.34%	3.45%	3.22%	3.57%	3.66%	4.37%
Noninterest expense to average assets (2)	2.91%	2.53%	2.72%	2.68%	2.87%	3.06%	2.90%
Dividend payout ratio	9.54%	28.04%	48.48%	15.53%	9.85%	12.63%	11.36%

Capital and Liquidity Ratios
Total risk-based capital	12.00%	11.51%	11.23%	12.92%	13.32%	13.40%	13.87%
Tier 1 risk-based capital	10.75%	10.33%	9.55%	10.77%	12.07%	12.15%	13.74%
Leverage ratio	9.07%	8.66%	8.17%	8.86%	10.37%	9.46%	10.83%
Average loans to average deposits	92.34%	92.29%	91.12%	92.41%	91.86%	89.84%	88.33%

Asset Quality Ratios:
Nonperforming loans to total loans	1.35%	1.04%	0.85%	0.84%	1.12%	0.24%	0.10%
Allowance for loan losses to period-end loans	1.54%	2.11%	2.08%	1.33%	1.38%	1.44%	1.51%
Nonperforming loans to allowance for loan losses	86.81%	49.33%	40.65%	63.02%	52.86%	16.71%	6.71%
Nonperforming loans to total assets	1.12%	1.19%	0.94%	0.82%	0.65%	0.51%	0.26%
Net loan charge-offs to average loans	0.65%	0.16%	0.46%	0.15%	-0.26%	-0.24%	-0.39%

(1)	All per share data has been adjusted to reflect the 10% stock dividends paid in 2001, 2003 and 2005.
(2)	Nine-month data is presented on an annualized basis.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table shows information about our financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger and to FNB’s acquisition of United Financial, Inc., which was completed on November 4, 2005. This information is called pro forma financial information in this joint proxy statement/prospectus. The table sets forth the information as if the merger and the acquisition of United Financial had become effective on September 30, 2005, with respect to financial condition data, and on January 1, 2004 with respect to results of operations data. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial information includes adjustments to record the assets and liabilities of Integrity and United Financial at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of FNB and Integrity incorporated by reference in this document and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page         and “Unaudited Pro Forma Condensed Combined Financial Information” on page         .

The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
	(in thousands, except share and per share data)
Income Statement
Interest income	$73,824	$81,684
Interest expense	29,253	28,818
Net interest income	44,571	52,866
Provision for loan losses	3,498	11,062
Noninterest income	15,473	20,039
Noninterest expense	41,683	51,725
Income tax expense	4,678	2,218
Net income	10,185	7,900

Average common shares outstanding:
Basic	10,932,353	10,983,712
Diluted	11,270,568	11,381,888

Performance Ratios
Return on average assets (1)	0.76%	N/M
Return on average shareholders’ equity (1)	6.95	N/M
Total equity to total assets (period end) (1)	10.88	N/M
Total average equity to total average assets (1)	10.91	N/M
Dividend Payout Ratio (2)	35.41	51.36%

Per Common Share Data
Net Income:
Basic	0.93	0.72
Diluted	0.90	0.69
Cash dividends declared (2)	0.45	0.60
Book value (1)	18.10	N/M

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
	(in thousands, except share and per share data)

Average Balance Sheet (1)
Total assets	1,790,311	N/M
Loans	1,279,325	N/M
Deposits	1,372,052	N/M
Borrowed funds	168,981	N/M
Shareholders’ equity	195,282	N/M

Capital Ratios (1)
Risk-based capital:
Tier 1	7.75%	N/M
Total	11.37	N/M
Leverage	6.46	N/M

(1)	Average balance sheet amounts and capital and other ratios as of December 31, 2004 are not meaningful as the purchase accounting adjustments were computed as of September 30, 2005.
(2)	Cash dividends declared and the dividend payout ratio represent historical amounts for FNB alone.

RISK FACTORS

If the merger is completed, Integrity shareholders will receive cash and shares of FNB common stock in exchange for their shares of Integrity common stock. You should be aware of particular risks and uncertainties that are applicable to the merger and an investment in FNB common stock and, in addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote in favor of the merger.

The Value of the Stock Merger Consideration Will Vary with Changes in FNB’s Stock Price

Each share of Integrity common stock will be converted in the merger into the right to receive cash and shares of FNB common stock. The price of FNB common stock when the merger is completed may vary from its price at the date of this joint proxy statement/prospectus and at the date of Integrity’s special meeting. These variations in the price of FNB common stock may result from changes in the business, operations or prospects of FNB, regulatory considerations, general market and economic conditions and other factors. At the time of the Integrity shareholders’ special meeting, you will not know the exact value of the FNB shares to be received when the merger is completed. The price-based termination right set forth in the merger agreement is available to Integrity only if the price of FNB common stock averages less than $16.76 during a period prior to the anticipated closing of the merger and has underperformed the Nasdaq Bank Index by 20% or more. There can be no assurance that Integrity would exercise this right even if available or that FNB would adjust the exchange ratio to prevent termination of the merger agreement. The market value of shares of FNB common stock to be received in the merger will also continue to fluctuate after completion of the merger. For historical market prices of shares of FNB common stock, please refer to “Market Price and Dividend Information” on page         . You should obtain current market quotations for shares of FNB common stock and for Integrity common stock.

There Is a Limited Market for FNB Common Stock

Although FNB common stock is traded on the Nasdaq National Market, the volume of trading has historically been low, averaging only a few thousand shares per month. Therefore, there can be no assurance that an Integrity shareholder who receives FNB common stock in the merger and wishes later to sell those shares would be able to do so immediately or at an acceptable price.

The Merger Agreement Limits Integrity’s Ability to Pursue Alternatives to the Merger

The merger agreement contains provisions that, subject to limited exceptions, limit Integrity’s ability to discuss, facilitate or enter into agreements with third parties to acquire Integrity. In general, if Integrity takes advantage of any of those limited exceptions, Integrity will be obligated to pay FNB a break-up fee of $4,000,000. These provisions might discourage a potential competing acquiror that might have an interest in acquiring Integrity from proposing or considering an acquisition even if it were prepared to pay a higher price to the Integrity shareholders than the price FNB proposes to pay under the merger agreement, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Integrity than it might otherwise have proposed.

The Fairness Opinions Obtained by FNB and Integrity from Legg Mason and McColl Partners, Respectively, Will Not Reflect Changes in Circumstances Between the Signing of the Merger Agreement and the Merger

FNB and Integrity have not obtained updated opinions as of the date of this joint proxy statement/prospectus from Legg Mason and McColl Partners, their respective financial advisors. Changes in the operations and prospects of Integrity or FNB, general market and economic conditions and other factors that may be beyond the control of Integrity and FNB, and on which the fairness opinions were based, may alter the value of Integrity or FNB or the prices of shares of Integrity common stock and shares of FNB common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of the opinions. For a description of the opinions that FNB and Integrity received from their respective financial advisors, see “The Merger—Opinion of FNB’s Financial Advisor” and “The Merger—Opinion of Integrity’s Financial Advisor.” For a description of other factors considered by the FNB board of directors in deciding to approve the merger, please refer to “The Merger—Recommendation of the FNB Board and Reasons for the Merger.” For a description of other factors considered by the Integrity board of directors in deciding to approve the merger, please see “The Merger—Recommendation of the Integrity Board and Reasons for the Merger.”

Certain Provisions of FNB’s Articles of Incorporation and Bylaws May Discourage Takeovers

FNB’s articles of incorporation and bylaws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by FNB’s board of directors. In particular, FNB’s articles of incorporation and bylaws:

•	classify its board of directors into three classes, so that shareholders elect only one-third of its board of directors each year,

•	permit FNB’s board of directors to issue, without shareholder approval unless otherwise required by law, nonvoting preferred stock with such terms as the board may determine, and

•	require the affirmative vote of the holders of at least 75% of FNB’s voting shares to approve major corporate transactions unless the transaction is approved by three-fourths of FNB’s “disinterested” directors.

These provisions of FNB’s articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of FNB’s shareholders may consider such proposal desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of FNB’s board of directors. They may also inhibit increases in the trading price of FNB’s common stock that could result from takeover attempts.

The Merger May Have an Adverse Effect on Operating Results

The merger involves the combination of two companies that have previously operated independently. A successful combination of the companies’ operations will depend primarily on retaining and expanding Integrity’s customer base and on FNB’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Difficulties may be encountered in combining the operations of FNB and Integrity, including:

•	the loss of key employees and customers,

•	disruptions to our businesses,

•	possible inconsistencies in standards, control procedures and policies,

•	unexpected problems with costs, operations, personnel, technology or credit, and

•	the assimilation of new operations, sites and personnel possibly diverting resources from regular banking operations.

Further, we may be unable to realize fully any of the potential cost savings we expect to achieve in the merger. Any cost savings that are realized may be offset by losses in revenues, increases in expenses or other changes to earnings or required accounting treatments or valuations of Integrity’s assets and liabilities.

Finally, there are risks and uncertainties relating to an investment in FNB common stock or to economic conditions and regulatory matters generally that should affect other financial institutions in similar ways. These aspects are discussed under “Forward-Looking Statements” and “Regulation and Supervision.”

FNB SPECIAL MEETING

General

This joint proxy statement/prospectus is first being mailed by FNB to the holders of FNB common stock, par value $2.50 per share, on or about                  , 2006, and is accompanied by the notice of the FNB special meeting and a form of proxy that is solicited by the board of directors of FNB for use at the FNB special meeting, to be held on                  , 2006, at     :       .m., local time, at AVS Banquet Centre, 2045 North Fayetteville Street, Asheboro, North Carolina, and at any adjournments or postponements of that meeting.

Matters to Be Considered

The purpose of the FNB special meeting is to vote upon the following matters:

•	a proposal to approve the agreement and plan of merger, and

•	a proposal to adopt an amendment to FNB’s articles of incorporation to increase the number of authorized shares of FNB common stock from 10,000,000 to 50,000,000.

FNB shareholders will also be asked to vote upon a proposal to approve the adjournment of the FNB special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposals.

By approving the agreement and plan of merger, the FNB shareholders will be approving the merger of Integrity with and into FNB, the issuance of shares of FNB common stock to Integrity shareholders in the merger, and the amendment of FNB’s articles of incorporation to change the name of FNB to “FNB United Corp.”

Proxies

The accompanying form of proxy is for your use at the FNB special meeting if you are unable or do not wish to attend in person. The form of proxy has instructions for voting by mail, by telephone or through the Internet. If voting by mail, you should complete and return the proxy card accompanying this joint proxy statement/prospectus to ensure that your vote is counted at the FNB special meeting or at any adjournment or postponement of the FNB special meeting regardless of whether you plan to attend the FNB special meeting. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

You may revoke your proxy at any time before it is exercised, by submitting to the Secretary of FNB written notice of revocation or a properly executed proxy having a later date, or by attending the FNB special meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of FNB proxies should be addressed to FNB Corp., 101 Sunset Avenue, Asheboro, North Carolina 27203, Attention: Corporate Secretary. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified in these proxies. If you make no specification, your proxy will be voted in favor of approval of the agreement and plan of merger, in favor of approval of the increase in the number of authorized shares of FNB common stock, and in favor of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement or the increase in the number of shares of FNB common stock. According to North Carolina law and FNB’s bylaws, business to be conducted at a special meeting of shareholders may be brought before the meeting only pursuant to FNB’s notice of meeting. Accordingly, no matters other than those described in this joint proxy statement/prospectus will be presented for action at the FNB special meeting or at any adjournment or postponement of the FNB special meeting.

Solicitation of Proxies

FNB will bear the entire cost of soliciting proxies from its shareholders. In addition to the solicitation of proxies by mail, FNB will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of the stock held by them and secure their voting instructions if necessary. FNB will reimburse those record holders for their reasonable expenses in so doing. In addition to the solicitation by mail, directors, officers or employees of First National, FNB’s principal subsidiary, may solicit proxies by telephone, facsimile or in person without receiving additional compensation. [In addition, FNB has engaged              to consult with FNB and to assist in the delivery of proxy materials and the solicitation of proxy votes. For these services, FNB will pay                     .]

Record Date and Voting Rights

FNB has fixed                  , 2006 as the record date for determining those FNB shareholders entitled to notice of and to vote at the FNB special meeting in accordance with the provisions of the North Carolina Business Corporation Act and FNB’s bylaws. Accordingly, only holders of shares of FNB common stock of record at the close of business on the FNB record date will be entitled to notice of and to vote at the FNB special meeting. At the close of business on the record date, there were              shares of FNB common stock outstanding held by approximately              holders of record. The presence, in person or by proxy, of shares of FNB common stock representing a majority of FNB shares outstanding and entitled to vote on the record date is necessary to constitute a quorum at the FNB special meeting. Each share of FNB common stock outstanding on the record date entitles its holder to one vote.

Shares of FNB common stock held by persons attending the meeting but not voting, and shares of FNB common stock for which FNB has received proxies but with respect to which holders of those shares have abstained from voting, will be counted as present at the FNB special meeting for purposes of determining the presence or absence of a quorum for transacting business at the FNB special meeting. Brokers who hold shares of FNB common stock in nominee or “street” name for customers who are beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on the matters to be considered and voted upon at the FNB special meeting without specific instructions from those customers.

The proposals require different percentages of votes for approval:

•	Approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of FNB common stock entitled to vote at the FNB special meeting.

•	Approval of the proposal to increase the number of authorized shares of FNB common stock requires the affirmative vote of a majority of the votes cast at the special meeting.

Because approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of FNB common stock entitled to vote at the FNB special meeting, abstentions and broker nonvotes will have the same effect as votes against approval of the agreement and plan of merger. Accordingly, the FNB board of directors urges FNB shareholders to: complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-prepaid envelope if voting by mail; call the toll-free number listed in the proxy card instructions if voting by telephone; or access the Internet site listed in the proxy card instructions if voting through the Internet.

As of the record date, directors and executive officers of FNB beneficially owned             shares of FNB common stock, giving them the right to exercise approximately         % of the voting power of the FNB common stock entitled to vote at the FNB special meeting. On the basis of the unanimous approval of the merger agreement by the FNB board, we currently expect that the shares of FNB common stock beneficially owned by each director and executive officer of FNB will be voted for approval of the plan of merger and the transactions contemplated by the merger agreement. [As of the record date, directors and executive officers of Integrity owned approximately              shares of FNB common stock, entitling them to exercise approximately         % of

the voting power of FNB common stock.] [As of the record date, Integrity and its subsidiaries held              shares of FNB common stock, representing approximately         % of the shares entitled to vote at the FNB special meeting. As of the record date, Integrity’s subsidiary, First Gaston Bank, as fiduciary, custodian or agent, held a total of              shares of FNB common stock, representing approximately         % of the shares entitled to vote at the special meeting. First Gaston Bank maintained sole or shared voting power with respect to              of these shares.]

Recommendations of the FNB Board

The FNB board of directors has unanimously approved the agreement and plan of merger and the transactions contemplated by the merger agreement. The FNB board believes that the merger is in the best interests of FNB and its shareholders, and recommends that the FNB shareholders vote “FOR” approval of the agreement and plan of merger.

The FNB Board also recommends that you vote “FOR” the proposal to increase the number of authorized shares of FNB common stock. If the proposal to amend the FNB articles of incorporation to increase the number of authorized shares of FNB common stock is not approved, then the merger cannot occur even if the agreement and plan of merger is approved by the shareholders at the special meeting.

See “The Merger—Recommendation of the FNB Board and Reasons for the Merger” for a more detailed discussion of the FNB board’s recommendation with regard to the agreement and plan of merger.

INTEGRITY SPECIAL MEETING

General

This joint proxy statement/prospectus is first being mailed by Integrity to the holders of Integrity common stock, $1.00 par value per share, on or about                  , 2006, and is accompanied by the notice of the Integrity special meeting and a form of proxy that is solicited by the board of directors of Integrity for use at the Integrity special meeting, to be held on                  , 2006, at     :       .m., local time, at Park Inn Gateway Conference Center, 909 Highway 70 S.W., Hickory, North Carolina, and at any adjournments or postponements of that meeting.

Matters to Be Considered

The purpose of the Integrity special meeting is to approve the agreement and plan of merger. Integrity shareholders will also be asked to vote upon a proposal to approve the adjournment of the Integrity special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal.

Proxies

The accompanying form of proxy is for your use at the Integrity special meeting if you are unable or do not wish to attend in person. You may revoke your proxy at any time before it is exercised, by submitting to the Assistant Secretary of Integrity written notice of revocation or a properly executed proxy having a later date, or by attending the Integrity special meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of Integrity proxies should be addressed to Integrity Financial Corporation, 39 Second Street, N.W., Hickory, North Carolina 28601, Attention: Assistant Secretary. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified in these proxies. If you make no specification, your proxy will be voted in favor of approval of the agreement and plan of merger and in favor of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger. According to North Carolina law and Integrity’s bylaws, business to be conducted at a special meeting of shareholders may be brought before the meeting only pursuant to Integrity’s notice of meeting. Accordingly, no matters other than those described in this joint proxy statement/prospectus will be presented for action at the Integrity special meeting or at any adjournment or postponement of the Integrity special meeting.

Solicitation of Proxies

Integrity will bear the entire cost of soliciting proxies from its shareholders. In addition to the solicitation of proxies by mail, Integrity will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of the stock held by them and secure their voting instructions if necessary. Integrity will reimburse those record holders for their reasonable expenses in so doing. In addition to the solicitation by mail, directors, officers or employees of Integrity’s principal subsidiary, First Gaston Bank and its operating divisions, Catawba Valley Bank and Northwestern Bank, may solicit proxies by telephone, facsimile or in person without receiving additional compensation. [In addition, Integrity has engaged                  to consult with Integrity and to assist in the delivery of proxy materials and the solicitation of proxy votes. For these services, Integrity will pay                .]

Record Date and Voting Rights

Integrity has fixed                  , 2006 as the record date for determining those Integrity shareholders entitled to notice of and to vote at the Integrity special meeting in accordance with the provisions of the North Carolina Business Corporation Act and Integrity’s bylaws. Accordingly, only holders of shares of Integrity common stock of record at the close of business on the Integrity record date will be entitled to notice of and to vote at the Integrity special meeting. At the close of business on the record date, there were              shares of Integrity common stock outstanding held by approximately              holders of record. The presence, in person or by proxy, of shares of Integrity common stock representing a majority of Integrity shares outstanding and entitled to vote on the record date is necessary to constitute a quorum at the Integrity special meeting. Each share of Integrity common stock outstanding on the record date entitles its holder to one vote.

Shares of Integrity common stock held by persons attending the meeting but not voting, and shares of Integrity common stock for which Integrity has received proxies but with respect to which holders of those shares have abstained from voting, will be counted as present at the Integrity special meeting for purposes of determining the presence or absence of a quorum for transacting business at the Integrity annual meeting. Brokers who hold shares of Integrity common stock in nominee or “street” name for customers who are beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on the matters to be considered and voted upon at the Integrity annual meeting without specific instructions from those customers.

Approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Integrity common stock entitled to vote at the Integrity special meeting.

Because approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Integrity common stock entitled to vote at the Integrity special meeting, abstentions and broker nonvotes will have the same effect as votes against approval of the agreement and plan of merger. Accordingly, the Integrity board of directors urges Integrity shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-prepaid envelope.

As of the record date, directors and executive officers of Integrity beneficially owned              shares of Integrity common stock, giving them the right to exercise approximately     % of the voting power of the Integrity common stock entitled to vote at the Integrity annual meeting. On the basis of the unanimous approval of the merger agreement by the Integrity board, we currently expect that the shares of Integrity common stock beneficially owned by each director and executive officer of Integrity will be voted for approval of the agreement and plan of merger and the transactions contemplated by the merger agreement. [As of the record date, directors and executive officers of FNB owned approximately              shares of Integrity common stock, entitling them to exercise approximately     % of the voting power of Integrity common stock.] [As of the record date, FNB held              shares of Integrity common stock, representing approximately       % of the shares entitled to vote at the Integrity annual meeting. As of the record date, FNB’s subsidiary, First National, as fiduciary, custodian or agent, held a total of              shares of Integrity common stock, representing approximately     % of the shares entitled to vote at the annual meeting. First National maintained sole or shared voting power with respect to              of these shares.]

For more detailed information about beneficial ownership of Integrity common stock by directors and executive officers of Integrity, see “Information about Integrity.”

Recommendation of the Integrity Board

The Integrity board of directors has unanimously approved the agreement and plan of merger and the transactions contemplated by the merger agreement. The Integrity board believes that the merger is in the best interests of Integrity and its shareholders, and recommends that the Integrity shareholders vote “FOR” approval of the agreement and plan of merger.

See “The Merger—Recommendation of the Integrity Board and Reasons for the Merger” for a more detailed discussion of the Integrity board’s recommendation with regard to the agreement and plan of merger.

THE MERGER

The following discussion describes the material aspects of the merger. Since this discussion is a summary, it may not contain all of the information that is important to you to make your decision about the merger. To understand the merger fully, and for a more complete description of the legal terms of the merger, we encourage you to read this entire joint proxy statement/prospectus and the merger agreement completely and carefully. A copy of the merger agreement is included as Appendix A to this joint proxy statement/prospectus.

General

The boards of directors of each of FNB and Integrity have approved the agreement and plan of merger. We expect to complete the merger early in the second quarter of 2006. In the merger, Integrity will be merged with and into FNB. Integrity’s separate existence will cease and its subsidiary, First Gaston Bank, which conducts business as First Gaston Bank, Catawba Valley Bank and Northwestern Bank, will become a direct, wholly owned subsidiary of FNB. Also in the merger, FNB’s name will be changed to FNB United Corp.

In the merger, each outstanding share of Integrity common stock will be converted into the right to receive:

•	$5.20 in cash, without interest, and

•	0.8743 shares of FNB common stock.

FNB will not issue any fractional shares of FNB common stock in the merger. Instead, Integrity shareholders will receive a cash payment, without interest, for the value of any fraction of a share of FNB common stock they would otherwise be entitled to receive.

The following shares of Integrity common stock will not be converted in the merger and will not be entitled to receive the merger consideration described above:

•	Integrity shares held by Integrity or FNB or any of their subsidiaries, other than in a fiduciary capacity or as a result of debts previously contracted.

The total aggregate amount of consideration to be received by Integrity shareholders in the merger, based on the closing price of the FNB common stock on                  , 2006, is approximately $            million. After the merger, former holders of shares of Integrity common stock that are converted into FNB shares will hold about         % of the outstanding shares of FNB common stock.

Background of the Merger

On November 16, 2004, the board of directors of Integrity announced that it would not timely file its quarterly report on Form 10-Q for the quarter ended September 30, 2004 based upon a determination that certain loans made by its subsidiary banks may not have been properly graded as to risk of collection. Integrity further noted that a yet-to-be-determined charge to earnings may negatively impact the previously announced results of operations for the third quarter ended September 30, 2004 as a result of potential additions to Integrity’s loan loss reserve. On November 19, 2004, the President and Chief Executive Officer of Integrity, who was the founder and President and Chief Executive Officer of Integrity’s largest subsidiary bank, Catawba Valley Bank, resigned those positions as well as his position as a member of the board of directors of Integrity and the board of directors of Catawba Valley Bank. On November 23, 2004, Integrity amended its previously announced earnings results for the three- and nine-month periods ended September 30, 2004. That announcement indicated a net loss for the three months ended September 30, 2004 of $1,122,515 as compared to a previously reported profit of $1,396,770, and net income for the nine months ended September 30, 2004 of $1,321,899 as compared to a previously reported $3,841,184. Integrity noted that the revisions to its earnings announcement were a result of increases to its provision for loan losses for the three-month period ended September 30, 2004 to $4,485,000.

On January 17, 2005, an introductory meeting was held between representatives of the investment banking and financial advisory firm of McColl Partners, LLC, Charlotte, North Carolina and Integrity. On January 18,

2005, McColl Partners submitted an engagement letter to Integrity proposing to act as Integrity’s exclusive financial advisor. At its board of directors meeting held January 19, 2005, the Integrity board appointed four directors to be named as the Strategic Alternatives Committee for Integrity and directed that further discussions be had by this committee with McColl Partners and another investment banking firm that had represented Integrity as financial advisor on two prior occasions. On January 20, 2005, representatives of Integrity and McColl Partners met to discuss the engagement of McColl Partners. On January 25, 2005, Integrity retained McColl Partners and directed them to study all possible alternatives available to Integrity to enhance shareholder value. The board of directors of Integrity placed no restrictions or limitations upon the range of alternatives that McColl Partners might consider. Before McColl Partners could commence its engagement by Integrity, another commercial bank in North Carolina made an unsolicited offer to acquire Integrity. Upon Integrity’s request, this offer was immediately withdrawn. McColl Partners commenced a due diligence review of Integrity and its subsidiary banks. On February 23, 2005, Integrity publicly announced that it had retained McColl Partners to assist Integrity with certain investment banking matters, including its strategic alternatives. After this announcement, McColl Partners received several unsolicited expressions of interest from financial institutions in Integrity’s market area to explore a business combination with Integrity.

On April 20, 2005, McColl Partners made a presentation to the Integrity board of directors, which consisted of certain financial and nonfinancial considerations, competitive and market data and the environment for financial institution mergers and acquisitions in general. After various strategic alternatives were discussed at length, the board unanimously adopted a motion authorizing McColl Partners to seek a sale of Integrity.

On April 21, 2005, McColl Partners commenced contacting financial institutions that it believed were suitable candidates for Integrity to consider. Confidentiality agreements were provided to those who expressed an interest in pursuing a possible transaction with Integrity. Sixteen confidentiality agreements were executed and returned by interested parties. Upon receipt of a signed confidentiality agreement, McColl Partners sent a Confidential Memorandum consisting of financial and other information about Integrity and the procedures expected to be followed by any interested party.

On May 20, 2005, McColl Partners received four nonbinding indications of interest from institutions that had signed confidentiality agreements and had received and reviewed the Confidential Memorandum from McColl Partners.

On May 21, 2005, McColl Partners reviewed the four nonbinding indications of interest with Integrity’s Chairman, President and legal counsel. On May 25, 2005, the Strategic Alternatives Committee and legal counsel reviewed a more detailed presentation by McColl Partners and subsequently authorized two prospective acquirors to conduct on-site due diligence. On June 6, 2005, Integrity’s Chairman and President both met with the executive management of one of the two institutions selected to do due diligence for the purpose of soliciting a significantly higher bid than that which was contained in this bidder’s initial nonbinding indication of interest. Following the due diligence review by both of the invited bidders, one bidder indicated that it needed more time to make a definitive offer and the other declined to proceed any further with the transaction, citing Integrity’s financial and regulatory difficulties. FNB was not one of the two invited bidders.

On July 1, 2005, McColl Partners met with Integrity’s Strategic Alternatives Committee to apprise it of its conversations with various potential acquirors. At that time the Chairman of Integrity informed the committee that the Chief Executive Officer of another local financial institution. which previously had not submitted a nonbinding indication of interest, had a meeting with Integrity’s Chairman on June 29, 2005 to discuss a transaction that could be characterized as a merger of equals. On July 5, 2005, Integrity’s Strategic Alternatives Committee met with certain executives and directors of this financial institution to discuss the possibility of a merger of equals. On July 6, 2005, the Strategic Alternatives Committee met with one of the bidders who had performed due diligence to discuss a possible transaction and received a revised nonbinding indication of interest from that institution on July 7, 2005 contemplating an all stock transaction in an aggregate amount that was lower than its initial indication of interest. The President of Integrity told this bidder on July 12, 2005 that its revised expression of interest would be considered by the Strategic Alternatives Committee and Integrity board of directors at its July 2005 meeting.

Later in July 2005, the investment banking firm of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland, representing FNB, contacted McColl Partners on behalf of FNB. FNB had been one of the four financial institutions that had submitted bids to McColl Partners but due to the level of FNB’s initial bid, FNB was not at that time invited to perform due diligence at Integrity. The purpose of the contact by Legg Mason in July 2005 was to solicit Integrity’s interest in pursuing a transaction at a level in excess of FNB’s earlier nonbinding indication of interest. On July 20, 2005, McColl Partners made a presentation to the board of directors of Integrity and reviewed its findings to date, certain financial and nonfinancial considerations, market and competitive data and the merger and acquisitions environment.

By letter dated August 11, 2005, FNB proposed a transaction in which each issued and outstanding share of Integrity common stock would be exchanged for 0.8743 shares of FNB common stock and $5.20 in cash having a value of $23.65 per share based on FNB’s recent stock closing price (this was after giving effect to the 10% stock dividend of Integrity, which was declared on July 20, 2005). Integrity promptly informed the other financial institution contemplating a merger of equals of the contents of this offer (but not FNB’s identity) and advised it that the board needed to fully explore it before proceeding with further discussions about a merger of equals. On August 15, 2005, representatives of FNB and Integrity’s Strategic Alternatives Committee met with McColl Partners to discuss the mutual benefits arising from a transaction between Integrity and FNB. The Strategic Alternatives Committee authorized FNB to conduct on-site due diligence. FNB conducted on-site due diligence during the week of August 22, 2005 and continued its legal and other due diligence review through September 18, 2005. Integrity commenced due diligence of FNB during the week of August 29, 2005. By letter dated September 13, 2005, FNB reaffirmed its interest and delivered an initial draft of a definitive agreement. Promptly upon receipt of the draft of the definitive agreement, the Strategic Alternatives Committee instructed its legal and financial advisors to review and negotiate that agreement and called for a special meeting of the entire board of directors of Integrity.

On September 14, 2005, the FNB board of directors held a special meeting at which senior management of FNB reviewed its discussions and negotiations with Integrity regarding a possible merger, as well as the results of its due diligence investigation of Integrity. Senior management of FNB and Legg Mason, FNB’s financial advisor, presented financial information with respect to Integrity and the proposed merger to the FNB board. Also at this meeting, the FNB board reviewed the terms of the merger agreement and the legal standards applicable to its decision to approve the merger agreement and the transactions contemplated by those agreements. After questions by and discussion among the members of the FNB board, and after consideration of the factors described under “—Recommendation of the FNB Board and Reasons for the Merger,” the FNB board voted on September 14, 2005, to approve the merger agreement and the transactions contemplated by the merger agreement.

At a special meeting of Integrity’s board of directors on September 16, 2005, McColl Partners and Integrity’s legal counsel reviewed the financial and legal aspects of the proposed transaction with FNB. McColl Partners delivered its opinion to the board of directors that the merger consideration proposed by FNB to be received by Integrity’s shareholders was fair, from a financial point of view, to the shareholders of Integrity. The board of directors unanimously approved the merger agreement with FNB at its meeting on September 16, 2005.

FNB and Integrity entered into the merger agreement on September 18, 2005 and announced the agreement prior to the opening of the market on September 19, 2005.

Recommendation of the FNB Board and Reasons for the Merger

The FNB board of directors believes that the merger is fair to and in the best interests of FNB and FNB’s shareholders. Accordingly, the FNB board has unanimously approved the agreement and plan of merger and unanimously recommends that FNB shareholders vote “FOR” approval of the agreement and plan of merger and the transactions contemplated by the merger agreement, including the issuance of shares of FNB common stock in the merger and the change of FNB’s name to “FNB United Corp.”

The FNB board of directors believes that the merger is in the best interests of FNB and its shareholders because it presents an important opportunity for FNB to increase shareholder value through growth by acquiring an established financial institution in markets that FNB believes are poised for growth and are a natural expansion of FNB’s existing markets.

In reaching its decision to approve the agreement and plan of merger, the FNB board consulted with management of FNB, as well as with its financial and legal advisors, and considered the following factors:

•	the FNB board’s familiarity with and review of Integrity’s business, operations, financial condition, earnings and prospects;

•	the pro forma and prospective financial impact of the acquisition upon FNB;

•	the business, operations, financial condition, earnings and prospects of each of FNB and Integrity (in making its determination, the FNB board took into account the results of FNB’s due diligence review of Integrity’s business);

•	the complementary nature of the businesses of FNB and Integrity;

•	the current and prospective economic and competitive environments facing financial institutions, including FNB;

•	the FNB board’s belief that a combination of FNB and Integrity will enhance the combined company’s ability to grow and to compete effectively with other, and larger, bank holding companies in central and western North Carolina;

•	the belief of senior management of FNB and the FNB board that FNB and Integrity share a common vision with respect to delivering financial performance and shareholder value and that their managements and employees possess complementary skills and expertise;

•	the structure of the merger, the terms of the merger agreement and that the merger is intended to qualify as a transaction of a type that is generally tax-free for federal income tax purposes;

•	the fact that the merger will provide FNB with branches in Alexander, Ashe, Catawba, Gaston, Iredell, Watauga and Wilkes counties, North Carolina;

•	the opinion of Legg Mason to the FNB board that, based on and subject to the considerations set forth in the opinion, the per share consideration to be received by the Integrity shareholders in the merger is fair to FNB from a financial point of view (see “—Opinion of FNB’s Financial Advisor”);

•	the likelihood of the merger being approved by the appropriate regulatory authorities (see “—Regulatory Approvals Required for the Merger”); and

•	consideration of the effect of the merger on FNB’s other constituencies, including the customers and communities served by FNB and its employees;

This discussion of the information and factors considered by the FNB board includes all material factors considered by the FNB board. In reaching its determination to approve and recommend the merger, the FNB board did not assign any relative or specific weights to those factors, and individual directors may have given differing weights to different factors.

Recommendation of the Integrity Board and Reasons for the Merger

The Integrity board of directors believes that the merger is fair to and in the best interests of Integrity and Integrity’s shareholders. Accordingly, the Integrity board has unanimously approved the agreement and plan of merger and unanimously recommends that Integrity shareholders vote “FOR” approval of the agreement and plan of merger and the transactions contemplated by the merger agreement, including the merger.

The Integrity board of directors believes that completing the merger with FNB will create greater shareholder value for Integrity’s shareholders in the future and greater value than Integrity might achieve as an independent company.

The board’s conclusion that the merger agreement is in the best interests of the Integrity shareholders was based on the directors’ consideration of the following factors:

•	the financial terms of the proposed merger agreement;

•	the outcome of a competitive bidding process in which companies determined to be interested and able were invited to submit proposals;

•	a comparison of the terms of the merger agreement with comparable transactions in North Carolina and elsewhere;

•	information concerning the business, financial condition, results of operations and prospects of FNB;

•	competitive factors and trends toward consolidation in the banking industry;

•	the board’s review with its legal and financial advisors of the provisions of the merger agreement;

•	the expected tax consequences of the merger to Integrity and its shareholders;

•	McColl Partners’ opinion that the consideration to be received under the merger agreement is fair from a financial point of view to the holders of Integrity common stock (see “—Opinion of Integrity’s Financial Advisor”);

•	alternatives to acquisition, including continued operation as an independent company, in light of possible economic conditions and likely prospects of Integrity, banking markets, the competitive environment and the economy generally; and

•	the value to be received by the Integrity shareholders in relation to the historical trading prices, book value and earnings per share of Integrity common stock.

The Integrity board of directors also considered provisions made in the merger agreement for benefits to employees, management and members of the board. The board concluded that those terms were fair and reasonable.

While Integrity’s directors considered the foregoing and other factors individually, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination with respect to the agreement based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger agreement is in the best interests of Integrity’s shareholders.

Opinion of FNB’s Financial Advisor

FNB retained Legg Mason Wood Walker, Incorporated to act as its financial advisor in connection with the merger. At the time FNB retained Legg Mason, Legg Mason was a nationally recognized investment banking firm with substantial expertise in transactions similar to the merger. As part of its investment banking activities, Legg Mason was regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. On December 1, 2005, Stifel Financial Corp., parent company of Stifel, Nicolaus & Company, Incorporated, acquired substantially all of the capital markets business of Legg Mason Wood Walker, Incorporated.

Representatives of Legg Mason attended the meeting of the FNB board of directors on September 14, 2005 at which the merger agreement was considered and approved. At the meeting, Legg Mason issued an oral opinion that, as of that date, the per share consideration to be received by Integrity shareholders in the merger was fair to FNB from a financial point of view. Legg Mason has also delivered to the FNB board of directors a written opinion, dated as of September 14, 2005, to the effect that as of that date the per share consideration to be received by the Integrity shareholders in the merger is fair to FNB from a financial point of view.

The full text of Legg Mason’s written opinion as of September 14, 2005, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference, and should be read in its entirety in connection with this joint proxy statement/prospectus. The summary of the opinion of Legg Mason set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Legg Mason was not requested to and did not make any recommendation to the board of directors of FNB as to the form or amount of the consideration to be paid to Integrity or its shareholders. In arriving at its opinion, Legg Mason did not ascribe a specific range of values to Integrity. Its opinion is based on the financial and comparative analyses described below. Legg Mason’s opinion was directed solely to the board of directors of FNB for its use in connection with its consideration of the merger. Legg Mason’s opinion addressed only the fairness of the merger consideration to be paid by FNB in the merger from a financial point of view and did not address any other aspect of the merger. Legg Mason was not requested to opine as to, and its opinion does not address, FNB’s underlying business decision to proceed with or effect the merger or the relative merits of the merger compared to any alternative transaction or strategy that might be available to FNB.

In connection with its September 14, 2005 opinion, Legg Mason, among other things:

•	reviewed and analyzed a draft copy of the merger agreement dated September 13, 2005;

•	reviewed and analyzed the audited consolidated financial statements of FNB contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the unaudited consolidated financial statements of FNB contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	reviewed and analyzed the audited consolidated financial statements of Integrity contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the unaudited consolidated financial statements of Integrity contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	reviewed the reported prices and trading activity of the publicly traded common equity securities of FNB;

•	reviewed the reported prices and trading activity of the publicly traded common equity securities of Integrity;

•	reviewed and analyzed certain other publicly available information concerning FNB and Integrity;

•	reviewed certain nonpublicly available information concerning FNB and Integrity, including financial projections and estimates of certain cost savings and operating synergies, furnished to Legg Mason by members of senior management of each of FNB and Integrity;

•	held meetings and discussions with members of senior management of FNB and Integrity regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the operations, financial condition and future prospects of their respective companies;

•	participated in certain discussions and negotiations between representatives of FNB and Integrity;

•	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Legg Mason considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Legg Mason deemed relevant to its analysis; and

•	conducted such other financial studies, analyses and investigations and considered such other information as Legg Mason deemed necessary or appropriate for purposes of its opinion.

Legg Mason also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the commercial banking industry generally.

In rendering its opinion, Legg Mason relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it and has not assumed any responsibility for independently verifying any of such information. Legg Mason was not engaged to and did not express any opinion with respect to any other acquisition, transaction or strategy of FNB. With respect to the financial forecasts supplied to Legg Mason (including, without limitation, operating synergies resulting from the merger), Legg Mason assumed, with FNB’s consent, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of FNB and Integrity as to the future operating and financial performance of FNB and Integrity, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Legg Mason could form its opinion. Legg Mason assumes no responsibility for, and expresses no view as to, such financial forecasts or the assumptions on which they are based. Legg Mason also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either FNB or Integrity since the date of the last financial statements made available to it. Legg Mason is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to them, and accordingly Legg Mason assumed, without independent verification and with FNB’s consent, that the aggregate allowances for loan losses set forth in the financial statements of FNB and Integrity are in the aggregate adequate to cover all such losses. Legg Mason did not review individual credit files, and did not make or obtain any independent evaluation, appraisal or physical inspection of FNB’s or Integrity’s assets or liabilities (including any derivative or off-balance sheet assets and liabilities), the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review loan or credit files of FNB or Integrity. Legg Mason also assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes, and that FNB’s then pending acquisition of United Financial, Inc. would be consummated prior to the closing of this transaction. Legg Mason relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. Legg Mason assumed, with FNB’s consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived.

For the purpose of rendering its opinion, Legg Mason assumed that the merger will be consummated as provided in the agreement. Legg Mason’s opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion, and does not imply any conclusion as to the price or trading range of FNB’s common stock or Integrity’s common stock, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities. Subsequent developments may affect Legg Mason’s opinion, and Legg Mason’s opinion will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.

The financial forecasts furnished to Legg Mason for FNB and Integrity and estimates of operating synergies resulting from the merger were prepared by the managements of FNB and Integrity and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, FNB and Integrity do not publicly disclose internal management forecasts, projections or estimates of the type furnished to Legg Mason in connection with its analysis of the financial terms of the merger, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain and may not be within the control of the management of either FNB or Integrity, including, without limitation, factors related to the integration of FNB and Integrity and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

In connection with rendering its September 14, 2005 opinion, Legg Mason performed a variety of financial analyses that are summarized below. The summary does not purport to be a complete description of such analyses. Legg Mason believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Legg Mason made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of FNB or Integrity. Any estimates contained in Legg Mason’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction used in any analysis as a comparison is identical to FNB or Integrity or the merger, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the relative value of the companies to which they are being compared. None of the analyses performed by Legg Mason was assigned a greater significance by Legg Mason than any other. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which FNB’s common stock or Integrity’s common stock may trade in the public markets.

In accordance with customary investment banking practice, Legg Mason employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Legg Mason used in providing its opinion on September 14, 2005. Some of the summaries of financial analyses are presented in tabular format. To understand the financial analyses used by Legg Mason more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Legg Mason’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Legg Mason. The order of analyses described does not represent relative importance or weight given to those analyses by Legg Mason. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Legg Mason with respect to any of the analyses performed by it in connection with its opinion. In arriving at its opinion, Legg Mason considered all of the financial analyses it performed and did not attribute any particular weight to any individual analysis it considered or reach any specific conclusion with respect to any such analysis. Rather, Legg Mason made its determination as to the fairness to FNB of the merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for Integrity should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

Comparison of Selected Companies. Legg Mason reviewed and compared certain multiples and ratios for the merger with the following peer groups of selected publicly traded banks: (1) all publicly traded banks in the United States with assets between $500 million and $2 billion (consisting of 273 institutions), referred to below as Group A; (2) all publicly traded banks in the states of Florida, Georgia, North Carolina, South Carolina and Virginia with assets between $500 million and $2 billion (consisting of 55 institutions), referred to below as Group B; (3) all publicly traded banks in the state of North Carolina with assets between $500 million and $2 billion (consisting of 15 institutions), referred to below as Group C. Legg Mason analyzed the following ratios with respect to the selected peer groups:

	Transaction Ratios For FNB/ Integrity		Median Trading Multiples for Selected Peer Groups (1)
			Group A		Group B		Group C
Price / 2005 Projected Earnings Per Share (2)	18.1	x	15.9	x	15.8	x	15.7	x
Price / 2006 Projected Earnings Per Share (2)	16.6	x	14.3	x	14.4	x	13.5	x
Price / Book Value Per Share	187.7%		189.4%		188.1%		166.0%
Price / Tangible Book Value Per Share	265.0%		220.0%		225.6%		185.2%
Deposit Premium (3)	15.1%		11.7%		11.9%		8.0%

(1)	Based on prices as of market close on September 9, 2005.
(2)	Projected EPS estimates for selected peer groups based on First Call consensus.
(3)	Deposit premium calculated as aggregate market value minus tangible book value divided by total deposits.

This analysis resulted in a range of imputed values for Integrity common stock of between $19.64 and $23.86 based on the median multiples for Group A, between $20.13 and $23.70 based on the median multiples for Group B, and between $16.53 and $20.92 based on the median multiples for Group C. Legg Mason noted in its presentation to the FNB board of directors that these ranges of values are based on multiples calculated using a public market trading price, and are not adjusted to account for a control or merger premium that is typically paid by an acquiring institution.

Analysis of Bank Merger Transactions. Legg Mason analyzed certain information relating to recent transactions in the banking industry, consisting of:

•	110 acquisitions announced between January 1, 2002 and September 9, 2005, involving bank sellers in all regions of the United States where the total assets of the selling institution was between $300 million and $2 billion for the last reporting period prior to announcement of the acquisition, referred to below as Group A,

•	28 acquisitions announced between January 1, 2002 and September 9, 2005, involving bank sellers in the states of Florida, Georgia, North Carolina, South Carolina and Virginia where the total assets of the selling institution was between $300 million and $2 billion for the last reporting period prior to announcement of the acquisition, referred to below as Group B, and

•	five acquisitions announced between January 1, 2000 and September 9, 2005, involving bank sellers in the state of North Carolina where the total assets of the selling institution was between $200 million and $2 billion for the last reporting period prior to announcement of the acquisition, referred to below as Group C.

Legg Mason analyzed the following ratios with respect to the merger and the selected transactions:

			Median Statistics for Selected Transactions
	FNB/ Integrity		Group A		Group B		Group C
Deal Price Per Share/Last 12 Months Earnings Per Share	20.0	x (1)	23.1	x	24.5	x	20.6	x
Deal Price Per Share/ Book Value Per Share	187.7%		265.3%		307.0%		201.3%
Deal Price Per Share/Tangible Book Value Per Share	265.0%		283.7%		318.2%		201.3%
Premium over Tangible Book Value/Core Deposits (2)	20.3%		21.7%		27.2%		18.2%
Premium to Market Price per Share 30 Days Prior to Announcement	21.0%		29.6%		26.6%		30.5%

(1)	Represents deal price per share divided by Integrity’s annualized June 30, 2005 year-to-date earnings per share.
(2)	Core deposits are defined as total deposits less the sum of certificates of deposit over $100,000 and brokered deposits.

This analysis resulted in a range of imputed values for Integrity common stock of between $24.69 and $33.43 based on the median multiples for Group A, between $24.74 and $38.68 based on the median multiples for Group B, and between $17.98 and $25.50 based on the median multiples for Group C.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Legg Mason estimated the net present value of the future streams of after-tax cash flow that Integrity could produce to benefit a potential acquiror, referred to below as net income available for dividends. In this analysis, Legg Mason assumed that Integrity would perform in accordance with management’s estimates and calculated assumed after-tax distributions to a potential acquiror such that its tangible common equity as a percentage of tangible assets would be maintained at 5.5 percent. Legg Mason calculated the sum of (1) the estimated terminal values per share of Integrity’s common stock based on assumed multiples to Integrity’s projected 2011 earnings ranging from 12.4x to 16.4x, plus (2) the assumed 2005 – 2010 net income available for dividends, in each case discounted to present values at assumed discount rates ranging from 10.3% to 14.3%. This discounted cash flow analysis indicated an implied equity value reference range of $20.06 to $28.49 per share of Integrity’s common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of Integrity’s common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including estimated future earnings and asset growth, terminal values, dividend payout rates and discount rates.

Pro Forma Effect of the Merger. Legg Mason reviewed certain estimated future operating and financial information developed by FNB and Integrity and certain estimated future operating and financial information for the pro forma combined entity resulting from the Integrity merger and FNB’s then pending publicly announced acquisition of United Financial, Inc. for the 12-month periods ended December 31, 2006 and December 31, 2007. Based on this analysis, Legg Mason compared certain of FNB’s estimated future per share results with such estimated figures for the pro forma combined entity. On a pro forma basis, in both cases, the merger is forecast to be accretive to FNB’s earnings per share for the 12-month periods ended December 31, 2006 and December 31, 2007. Legg Mason also reviewed certain historical financial information to determine the effect of the merger on FNB’s book value and tangible book value. Based on this analysis, at June 30, 2005, on a pro forma basis, the merger is forecast to be accretive to FNB’s book value per share and dilutive to FNB’s tangible book value per share.

As described above, Legg Mason’s opinion was one of the many factors taken into consideration by the board of directors in making its determination to approve the merger.

Pursuant to the terms of Legg Mason’s engagement, FNB paid Legg Mason a nonrefundable cash retainer fee of $25,000 and a nonrefundable cash opinion fee of $200,000 upon the execution of the definitive agreement for the transaction. FNB has also agreed to pay an additional fee of $625,000 upon closing of the transaction. In addition, FNB has agreed to reimburse Legg Mason for certain out-of-pocket expenses and has agreed to indemnify Legg Mason, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

The full text of the written opinion of Legg Mason, dated September 14, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Legg Mason in connection with the opinion, is attached to this document as Appendix B and is incorporated in this document by reference. Holders of FNB common stock are urged to, and should, read this opinion carefully and in its entirety. Legg Mason provided its opinion for the information and assistance of the FNB board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Legg Mason opinion is not a recommendation as to how any holder of FNB common stock should vote with respect to the merger or any other matter. The opinion of Legg Mason will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Legg Mason has no obligation to update, revise or reaffirm its opinion, and FNB does not currently expect that it will request an updated opinion from Legg Mason.

Opinion of Integrity’s Financial Advisor

By letter dated January 18, 2005, Integrity retained McColl Partners, LLC to act as its exclusive financial advisor in connection with certain investment banking matters including its current and prospective strategic alternatives. McColl Partners, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate actions.

McColl Partners acted as exclusive financial advisor to Integrity in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the September 16, 2005 meeting at which Integrity’s board considered and approved the merger agreement, McColl Partners delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to Integrity’s shareholders from a financial point of view.

The full text of McColl Partners’ written opinion to the Integrity board, dated September 16, 2005, is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by McColl Partners in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Integrity shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

McColl Partners’ opinion speaks only as of the date of the opinion. The opinion was directed to the Integrity board and is directed only to the fairness of the merger consideration to Integrity shareholders from a financial point of view. It does not address the underlying business decision of Integrity to engage in the merger or any other aspect of the merger and is not a recommendation to any Integrity shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with this opinion, McColl Partners has reviewed, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Integrity that McColl Partners deemed relevant;

•	certain publicly available financial statements and other historical financial information of FNB that McColl Partners deemed relevant;

•	internal financial projections for Integrity for the year ending December 31, 2005 prepared by and reviewed with management of Integrity;

•	the pro forma impact of FNB’s acquisition of United Financial, Inc., based on the assumption that the acquisition would occur prior to the closing of the merger;

•	internal financial projections for FNB for the year ending December 31, 2005 prepared by and reviewed with management of FNB;

•	the estimated pro forma financial impact of the merger on FNB, based on assumptions relating to transaction expenses and purchase accounting adjustments determined by the senior managements, representatives and advisors of Integrity and FNB;

•	the publicly reported historical price and trading activity for Integrity shares and FNB shares, including a comparison of certain financial and stock market information for Integrity and FNB with similar publicly available information for certain other companies whose securities are publicly traded;

•	the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations, and economic and market criteria as McColl Partners deemed relevant.

McColl Partners also discussed with certain members of management of Integrity the business, financial condition, results of operations, regulatory relations and prospects of Integrity and held similar discussions with certain members of management of FNB regarding the business, financial condition, results of operations, regulatory relations and prospects of FNB. McColl Partners further reviewed and discussed with officers, directors and the representatives and advisors to Integrity and FNB certain internal financial analyses and forecasts for Integrity and FNB prepared by or on behalf of each of their respective managements, including certain cost savings and operating synergies projected by the management of Integrity arising from the merger. McColl Partners also has held discussions with officers, directors and the representatives and advisors of Integrity and FNB regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies.

In performing its review, McColl Partners has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Integrity or FNB or their respective representatives or that was otherwise reviewed by McColl Partners, and McColl Partners assumes no responsibility for independently verifying the accuracy and completeness of such information. In that regard, McColl Partners has assumed that the internal financial forecasts prepared by the managements of Integrity and FNB have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Integrity and FNB, respectively. McColl Partners has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Integrity, FNB or the expected benefits of the merger. McColl Partners has further relied on the assurances of the managements of Integrity and FNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.

McColl Partners is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses, or evaluating mortgage servicing rights, core deposit intangibles or goodwill for purposes of assessing any impairment thereto. McColl Partners did not make an independent evaluation or appraisal of any specific assets, any collateral securing assets, or the liabilities, including any contingent, derivative or off-balance sheet assets or liabilities, of Integrity or FNB or any of their subsidiaries. McColl Partners did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of Integrity or FNB nor has McColl Partners reviewed any individual credit files relating to Integrity or FNB. McColl Partners has assumed that the respective allowances for loan and lease losses for both

Integrity and FNB are adequate to cover such losses and will be adequate for the combined entity on a pro forma basis after all accounting adjustments for the merger and the related transactions. With respect to the financial projections for Integrity and FNB and all projections of transaction costs, purchase and other accounting adjustments and expected cost savings prepared by or reviewed with the managements of Integrity and FNB and used by McColl Partners in its analyses, Integrity’s and FNB Corp’s managements confirmed to McColl Partners that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Integrity and FNB and McColl Partners assumed that such performances would be achieved. McColl Partners expresses no opinion as to such financial projections or the assumptions on which they are based. McColl Partners has also assumed that there has been no material change in Integrity’s or FNB’s assets, financial condition, results of operations, regulatory relations, business or prospects since the date of the most recent financial statements made available to it.

McColl Partners has assumed in all respects material to its analysis that Integrity and FNB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the representations, warranties, covenants and conditions precedent contained in the merger agreement and in any related documents, instruments and agreements are not waived or changed and that the merger will not be taxable for federal income tax purposes at the corporate level or as to any holder of Integrity shares on that portion of consideration received as FNB shares in the merger.

Summary of Transaction

McColl Partners reviewed the terms of the proposed transaction. Assuming each outstanding share of Integrity common stock shall be converted exclusively into the right to receive $5.20 in cash, without interest, and a number of shares of FNB common stock equal to 0.8743, or the product of 1.1209 (the exchange ratio) and 0.78, and based upon per-share financial information for Integrity for the twelve months ended June 30, 2005, McColl Partners calculated the following ratios:

Transaction value / Last 12 months’ net income	57.7	x
Transaction value / Annualized most recent quarter net income	21.9	x
Transaction value / Fully diluted book value	188%
Transaction value / Tangible book value	265%
Transaction value / Total assets	19.3%
Tangible book premium / Core deposits (1)	20.3%
Premium / Trading Price (2)	18.2%

(1)	Core deposits equals total deposits less time deposits with balances greater than $100,000 and brokered CDs.
(2)	Premium to Integrity trading price is based on Integrity’s closing price as of September 15, 2005.

For purposes of McColl Partners’ analyses, the aggregate transaction value was approximately $129.2 million, based upon FNB’s five-day moving average share price of $21.10 as of September 9, 2005. The analysis is also based upon 5,238,096 shares of Integrity common stock issued and outstanding, and including the value of options to purchase an aggregate of 400,083 shares of Integrity common stock at a weighted-average strike price of $10.42. The transaction value represented an 18.2% premium over the September 15, 2005 closing sales price of Integrity’s common stock of $20.01.

Stock Trading History

McColl Partners reviewed the history of the reported trading prices and volume of Integrity’s common stock and of FNB common stock for the one-year period ended September 15, 2005. McColl Partners compared the relationship between the movements in the prices of Integrity’s and FNB’s common stock to movements in the prices of the Nasdaq Bank Index, SNL Bank Index, and S&P 500 Index. Over the one-year period ended

September 15, 2005, Integrity outperformed all of the indices to which it was compared. Using a value of 100.0 to represent all beginning stock prices and index values as of September 15, 2004, Integrity’s index value as of September 15, 2005 was 130.6. Over the one-year period ended September 15, 2005, Integrity’s stock price outperformed the Nasdaq Bank Index, SNL Bank Index and S&P 500 Index each of which reported index values of 104.0, 101.2 and 95.2, respectively as of September 15, 2005. FNB’s index value as of September 15, 2005 was 119.4.

Comparable Transaction Analysis

McColl Partners reviewed and compared actual information for groups of comparable pending and completed bank merger transactions (through September 15, 2005) it deemed pertinent to an analysis of the merger. The pricing ratios for the merger were compared to the highest, lowest and median ratios of (i) price to book value, (ii) price to tangible book value, (iii) price to last twelve months earnings, (iv) price to estimated 2005 earnings, (v) price to total assets, and (vi) tangible book value premium to core deposits, for each of the following comparable transaction groups, announced within the preceding 24 months:

•	All bank merger transactions in the United States;

•	All Southeast-based bank merger transactions;

•	All bank merger transactions in the United States involving acquired banks with assets of $500-$750 million;

•	All bank merger transactions in the United States announced involving acquired banks with returns on average equity (“ROAE”) of 2.0-5.0%;

•	All bank merger transactions in the United States announced involving acquired banks with core deposits of $300-$500 million; and

•	Guideline bank merger transactions announced since April 2002 involving acquired banks with asset sizes, capital levels, profitability and market areas similar to Integrity.

The following table represents a summary analysis of the comparable transactions analyzed by McColl Partners based on the announced transaction values:

		Price as a Multiple of:
	No. of Transactions	Book Value (%)	Tangible Book Value (%)	LTM Earnings (x)	2005 Estimated Earnings (x)	Total Assets (%)	Tangible Book Premium/ Core Deposits (%)
All U.S. Bank Mergers Median	407 deals	230	233	24.2	19.2	21.0	16.8
All Southeast Bank Mergers Median	107 deals	245	247	26.6	21.6	21.3	18.4
Target Assets $500-$750 Million Median	21 deals	267	290	23.0	20.2	21.8	22.4
Target ROAE 2.0%-5.0% Median	40 deals	155	161	37.9	NA	17.8	8.6
Target Core Deposits $300-$500 Million Median	25 deals	301	305	24.3	23.0	21.8	23.2
Guideline Transactions Median	9 deals	178	184	34.2	NA	15.6	11.6
Integrity Transaction Multiples	—	188	265	57.7	17.5	19.3	20.3

McColl Partners selected nine bank merger transactions (collectively, the “Guideline Transactions”) that were believed to be most relevant based on the similarity of the target banks to Integrity in asset size, capital level, profitability, and geographic characteristics. The Guideline Transactions are listed in the following table:

Guideline Transactions (Buyer / Seller)

•	ABC Bancorp / First National Banc Inc.

•	Capital Bank Corp. / 1st State Bancorp Inc.

•	Western Illinois Bancshares / Midwest Bank of Western Illinois

•	Home Bancshares Inc. / TCBancorp Inc.

•	BMO Financial Group / Mercantile Bancorp Inc.

•	First Place Financial Corp. / Franklin Bancorp Inc.

•	Standard Bancshares Inc. / East Side Bancorporation, Inc.

•	Prosperity Bancshares Inc. / Paradigm Bancorp

•	First Community Bancorp / First National Bank

A summary of the pricing multiples for the Guideline Transactions is listed below:

	Low		High		Median		Integrity
Transaction value/Last 12 months’ net income	20.4	x	167.8	x	34.2	x	57.7	x
Transaction value/Fully diluted book value	106%		277%		178%		188%
Transaction value/Tangible book value	108%		281%		184%		265%
Transaction value/Total assets	10.8%		30.8%		15.6%		19.3%
Tangible book premium/Core deposits	2.0%		24.0%		11.6%		20.3%
Premium/Trading price (1)	6.6%		9.1%		7.8%		18.2%

(1)	Premium to Integrity trading price is based on Integrity’s closing price as of September 15, 2005.

The value of the transaction indicates that the merger consideration payable to Integrity shareholders falls within the valuation range of similar transactions, represented by the Guideline Transactions, based on all methods of merger valuation used by McColl Partners in its comparable transaction analysis.

Contribution Analysis

McColl Partners analyzed the relative contribution that the income statement and balance sheet items of both Integrity and FNB as of June 30, 2005 had to the pro forma combined entity, including assets, deposits, equity, net income and market capitalization. This analysis excludes any purchase accounting and merger-related adjustments. The pro forma ownership analysis assumes 78% of the aggregate consideration is in the form of FNB common stock and excludes any effects of Integrity options that will be exchanged for FNB options upon completion of the merger. FNB’s pro forma June 30, 2005 results include the impact of FNB’s acquisition of United Financial, Inc. The results of McColl Partners’ analysis are set forth in the following table.

	FNB	Integrity
Pro forma ownership (excludes options)	58.1%	41.9%
Last 12 months’ net income	81.0%	19.0%
Estimated 2005 net income	59.0%	41.0%
Total deposits	59.5%	40.5%
Tangible equity	60.1%	39.9%
Total equity	60.1%	39.9%
Total assets	61.5%	38.5%
Market capitalization (as of September 15, 2005)	52.6%	47.4%

Discounted Cash Flow Analysis

No internal financial projections for Integrity were available for future periods beyond the current fiscal year ending December 31, 2005 as prepared by Integrity management. As a result, McColl Partners was unable to perform any analysis that estimated the future stream of cash flows and/or after-tax dividend payments for Integrity for the purposes of this opinion.

Comparable Company Analysis

McColl Partners reviewed and compared the financial performance of comparable, publicly traded banks (as of September 14, 2005) it deemed pertinent to an analysis of FNB. McColl Partners used publicly available information to compare selected financial and market trading information for FNB and its peer banks. The analysis excludes any banks identified as the target of a publicly announced merger. The pricing ratios for the merger were compared to the highest, lowest and median ratios of (i) price to book value, (ii) price to tangible book value, (iii) price to last 12 months earnings, (iv) price to estimated 2005 earnings, and (v) price to total assets, for each of the following comparable transaction groups:

•	Southeast-based banks;

•	U.S. banks with total assets of $1.0-$1.25 billion;

•	U.S. banks with returns on average equity of 9.0-10.0%;

•	U.S. banks with a ratio of non-performing assets (“NPAs”) to total assets of 0.6%-0.7%; and

•	U.S. banks with a market capitalization of $100-$125 million.

The following table represents a summary analysis of FNB and the comparable companies analyzed by McColl Partners based on financial information as of June 30, 2005 and market data as of September 14, 2005:

		Price as a Multiple of:
	No. of Banks	Book Value (%)	Tangible Book Value (%)	LTM Earnings (x)	MRQ Earnings (x)	2005 Estimated Earnings (x)	Total Assets (%)
Southeast Banks Median	83 Banks	180	188	17.7	17.0	14.6	15.5
Total Assets $1.0-$1.25 billion	30 Banks	195	232	17.5	16.5	16.8	18.1
ROAE 9.0%-10.0%	74 Banks	159	172	17.8	16.8	16.2	14.5
NPAs / Assets 0.6%-0.7%	45 Banks	190	212	16.8	15.6	15.7	16.2
Market Capitalization $100-$125 million	64 Banks	181	199	16.6	16.5	14.5	16.0
FNB	—	134	189	12.4	11.6	11.5	11.0

Based on the aforementioned analyses and McColl Partners’ experience with numerous mergers involving bank institutions, it is the opinion of McColl Partners that the merger consideration to be received by Integrity shareholders in the merger is fair from a financial point of view.

No institution used as a comparison in the above analyses is identical to Integrity, FNB or the combined entity, and no other merger transaction is identical to the merger contemplated herein. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial, market and operating characteristics of the companies and other factors that could affect the trading characteristics of the companies to which Integrity, FNB and the combined entity are being compared.

McColl Partners’ opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to it as of September 16, 2005. Events occurring after that date could materially affect this opinion. McColl Partners has no obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. McColl Partners expresses no opinion herein as to what the value of FNB shares will be when issued to Integrity’s shareholders at the closing of the merger pursuant to the Agreement or the prices at which Integrity shares or FNB shares may trade at any time.

Integrity has agreed to pay McColl Partners a transaction fee in connection with the merger of 0.925% of the aggregate merger consideration, of which $250,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Integrity has also agreed to reimburse certain of McColl Partners’ reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify McColl Partners and its affiliates and their respective partners, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under federal securities laws.

Changing the Method of Effecting the Merger

FNB may, at any time, restructure the merger so that Integrity is merged with and into a subsidiary of FNB. However, no change or restructuring may alter or change the amount or kind of consideration to be received by the holders of Integrity common stock in the merger or adversely affect the tax treatment of Integrity shareholders as a result of receiving the merger consideration.

Conversion of Stock

At the effective time of the merger, each share of Integrity common stock outstanding, other than the shares described in the next sentence, will be converted into the right to receive $5.20 in cash, without interest, and 0.8743 shares of FNB common stock, subject to possible adjustments as provided in the merger agreement and described below. Each outstanding share of Integrity common stock owned by FNB, Integrity or any of their respective subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted, will be canceled at the effective time and will cease to exist. No FNB common stock or other consideration will be delivered in exchange for these cancelled shares.

The exchange ratio may be increased by FNB if Integrity exercises its right to terminate the merger agreement in the event the price of the FNB common stock declines below certain levels. See “—Termination of the Merger Agreement” below. If FNB changes the number of shares of FNB common stock outstanding prior to the effective time of the merger as a result of a stock dividend, stock split, reclassification, recapitalization, combination, exchange of shares or similar transaction, an appropriate adjustment to the exchange ratio will be made. This adjustment ensures that the consideration to be received by Integrity shareholders will not be affected by a stock dividend, stock split or the like.

Because the exchange ratio is fixed (subject to possible adjustment as described above) and because the market price of FNB common stock prior to the effective time may fluctuate, the value of the shares of FNB common stock that holders of Integrity common stock will receive in the merger may increase or decrease prior to and following the merger.

Each share of FNB common stock issued and outstanding immediately prior to the effective time will remain issued and outstanding as one share of FNB common stock immediately after the consummation of the merger.

Treatment of Options

At the effective time of the merger, each option to purchase shares of Integrity common stock outstanding and unexercised immediately prior to the effective time will become an option to purchase FNB common stock and will continue to be governed by the terms of Integrity’s stock option plan and the stock option agreement evidencing the option. However, from and after the effective time FNB will be substituted for Integrity with respect to the Integrity stock option plan and related stock option agreements and each stock option granted and outstanding under the stock option plan may be exercised solely for shares of FNB common stock. The number of shares of FNB common stock subject to each former Integrity stock option will be equal to the number of shares of Integrity common stock subject to the option immediately prior to the merger multiplied by the exchange ratio of 1.1209, rounded down to the nearest whole share. The exercise price per share of FNB common stock subject to each former Integrity option will be equal to the exercise price per share of Integrity common stock subject to the option immediately prior to the merger divided by the exchange ratio, rounded up to the nearest whole cent.

Exchange of Stock Certificates

At the effective time of the merger, FNB will deliver, or cause to be delivered, to Registrar and Transfer Company, its transfer agent, certificates representing shares of FNB common stock and cash, including cash in lieu of fractional shares, to be issued pursuant to the merger agreement in exchange for outstanding shares of Integrity common stock. Registrar and Transfer Company will act as the exchange agent for the benefit of the holders of certificates of Integrity common stock.

As soon as practicable after the effective time, a form of letter of transmittal will be mailed by the exchange agent to Integrity shareholders. This transmittal letter will contain instructions regarding the surrender of certificates representing Integrity common stock.

You should not return your Integrity common stock certificates with the enclosed proxy and should not forward them to the exchange agent until you receive a letter of transmittal following the effective time.

Until you surrender your Integrity stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any FNB common stock into which your Integrity shares have been converted. When you surrender your Integrity stock certificates, FNB will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no further transfers of Integrity common stock. Integrity stock certificates presented for transfer after the effective time of the merger will be cancelled and exchanged for the merger consideration, without interest.

No fractional shares of FNB common stock will be issued to any holder of Integrity common stock upon consummation of the merger. For each fractional share that would otherwise be issued, FNB will pay cash in an amount equal to the holder’s fractional interest multiplied by the last sale price of FNB common stock on the Nasdaq National Market System as reported by The Wall Street Journal for the last trading day immediately preceding the date of the effective time of the merger. No interest will be paid or accrued on cash payable to holders of Integrity common stock in lieu of fractional shares. No shareholder of Integrity will be entitled to dividends, voting rights or any other rights as a shareholder of FNB in respect of any fractional shares.

None of FNB, Integrity or any other person will be liable to any former holder of Integrity common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

If a certificate for Integrity common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon compliance by the holder of Integrity common stock with the conditions reasonably imposed by the exchange agent or FNB. These conditions will include a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and FNB.

Holders of FNB common stock will not be required to exchange certificates representing their shares of FNB common stock or otherwise take any action as a result of the consummation of the merger. There is no need for FNB shareholders to submit their FNB common stock certificates to FNB, Integrity, the exchange agent or to any other person in connection with the merger.

For a description of FNB common stock and a description of the differences between the rights of the holders of Integrity common stock, on the one hand, and holders of FNB common stock, on the other hand, see “Description of FNB Common Stock” and “Comparison of Shareholders’ Rights.”

Effective Time

The effective time of the merger will be the time and date set forth in the articles of merger that will be filed with the Secretary of State of the State of North Carolina on the closing date of the merger. The closing date will occur on a date to be specified by the parties. FNB and Integrity each anticipate that the merger will be consummated early in the second quarter of 2006. However, consummation of the merger could be delayed if there is a delay in obtaining the required regulatory approval or in satisfying other conditions to the merger. There can be no assurances as to whether, and on what date, FNB and Integrity will obtain those approvals or that FNB and Integrity will complete the merger. If the merger is not completed on or before May 31, 2006, either FNB or Integrity may terminate the agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of that party set forth in the merger agreement. See “—Conditions to Consummation of the Merger” and “—Regulatory Approvals Required for the Merger.”

Representations and Warranties

Both FNB and Integrity have made customary representations and warranties relating to their businesses. For detailed information on these representations and warranties, see the merger agreement attached to this document as Appendix A. These representations and warranties generally must be true and correct at the time of the completion of the merger except for changes that are not, in the aggregate, material and adverse to a party’s consolidated business, financial condition, prospects, assets or operations. See “—Conditions to Consummation of the Merger.” The representations in the merger agreement do not survive the effective time of the merger.

Integrity has made representations and warranties regarding, among other things:

•	corporate matters, including due organization and authority

•	subsidiaries

•	capitalization

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger

•	books and records

•	regulatory reports

•	financial statements and securities filings

•	tax matters

•	absence of material adverse changes

•	absence of undisclosed liabilities

•	litigation and compliance with law

•	real properties

•	loans, accounts, notes and other receivables

•	securities portfolio and investments

•	personal property

•	patents and trademarks

•	environmental matters

•	broker’s fees payable in connection with the merger

•	material contracts

•	employment matters, including employment agreements, employee benefit plans and compensation matters

•	insurance

•	the absence of knowledge preventing the merger from qualifying as a reorganization or receiving regulatory approval

•	applicability of state antitakeover statutes

FNB has made representations and warranties regarding:

•	corporate matters, including due organization and authority

•	subsidiaries

•	capitalization

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger

•	books and records

•	regulatory reports

•	financial statements and SEC filings

•	tax matters

•	absence of material adverse changes

•	absence of undisclosed liabilities

•	litigation and compliance with law

•	broker’s fees payable in connection with the merger

•	the absence of knowledge preventing the merger from qualifying as a reorganization or receiving regulatory approval

•	loans, accounts, notes and other receivables

•	securities portfolio and investments

Conduct of Business Pending the Merger

Pursuant to the merger agreement, prior to the effective time, Integrity has agreed to carry on its business in the regular and usual course in substantially the same manner as it conducted its business prior to September 18, 2005, the date of the merger agreement. In addition, Integrity has agreed that each of it and its subsidiaries, including First Gaston Bank and its operating divisions, Catawba Valley Bank and Northwestern Bank, will:

•	make all reasonable efforts to preserve intact its business organization and advantageous business relationships and to retain the services of its officers and employees;

•	maintain its properties and equipment;

•	maintain its books of account and records in the usual and regular manner consistent with sound business practices;

•	comply with all applicable laws;

•	continue to maintain in force all insurance that is required by law and is reasonable and adequate to its operations and business;

•	not change its existing loan underwriting guidelines, policies or procedures except as required by law;

•	promptly provide to FNB the information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations as FNB may reasonably request;

•	by January 31, 2006, charge down all loans identified by internal or external auditors, loan review consultants or regulatory authorities as being impaired; and

•	achieve a loan loss reserve of not less than 1.25% of loans held for investment, net of impaired loans and their related impairment.

Further, except as permitted by the merger agreement or with FNB’s consent, Integrity has agreed that neither it nor any of its subsidiaries will:

•	change its governing documents;

•	make any change in or additions to its authorized capital stock or issue, sell, purchase, redeem, reclassify, combine or split any shares of its capital stock (this restriction does not apply to the exercise of Integrity stock options outstanding as of September 18, 2005);

•	grant, issue or amend any options, warrants, calls or other rights to acquire shares of its capital stock;

•	declare or pay any dividend other than its regularly scheduled semi-annual dividend in the amount of $0.08 per share of Integrity common stock;

•	increase in any manner the compensation or benefits of any of its directors, officers, employees or consultants, except as provided in the merger agreement;

•	except as required by law, become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any current or former director, officer, employee or consultant;

•	make contributions to Integrity’s 401(k) plan other than contributions in accordance with the terms of the plan at September 18, 2005;

•	enter into or become bound by any contract or commitment to any labor or trade union or association or any collective bargaining group;

•	make any changes in its accounting methods, practices, procedures or policies, except as required by generally accepted accounting principles or government regulations;

•	acquire or agree to acquire a branch office or substantially all of the assets of another person or entity or open or take steps to open a new branch office;

•	change in any material respect its business or the conduct of its business;

•	other than as permitted by the merger agreement, acquire any debt security or equity investment other than federal funds or United States Government securities or securities of an United States Government agency, restructure or materially change its investment securities portfolio, or enter into a derivatives contract;

•	encourage, solicit or attempt to initiate discussions, negotiations or offers with or from a third party relating to a merger or other acquisition of Integrity or a significant part of its assets or the purchase or acquisition of Integrity common stock, or provide information to any third party concerning Integrity or its business that is not customarily disclosed to the public or give a third party access to its properties, facilities, books or records;

•	sell or agree to sell all or any significant part of its assets to a third party;

•	except for transactions in the ordinary course of business or pursuant to contracts or commitments permitted by the merger agreement, enter into contracts for the purchase or sale of assets, goods or services;

•	other than in the ordinary course of business, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or entity, or incur any other obligation or liability;

•	other than in the ordinary course of business and except as permitted by the merger agreement, mortgage, pledge or subject any of its assets to any lien or encumbrance or permit any of its assets to become or remain subject to any lien or encumbrance;

•	waive, release or compromise any material rights except in good faith and for fair value; or

•	make any change in its deposit policies or take any actions designed to decrease materially the aggregate level of its deposits.

Each of FNB and Integrity has agreed to use its best efforts in good faith to cause the merger to be completed, including obtaining the regulatory approvals necessary to consummate the merger and preparing and filing all necessary applications and notices. Each of FNB and Integrity also agreed to give the other access to all of its properties, books, records and other information, subject to the restrictions and for the purposes set forth in the merger agreement. FNB and Integrity will consult with each other about their loan, litigation and real estate valuation policies and practices and Integrity will modify its policies and practices prior to the effective time in a manner agreed upon by FNB and Integrity. FNB and Integrity will also promptly advise each other about any material adverse changes in their financial condition, business, assets or prospects or the occurrence or potential occurrence of any event that could result in their representations being untrue or their covenants in the merger agreement being breached.

Conditions to Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver, where permissible, of the following conditions at or prior to the effective time:

•	approval of the agreement and plan of merger by the shareholders of Integrity;

•	approval of the agreement and plan of merger by the shareholders of FNB;

•	approval by the shareholders of FNB of an increase in the number of authorized shares of FNB common stock;

•	receipt of all regulatory approvals required to consummate the merger and all those approvals remaining in full force and effect and all statutory waiting periods with respect to those approvals having expired;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and no stop order suspending its effectiveness having been issued and no proceedings for that purpose having been initiated or threatened by the Securities and Exchange Commission;

•	receipt of all required permits or authorizations of state securities or “blue sky” authorities and no stop orders or proceedings having been issued, initiated or threatened to suspend the effectiveness of any registration statement filed with a state securities authority with respect to the issuance of FNB common stock in the merger;

•	authorization for listing on the Nasdaq National Market System of the shares of FNB common stock that are to be issued to Integrity shareholders upon completion of the merger;

•	no order, decree or injunction of any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the transactions contemplated by the merger agreement will be in effect or threatened;

•	receipt by FNB and Integrity of the opinion of counsel to FNB, Schell Bray Aycock Abel & Livingston PLLC, or of another tax advisor, in form and substance satisfactory to FNB and Integrity, substantially to the effect that, on the basis of facts, representations and assumptions set forth in the opinion that are consistent with the state of facts existing at the effective time of the merger, the merger will be treated as a reorganization for federal income tax purposes;

•	the representations and warranties of the other party to the merger agreement will have been true and correct as of the date of the merger agreement and, except to the extent those representations and warranties speak as of an earlier date, as of the closing date as though made anew on the closing date (for purposes of this condition, those representations and warranties will be deemed to be true and correct as of the closing date unless the change or changes causing those representations and warranties to no longer be true and correct would have a material adverse effect on the party making the representation);

•	each party will have performed in all material respects all obligations required to be performed by it at or prior to the closing date;

•	each party will have complied in all material respects with all applicable laws relating to the transactions contemplated by the merger agreement, including the merger;

•	there will have been no material adverse change in the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of FNB or Integrity, and no occurrence of any event or existence of any condition that could result in any such material adverse change;

•	receipt by each of FNB and Integrity from the legal counsel of the other of written legal opinions addressing such legal matters as it may reasonably request; and

•	satisfaction of certain other conditions such as the delivery of various certifications by executive officers of FNB and Integrity.

FNB’s obligation to effect the merger is also subject to the following additional conditions that:

•	Integrity’s stock option plans will have been amended in accordance with the provisions of the merger agreement;

•	all required consents to the assignment of Integrity’s rights and obligations under any lease or contract material to its business will have been obtained; and

•	the merger of Catawba Valley Bank with and into First Gaston Bank will have been completed.

We cannot provide any assurance as to if or when the required regulatory approvals necessary to complete the merger will be obtained or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before May 31, 2006, either FNB or Integrity may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate to perform or observe its covenants and agreements set forth in the merger agreement.

Regulatory Approvals Required for the Merger

General. FNB and Integrity have agreed to use their best efforts in good faith to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, including approval from the Board of Governors of the Federal Reserve System. The merger cannot proceed without this required regulatory approval. There can be no assurance as to whether or when the required regulatory approval will be obtained and, if obtained, there can be no assurance that such approval will not be challenged. There likewise can be no assurance that the United States Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds or, if a challenge is made, the result of the challenge.

FNB and Integrity are not aware of any other material governmental approvals or actions that are required prior to the completion of the merger other than that described below. If any additional governmental approvals or actions are required, FNB and Integrity presently intend to seek those approvals or actions. There can be no assurance, however, that the parties will obtain these additional approvals or actions.

Federal Reserve Board. The merger is subject to the prior approval of the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended. FNB and Integrity have filed the required applications and notification with the Federal Reserve Board for approval of the merger. Assuming Federal Reserve Board approval, the parties may not consummate the merger until 30 days after that approval. During that time, the United States Department of Justice may challenge the merger on antitrust grounds. With the approval of the Federal Reserve Board and the Department of Justice, the waiting period may be reduced to no fewer than 15 days.

In reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the companies and their subsidiary banks and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board, among other things, will evaluate the adequacy of the capital levels of the parties to the proposed transaction.

In addition, the Federal Reserve Board is prohibited from approving any transaction under the Bank Holding Company Act that would result in a monopoly, would further any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Material Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the merger applicable to Integrity shareholders. This summary is not a complete description of all of the tax consequences of the merger and is based on the Internal Revenue Code of 1986, as amended, Treasury regulations and rulings, and judicial opinions, all as in effect on the date of this joint proxy statement/prospectus. The discussion may not apply to a shareholder’s special or individual circumstances that may affect the tax consequences of the merger, such as Integrity shareholders, if any, who hold Integrity common stock other than as a capital asset, who received their Integrity shares upon the exercise of employee stock options or otherwise as compensation, who hold Integrity common stock as part of a “straddle” or “conversion transaction,” or who are insurance companies, tax-exempt organizations, securities dealers, financial institutions or foreign persons. In addition, this summary does not address the tax consequences of the merger under state, local or foreign laws. You are advised to consult a tax advisor as to the specific tax consequences of the merger to you.

Neither FNB nor Integrity has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. Completion of the merger is conditioned upon receipt by FNB and Integrity of an opinion of Schell Bray Aycock Abel & Livingston PLLC, or another tax advisor, concerning the material federal income tax consequences of the merger. The opinion, which will be based upon customary assumptions and factual representations, will be to the following effect:

•	the merger will be treated as a statutory merger of Integrity into FNB and a reorganization within the meaning of Section 368(a) of the Code,

•	no gain or loss will be recognized by FNB or Integrity by reason of the merger,

•	no gain or loss will be recognized by Integrity shareholders to the extent that they receive shares of FNB common stock, except that gain or loss may be recognized as to the cash received in lieu of fractional shares,

•	the basis of the FNB common stock to be received by a Integrity shareholder will be the same as the basis of the Integrity common stock surrendered in the exchange for FNB shares, decreased by the amount of cash received, if any, and increased by the amount of dividend income or gain recognized, if any, as a result of the merger,

•	if Integrity common stock is a capital asset in the hands of the shareholder at the time of the merger, the holding period of the FNB shares received by the Integrity shareholder in the merger will include the holding period of the shares of Integrity common stock surrendered in exchange for the FNB shares.

The opinion will represent only the tax advisor’s best judgment as to the matters expressed in the opinion. It is not binding on the Internal Revenue Service and does not have any kind of official status. There can be no assurance that the Internal Revenue Service will not successfully take and sustain a position in the courts that is different from the opinion expressed by Schell Bray Aycock Abel & Livingston PLLC, or another tax advisor, or that legislative, administrative or judicial decisions or interpretations will not be forthcoming that would significantly change the opinions set forth in the opinion letter.

Assuming that the merger is a reorganization, neither FNB nor Integrity will recognize gain or loss as a result of the merger. The following discussion of U.S. federal income tax consequences of the merger to Integrity shareholders assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Exchange of Integrity Shares for FNB Shares and Cash. If an Integrity shareholder’s adjusted basis in his or her Integrity shares is less than the fair market value, as of the date of the merger, of the shares of FNB common stock and cash received by the shareholder, then the shareholder will recognize a gain. This recognized gain will be equal to the lesser of:

•	the excess, if any, of the fair market value, as of the date of the merger, of the FNB shares and cash received over the adjusted basis of the Integrity shares surrendered in the exchange, and

•	the amount of cash received in the exchange.

If, however, an Integrity shareholder’s adjusted basis in the shares of Integrity common stock surrendered in the merger is more than the fair market value of the FNB shares and cash received, then the Integrity shareholder’s loss will not be currently allowed or recognized for U.S. federal income tax purposes.

In the case of a shareholder who recognizes gain on the exchange, if the exchange does not have the effect of a distribution of a dividend (as discussed below) and the shares of Integrity common stock exchanged were held as capital assets by the Integrity shareholder, the gain will be characterized as a capital gain. If the exchange does have the effect of a distribution of a dividend, the gain will be taxable as ordinary income (unless the gain is “qualified dividend income” within the meaning of Section 1(h)(11) of the Code entitled to capital gains treatment) to the extent of the shareholder’s ratable share of available earnings and profits. The remainder, if any, of the recognized gain will be capital gain if the Integrity shares exchanged were held as capital assets by the Integrity shareholder.

The determination of whether the exchange has the effect of the distribution of a dividend is based on a comparison of the Integrity shareholder’s proportionate interest in FNB after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely FNB common stock in the merger. For purposes of this comparison, the Integrity shareholder may be deemed to constructively own shares of FNB common stock held by certain members of his or her family or certain entities in which he or she has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of FNB common stock. Dividend treatment will apply unless the shareholder’s interest has been sufficiently reduced. While the determination is based on an Integrity shareholder’s particular facts and circumstances, the IRS has indicated in published rulings that a distribution that results in any actual reduction in interest of an extremely small minority shareholder in a publicly held corporation will meaningfully reduce the shareholder’s interest in the corporation, and, therefore, will result in capital gain treatment for shareholders who hold the shares as capital assets if the shareholder exercises no control with respect to corporate affairs.

Because the determination of whether a payment will be treated as having the effect of the distribution of a dividend will generally depend upon the facts and circumstances of each Integrity shareholder, Integrity shareholders are strongly urged to consult their own tax advisors regarding the tax treatment of cash received in the merger, including the application of the constructive ownership rules of the Code and the effect of any transactions in shares of FNB common stock by the Integrity shareholder.

An Integrity shareholder’s basis in the shares of FNB common stock received in the merger will be equal to the shareholder’s basis in his or her Integrity shares reduced by any cash received in the merger and increased by any gain recognized in the merger. Provided that the Integrity shares surrendered were held as capital assets at the time of the merger, the holding period of the FNB shares received will include the holding period of the Integrity shares surrendered.

Cash in lieu of Fractional Shares. Holders of shares of Integrity common stock who receive cash in lieu of fractional shares of FNB common stock will be treated as having first received the fraction of a FNB share and then as having received cash in exchange for the fractional share interest. Thus, such holders will generally recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of FNB shares and the portion of the basis in the Integrity shares allocable to the fractional interest.

Accounting Treatment

The merger will be treated as a “purchase” for accounting purposes. Under the purchase method of accounting, all of the assets and liabilities of Integrity will be recorded on FNB’s consolidated balance sheet at their estimated fair market values at the date the merger is completed. The amount by which the purchase price paid by FNB exceeds the fair value of the net tangible and identifiable intangible assets acquired by FNB through the merger will be recorded as goodwill. Financial statements of FNB issued after the merger would reflect such fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Integrity.

Agreement Not to Solicit Other Offers

In the merger agreement, Integrity agreed that it, its subsidiaries and its and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or take any action to facilitate any inquiries or proposals for any “Acquisition Proposal,” as defined below; or

•	participate in any discussions or negotiations, furnish any information to or approve, recommend or enter into any agreement, regarding any “Acquisition Proposal.”

However, prior to the effective time of the merger, Integrity may consider and participate in discussions and negotiations with respect to a “Superior Proposal,” as defined below, if:

•	Integrity first enters into a confidentiality agreement with the party proposing the Superior Proposal; and

•	Integrity’s board of directors concludes in good faith, after consulting with Integrity’s outside legal counsel, that failure to take these actions would cause Integrity’s board to violate its fiduciary duties to the Integrity shareholders.

Integrity has also agreed, at least 72 hours prior to providing any information to any person or entering into any discussions or negotiations with any person, to notify FNB in writing of the name of such person and the material terms and conditions of any such Superior Proposal. The merger agreement permits the Integrity board to withdraw or qualify its recommendation of the merger with FNB if the board concludes in good faith, after consultation with Integrity’s outside legal counsel and financial advisors, that failure to take such actions would breach its fiduciary duties to the Integrity shareholders.

Integrity has agreed to do the following if it receives an Acquisition Proposal:

•	notify FNB promptly, and in any event within 24 hours, after Integrity has received any Acquisition Proposal, or any information related to an Acquisition Proposal, including in the notice a description of the Acquisition Proposal and the identity of the third party making it; and

•	cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal.

As used in the merger agreement, an “Acquisition Proposal” means any inquiry, proposal, offer, regulatory filing or disclosure of an intention to do any of the foregoing regarding any:

•	direct or indirect acquisition of a substantial portion of the net revenues, net income or net assets of Integrity or any of its subsidiaries;

•	direct or indirect acquisition of 10% or more of Integrity common stock after September 18, 2005;

•	tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of Integrity common stock; or

•	merger, consolidation, business combination, recapitalization, liquidation or dissolution involving Integrity, other than the proposed merger with FNB.

As used in the merger agreement, “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than 50% of the voting power of Integrity’s then outstanding shares of common stock or all or substantially all of Integrity’s consolidated assets for consideration consisting of cash or securities or both, that the Integrity board of directors in good faith concludes, after consultation with Integrity’s financial advisors and outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation:

•	is on terms that are more favorable from a financial point of view to Integrity’s shareholders than the terms of the proposed merger with FNB;

•	has financing, to the extent required, that is fully committed or reasonably determined to be available to the party making the offer; and

•	is reasonably capable of being completed.

Termination of the Merger Agreement

The merger agreement provides that the merger may be terminated at any time prior to the effective time, whether before or after approval by holders of FNB common stock and Integrity common stock, by mutual consent of FNB and Integrity. In addition, either FNB or Integrity may terminate the merger agreement in the event:

•	the conditions precedent to the obligations of the party seeking to terminate are not satisfied or waived by May 31, 2006 (except to the extent that the failure of the condition or conditions to be satisfied has been caused by the failure of the terminating party to fulfill its obligations under the merger agreement) and the other party cannot satisfy such condition within 30 days after the terminating party gives notice of its intent to terminate;

•	the shareholder approvals required to complete the merger are not obtained;

•	the other party fails to perform fully or violates any of its obligations under the merger agreement in any material respect and does not cure its breach within 30 days after the terminating party gives notice of its intent to terminate; or

•	by FNB or Integrity if it determines that any representation or warranty of the other party contained in the merger agreement was false or misleading in any material respect when made and such falsity or breach is not cured within 30 days after the terminating party gives notice of its intent to terminate.

Termination by FNB

FNB may terminate the merger agreement at any time in the following circumstances:

•	if Integrity has breached in any material respect its obligations with respect to Acquisition Proposals or Superior Proposals (see “—Agreement Not to Solicit Other Offers”);

•	if the Integrity board of directors fails to recommend that the Integrity shareholders approve and adopt the plan of merger, or if the Integrity board of directors has withdrawn or modified its recommendation in a manner adverse to FNB;

•	if the Integrity board shall have recommended the approval of an Acquisition Proposal; or

•	if Integrity has breached in any material respect its obligation to hold the shareholders’ meeting to approve the plan of merger.

Termination for Decline in FNB Stock Price

In addition to the above, Integrity may terminate the merger agreement if the average of the daily last sale prices of FNB common stock for the 20 consecutive full trading days immediately preceding and including the day on which all regulatory and shareholder approvals for the merger have been obtained is less than $16.76 and FNB’s common stock has underperformed the Nasdaq Bank Index by 20% or more. $16.76 represents a 20% decline in the price of FNB common stock from its last sale price per share of $20.95 on September 16, 2005, the last trading date before the merger was announced. This termination can occur during the 10-day period beginning two days after the day on which all regulatory and shareholder approvals are obtained. However, no termination will occur if FNB agrees to increase the exchange ratio. Any decision by FNB to increase the exchange ratio must be made within five days after receiving notice of Integrity’s intent to terminate. The increase required by the merger agreement is generally designed to make up for the extent to which FNB’s stock has underperformed that of the Nasdaq Bank Index, should that be the case.

The two conditions giving rise to Integrity’s right to terminate the merger agreement if the exchange ratio is not adjusted—a decline in the FNB stock price below $16.76 and FNB common stock underperforming the Nasdaq Bank Index by 20% or more—reflect the parties’ agreement that the Integrity shareholders will bear the risk of FNB’s stock price declining from $20.95 to $16.76. Any upward adjustment of the exchange ratio to reflect a decline in the price of FNB common stock to below $16.76 would be dependent on whether the average closing price of FNB common stock for the measurement period also lags behind the Nasdaq Bank Index for the same period by more than 20%. Therefore, the Integrity shareholders bear the risk of FNB’s common stock declining to levels below $16.76 if the Nasdaq Bank Index also declines by a sufficient amount.

If these two conditions exist, then the Integrity board of directors must decide whether to exercise its right to terminate the merger agreement. In doing so, the board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at the time, including information concerning the business, financial condition, results of operations, and prospects of FNB, and the advice of Integrity’s financial advisors and legal counsel. Information considered about FNB may include the recent performance of FNB common stock, historical financial data of FNB, customary statistical measurements of FNB’s financial performance, and the future prospects for FNB common stock following the merger.

If the Integrity board elects to terminate the merger agreement, FNB would then determine whether to proceed with the merger at the higher exchange ratio. In making this determination, the principal factors FNB will consider include the projected effect of the merger on FNB’s pro forma earnings per share and whether FNB’s assessment of Integrity’s earning potential as part of FNB justifies the issuance of an increased number of FNB shares. If FNB decides not to increase the exchange ratio, Integrity may nevertheless elect to proceed with the merger without an adjustment to the exchange ratio. It must make that election, however, within the 10-day period beginning two days after the day on which all regulatory and shareholder approvals are obtained or the merger agreement will terminate. FNB is under no obligation to adjust the exchange ratio.

The operation of this termination right and the exchange ratio adjustment can be illustrated by three scenarios:

(1) The first scenario occurs if the average closing price of FNB common stock is $16.76 or greater. Under this scenario, regardless of any consideration of the performance of FNB’s common stock as compared to the Nasdaq Bank Index, there would be no right of Integrity to terminate the merger agreement and no adjustment to the exchange ratio, even though the value of the stock consideration to be received by Integrity shareholders could have fallen from a pro forma $23.48 per share, as of September 16, 2005, the starting date, to as little as a pro forma $18.79 per share.

(2) The second scenario occurs if the average closing price of FNB common stock is less than $16.76, but does not represent a decline from the starting price of more than 20% than the decline of the Nasdaq Bank Index. Under this scenario, there also would be no right of Integrity to terminate the merger agreement and no adjustment to the exchange ratio, even though the value of the stock consideration to be received by Integrity shareholders would have fallen from a pro forma $23.48 per share, as of the starting date, to an amount less than a pro forma $18.79 per share.

(3) The third scenario occurs if the average closing price of FNB common stock is below $16.76 and FNB’s common stock underperforms the Nasdaq Bank Index by more than 20%. Under this scenario, the Integrity board may exercise its right to terminate the merger agreement and the FNB board may elect to avoid termination by adjusting the exchange ratio. In that case, the adjustment in the exchange ratio is designed to ensure that, if the merger is consummated, the Integrity shareholders receive shares of FNB common stock having a value (based on the average closing price) that corresponds to at least $16.76 per share or a 20% decline from the Nasdaq Bank Index, whichever is less. The calculations necessary to arrive at the adjusted exchange ratio are complex. You are encouraged to read them in context in section 8.2(c) of the merger agreement, attached to this document as Appendix A.

The following examples illustrate how the new exchange ratio would be calculated under this third scenario. These scenarios assume the initial exchange ratio is 1.1209, the starting price of FNB common stock is $20.95, and the Nasdaq Bank Index as of the starting date is 3100.100.

Example 1—If the average closing price of FNB common stock were $15.00, and the ending Nasdaq Bank Index were 2945.095, the FNB ratio (.7160, which is the average closing price divided by the starting price) would be below the index ratio (.75, or .95 (which is 2945.095 divided by 3100.100) minus .20). The adjusted exchange ratio would equal 1.1741, which represents the lesser of (a) 1.2527 (the result of dividing $18.79 (the product of .80, $20.95, and the 1.1209 exchange ratio) by the average closing price ($15.00), rounded to the nearest ten-thousandth) and (b) 1.1741 (the result of dividing the index ratio (.75) times 1.1209 by the FNB ratio (.7160), rounded to the nearest ten-thousandth). Based on the assumed $15.00 average closing price, the new exchange ratio would represent a value to the Integrity shareholders of $17.61 per share.

Example 2—If the average closing price were $15.00, and the ending Nasdaq Bank Index were 3255.105, the FNB ratio (.7160) would be below the index ratio (.85, or 1.05 minus .20). The adjusted exchange ratio would equal 1.2527, which represents the lesser of (a) 1.2527 (the result of dividing $18.79 (the product of .80, $20.95 and the 1.1209 exchange ratio) by the average closing price ($15.00), rounded to the nearest ten-thousandth) and (b) 1.3307 (the result of dividing the Nasdaq Bank Index ratio (.85) times 1.1209 by the FNB ratio (.7160), rounded to the nearest ten-thousandth). Based on the assumed $15.00 average closing price, the new exchange ratio would represent a value to the Integrity shareholders of pro forma $18.79 per share.

However, it is possible that Integrity’s board would not elect to exercise its termination right, even if the average closing price is below $16.76 and the FNB ratio is below the Nasdaq Bank Index ratio. Under these circumstances, the exchange ratio would remain at 1.1209, regardless of the fact that the average closing price is below $16.76. Conversely, it is possible that if Integrity’s board were to elect to exercise its termination right and FNB’s board were to elect not to increase the exchange ratio, the merger agreement would terminate.

The actual market value of a share of FNB common stock at the effective time of the merger and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of Integrity common stock may be more or less than the average closing price. Integrity shareholders are urged to obtain current market quotations for FNB common stock. See “Market Price and Dividend Information.”

The merger agreement provided Integrity with certain rights to terminate the merger agreement until the date of the mailing of this joint proxy statement/prospectus in connection with a Superior Proposal. See “—Agreement Not to Solicit Other Offers.” Integrity did not exercise these rights.

Break-up Fee

Integrity is obligated under the merger agreement to pay FNB a break-up fee of $4,000,000 in the following four circumstances:

•	If FNB terminates the merger agreement because Integrity has breached its obligations not to initiate, solicit or encourage any third parties to make an Acquisition Proposal or otherwise breaches its obligations with respect to Acquisition Proposals or Superior Proposals in a manner adverse to FNB, the Integrity board fails to make or withdraws its recommendation of the merger proposal or Integrity fails to hold the shareholders’ meeting to approve the agreement and plan of merger.

•	If Integrity terminates the merger agreement and accepts an Acquisition Proposal that is a Superior Proposal and, after giving FNB an opportunity to adjust the terms of the merger agreement to cause the Acquisition Proposal to no longer be a Superior Proposal, the Acquisition Proposal remains a Superior Proposal.

•	A tender offer or exchange offer for 25% or more of the Integrity common stock is commenced and Integrity has not sent to its shareholders, within 10 business days after the commencement of such offer, a statement that the Integrity board recommends the rejection of such tender offer or exchange offer; or

•	If FNB or Integrity terminates the merger agreement because:

•	the Integrity shareholders did not approve the plan of merger and an Acquisition Proposal has been made by a third party after September 18, 2005 and prior to the termination of the merger agreement,

•	such Acquisition Proposal has not been withdrawn prior to such termination, and

•	within 18 months following such termination Integrity merges with or is acquired by that third party or that third party acquires more than 50% of Integrity common stock or Integrity otherwise becomes controlled by that third party within such time period.

Waiver and Amendment of the Merger Agreement

Prior to the completion of the merger, any provision of the merger agreement may be waived, amended or modified by the parties. However, after the agreement and plan of merger has been approved by the shareholders of FNB and Integrity, no amendment or modification may be made to any provisions of the merger agreement relating to the manner or basis in which shares of Integrity common stock are converted into shares of FNB common stock in the merger without shareholder approval of the amendment except for an election by FNB to increase the exchange ratio in response to Integrity’s notice of intent to terminate pursuant to section 8.2(c) of the merger agreement. See “—Termination of the Merger Agreement.”

Expenses

The merger agreement provides that each of FNB and Integrity will pay its own expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. However, FNB and Integrity will share equally the costs incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In the event either party willfully or intentionally fails to perform its obligations under the merger agreement, that party will be obligated to pay all of the expenses of the other party.

Nasdaq Listing

FNB common stock is listed on the Nasdaq National Market. FNB has agreed to cause the shares of FNB common stock to be issued in the merger to be approved for quotation on the Nasdaq National Market prior to or at the completion of the merger. It is a condition to the completion of the merger that those shares be approved for quotation on the Nasdaq National Market at the effective time of the merger. See “—Conditions to Consummation of the Merger.”

Dividends

The merger agreement provides that, prior to the effective time, Integrity may not declare or pay dividends on its outstanding shares of common stock other than its regularly scheduled semi-annual dividend in the amount of $0.08 per share.

Employee Benefits and Plans

Integrity Stock Options. At the effective time of the merger, FNB will assume responsibility for Integrity’s stock option plans. Each outstanding option to purchase Integrity common stock under the plans will become an option to purchase FNB common stock. For a discussion of the treatment of these options after the merger, see “—Treatment of Options.”

Integrity Employees. After the effective time of the merger, FNB may retain the employees of Integrity and its subsidiaries, including First Gaston Bank. Other than W. Alex Hall, Jr., Donald J. Harrison, Joan Ingle, Robert Clawson and Joe Tripp, each of whom is employed by First Gaston Bank pursuant to a written employment agreement, all employees who are retained will be employees of FNB or First National on an “at-will” basis. Nothing in the merger agreement obligates FNB to offer employment to these other employees and no provision of the merger agreement should be deemed to constitute an employment offer or agreement or to restrict FNB’s right to change the rate of compensation or terminate the employment of any of these persons at any time or for any reason.

Employee Benefits. All employees of Integrity and its subsidiaries who continue in the employ of FNB or First National following the merger will be entitled to receive all employee benefits and will be eligible to participate in all benefit plans provided by FNB or First National, including First National’s group health insurance plan. Each employee retained by FNB or First National will be given credit for his or her full years of service with Integrity or its subsidiaries for purposes of entitlement to vacation and sick leave, participation in all FNB or First National welfare, insurance or other fringe benefit plans, and eligibility for participation and vesting in FNB’s 401(k) plan and defined benefit pension plan. The costs to an employee of Integrity or its subsidiaries to participate in First National’s group health insurance plan will be equal to the cost for any First National employee. There will be a waiver of any pre-existing condition limitations for conditions covered under an applicable Integrity benefit plan.

Interests of Certain Persons in the Merger

Certain members of Integrity’s management and board of directors have interests in the merger in addition to their interests as shareholders of Integrity generally.

Director Compensation. Following the merger, FNB will appoint those members of the Integrity board who are not nominated to serve on the FNB Board to serve as members of a local advisory board of FNB or First National in Alexander, Ashe, Burke, Caldwell, Catawba, Gaston, Iredell, Watauga and Wilkes counties, North

Carolina. Each advisory board member will serve at FNB’s pleasure and will be subject to FNB’s normal policies and procedures regarding the appointment and service of directors to the boards of its subsidiaries. Advisory board members are paid $100 for each meeting attended; meetings are held quarterly. See “—Management and Operations After the Merger.”

Indemnification; Directors and Officers Liability Insurance. The merger agreement provides that FNB will, subject to the conditions set forth in the merger agreement, indemnify the officers and directors of Integrity or its subsidiary in office on September 18, 2005 or at the effective time of the merger to the same extent FNB indemnifies its own directors and officers against any liability or expense incurred in connection with performance of their duties as directors and officers of Integrity or its subsidiaries through the effective time of the merger. The merger agreement further provides that FNB will cause the persons serving as directors and officers of Integrity at the effective time of the merger to be covered for a period of at least three years following the effective time by Integrity’s directors’ and officers’ liability policy, or any equivalent substitute for that policy.

Management and Operations After the Merger

In the merger agreement, FNB agreed to appoint four persons nominated by Integrity and acceptable to FNB at the effective time of the merger to its Board of Directors and to increase the number of members of its Board as may be necessary to permit Integrity’s nominees to serve as directors. Those four persons will serve as directors of FNB until the next annual shareholders’ meeting of FNB. FNB’s board will also nominate those four persons for election to the board at that next annual meeting so that the nominees of Integrity, if elected by the FNB shareholders, would be able to serve as directors of FNB for terms of no less than one year following the effective time of the merger.

FNB intends to merge First Gaston Bank, including its operating divisions, Catawba Valley Bank and Northwestern Bank, with and into First National as soon as practicable following the merger.

FNB presently expects to achieve consolidation efficiencies following the consummation of the merger, although there can be no assurance that the anticipated efficiencies will be achieved. The efficiencies are expected to be achieved primarily through elimination of duplicative computer and information processing costs and employee functions. A transition team, consisting of staff and representatives of FNB and Integrity, is in the process of reviewing means by which the operations of FNB and Integrity may be effectively consolidated to achieve cost reductions.

Restrictions on Resales by Affiliates

Shares of FNB common stock to be issued to Integrity shareholders in the merger have been registered under the Securities Act of 1933, as amended. Shares of FNB common stock issued in the merger may be traded freely and without restriction by those shareholders who are not “affiliates” of Integrity. Any subsequent transfer of shares, however, by any person who is an affiliate of Integrity at the time the merger is submitted for vote of the holders of Integrity common stock will, under existing law, require either:

•	The further registration under the Securities Act of the shares of FNB common stock to be transferred,

•	Compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

•	The availability of another exemption from registration.

An “affiliate” of Integrity is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Integrity. These restrictions are expected to apply to the directors and executive officers of Integrity and the holders of 10% or more of the Integrity common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. FNB will give stop transfer instructions to the transfer agent with respect to the shares of FNB common stock to be received by persons subject to these restrictions, and the certificates for their shares will carry an appropriate legend.

Integrity has agreed in the merger agreement to use its best efforts to cause each person who is an affiliate of Integrity for purposes of Rule 145 under the Securities Act to deliver to FNB a written agreement intended to ensure compliance with the Securities Act.

Absence of Dissenters’ Rights

The North Carolina Business Corporation Act generally provides that shareholders of a corporation in a merger are not entitled to dissenters’ rights if the shares of stock they own are, as of the record date, either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 shareholders. Dissenters’ rights are available in the case of a plan of merger, however, where the shareholders are required under the plan of merger to accept for their shares anything other than cash, shares that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a combination of cash and such shares. Because the FNB common stock is listed on the Nasdaq National Market and the Integrity common stock, listed on the Nasdaq Capital Market, is held by more than 2,000 record shareholders, neither the FNB shareholders nor the Integrity shareholders are entitled to dissent from the merger and demand payment of the “fair value” of their shares of FNB common stock or Integrity common stock.

INFORMATION ABOUT FNB

General

FNB is a bank holding company organized under the laws of North Carolina in 1984 and registered under the Bank Holding Company Act of 1956, as amended. FNB has four direct, wholly owned subsidiaries, First National, Alamance Bank, Dover Mortgage Company and FNB United Statutory Trust I. At September 30, 2005, FNB’s consolidated total assets were $931 million, its consolidated total deposits were $722 million and its consolidated total shareholders’ equity was $86 million.

First National was founded in 1907. First National is a national banking association and an independent community bank offering full-service commercial, retail and trust banking services to consumer and business customers primarily in the central region of North Carolina that includes Chatham, Guilford, Montgomery, Moore, Randolph, Richmond, Rowan and Scotland counties. First National’s deposits are insured by the FDIC up to the maximum amount permitted by law. Approximately 64% of such deposits are insured under the Bank Insurance Fund maintained by the FDIC and, as a result of previous acquisitions of savings institution deposits, approximately 36% of its deposits are insured by the Savings Association Insurance Fund maintained by the FDIC.

First National has a subsidiary, First National Investor Services, Inc., which, doing business as Marketplace Finance, is engaged in servicing loans purchased by First National from automobile dealers.

FNB acquired Alamance Bank on November 4, 2005 through its merger with United Financial, Inc. Alamance Bank was organized in 1998 as a national bank and converted its charter to a North Carolina state banking charter in November 2004. Alamance Bank is a full-service bank, providing banking products and services to individuals and small- to medium-sized businesses in Alamance and Orange counties, North Carolina. Alamance Bank conducts its banking operations in Orange county under the name “Hillsborough Bank.” Alamance Bank also owns Premier Investment Services, Inc., which offers insurance and investment products. FNB anticipates merging Alamance Bank with and into First National during the first quarter of 2006.

Dover Mortgage Company, acquired by FNB in 2003, originates, underwrites and closes mortgage loans for sale into the secondary market. Dover conducts its operations in North Carolina with its principal office located in Charlotte.

FNB formed FNB United Statutory Trust I in November 2005 to facilitate the issuance of trust preferred securities. The trust is a statutory business trust formed under the laws of the State of Connecticut. All common securities of the trust are owned by FNB.

The principal office of FNB is located at 101 Sunset Avenue, Asheboro, North Carolina 27203, telephone number (336) 626-8300.

Additional information about FNB and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page         .

Recent Developments

[earnings information for 4th quarter 2005]

INFORMATION ABOUT INTEGRITY

General

Integrity is a North Carolina corporation headquartered in Hickory, North Carolina. It was organized on June 30, 1998 and is a registered bank holding company. Its principal subsidiary is First Gaston Bank of North Carolina, a North Carolina-chartered bank headquartered in Gastonia, North Carolina. A second bank subsidiary, Catawba Valley Bank, was merged with and into First Gaston Bank on                      , 2006. Integrity has four other wholly owned subsidiaries, Integrity Securities, Inc., Catawba Valley Capital Trust I, Catawba Valley Capital Trust II and Community Mortgage, Inc. At September 30, 2005, Integrity’s consolidated total assets were $666 million, its consolidated total deposits were $546 million and its consolidated total shareholders’ equity was $67 million.

First Gaston Bank opened for business on July 11, 1995 and Catawba Valley Bank opened on November 1, 1995. On December 31, 2002, Integrity acquired Community Bancshares, Inc. and its wholly owned subsidiary, Northwestern National Bank, located in Wilkesboro, North Carolina. Northwestern National Bank was merged into Catawba Valley Bank and continued operating as a division of Catawba Valley Bank under the name Northwestern Bank. The combined banks’ deposits are insured by the Bank Insurance Fund of the FDIC. First Gaston Bank engages in general banking business in the cities of Gastonia and Hickory and portions of nine North Carolina counties: Alexander, Ashe, Burke, Caldwell, Catawba, Gaston, Iredell, Watauga and Wilkes. Its operations are primarily retail-oriented and aimed at individuals and small- to medium-sized businesses located in its market areas. First Gaston Bank, which operates under its own name as well as under the names Catawba Valley Bank and Northwestern Bank in different market areas, offers a wide range of banking services, including personal and commercial checking and savings accounts, money market accounts, certificates of deposit, individual retirement accounts and related business and individual banking services. Its lending activities include making commercial, installment, equity and consumer loans and providing overdraft checking and credit cards. First Gaston Bank also makes residential mortgage loans, which it sells to another mortgage lender.

Integrity formed Integrity Securities, Inc., formerly known as Valley Financial Services, Inc., in March 1999. Its principal business activities are the sale, as agent, of various insurance products and the provision of nontraditional banking services. It also operates a full service securities brokerage office.

Integrity formed Catawba Valley Capital Trust I and Catawba Valley Capital Trust II in December 2002 to facilitate the issuance of trust preferred securities. The trusts are statutory business trusts formed under the laws of the State of Delaware. Integrity owns all common securities of each of the trusts.

Integrity’s principal office in located at 39 Second Street, N.W., Hickory, North Carolina 28601, telephone number (888) 894-2483.

Memorandum of Understanding

On July 28, 2005, the board of directors of Integrity’s former subsidiary, Catawba Valley Bank, entered into a Memorandum of Understanding with the FDIC and the North Carolina Commissioner of Banks as a result of the joint examination by the FDIC and the North Carolina Commissioner’s Office as of January 18, 2005. The Memorandum of Understanding sets forth certain actions required to be taken by management of Catawba Valley Bank to rectify unsatisfactory conditions identified by the federal and state banking regulators. The primary issues to be addressed by management relate to Catawba Valley Bank’s lending function, including conducting extensive loan risk rating reviews; addressing problem loans and enhancing the credit administration department; developing specific plans and proposals for classified credit relationships; improving loan documentation, policies and procedures; correcting all known violations of laws, rules and regulations; and developing capital and strategic plans for Catawba Valley Bank.

Beneficial Ownership of Integrity Common Stock

As of December 31, 2005, no person or group was known to management of Integrity to own beneficially more than 5% of Integrity’s common stock.

The following table gives the number of shares and percentage of the outstanding Integrity common stock beneficially owned by each director of Integrity individually, by each executive officer of Integrity individually and by all directors and executive officers as a group as of December 31, 2005:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class(3)

David E. Cline Waxhaw, NC	19,009	0.36

Loretta P. Dodgen, Ed.D.(4) Gastonia, NC	8,330	0.16

Jack Ray Ferguson Wilkesboro, NC	221,245	4.18

W. Alex Hall, Jr. Gastonia, NC	44,984	0.85

Hal F. Huffman, Jr. Hickory, NC	42,442	0.80

Robert P. Huntley(5) Hickory, NC	47,755	0.90

W. Steve Ikerd(6) Hickory, NC	89,015	1.68

H. Ray McKenney, Jr.(7) Gastonia, NC	62,028	1.17

Randy D. Miller Millers Creek, NC	67,582	1.28

Howard L. Pruitt Hickory, NC	43,680	0.82

Ronald S. Shoemaker Wilkesboro, NC	73,898	1.40

Carl G. Yale Moravian Falls, NC	2,000	0.04

All Directors and Executive Officers as a group (12 persons)	656,051	12.25

(1)	To the best knowledge of Integrity’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned except the following who share voting rights: Dr. Dodgen - 430 shares; Mr. Ferguson - 219,485 shares; Mr. Huffman - 21,842 shares; Mr. McKenney - 4,983 shares; Mr. Miller - 67,582 shares; and Mr. Shoemaker - 73,898 shares.

(2)	Included are exercisable options to purchase an aggregate of 64,086 shares.

(3)	The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) 5,290,772 shares outstanding as of December 31, 2005, plus (ii) the number of shares capable of being issued to directors and executive officers within 60 days upon the exercise of vested stock options by the individual or the group.

(4)	Includes 414 shares held by Dr. Dodgen’s spouse.

(5)	Includes 9,110 shares held by Mr. Huntley’s spouse.

(6)	Includes 15,484 shares held by Mr. Ikerd’s spouse.

(7)	Includes 37,984 shares held by Mr. McKenney’s affiliated companies.

REGULATION AND SUPERVISION

The following discussion sets forth material elements of the regulatory framework applicable to bank holding companies and their subsidiaries. It also provides certain specific information relevant to FNB and Integrity. This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds that insure deposits of banks and savings institutions, and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to FNB and Integrity or their respective subsidiaries may have a material effect on the business of FNB and Integrity.

General

As a bank holding company, each of FNB and Integrity is subject to regulation under the Bank Holding Company Act of 1956, as amended, and to inspection, examination and supervision by the Federal Reserve Board. Under the Bank Holding Company Act, bank holding companies that have not elected to become financial holding companies under the Gramm-Leach-Bliley Act generally may not acquire ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the Federal Reserve Board’s prior approval. With limited exceptions, bank holding companies may engage only in the business of banking or managing or controlling banks or furnishing services to or performing services for their subsidiary banks. A significant exception is that a bank holding company may own shares in a company whose activities the Federal Reserve Board has determined to be closely related to banking or managing or controlling banks. Neither FNB nor Integrity are financial holding companies.

FNB operates one national bank, First National. As a national banking association, First National is subject to regulation and examination primarily by the Office of the Comptroller of the Currency (OCC). It is also regulated by the Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve Board. First National’s deposits are insured by the FDIC through the Bank Insurance Fund and the Savings Association Insurance Fund. The OCC and the FDIC impose various requirements and restrictions on First National, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged on loans, limitations on the types of investments that may be made and the types of services that may be offered, and requirements governing capital adequacy, liquidity, earnings, dividends, management practices and branching. As a member of the Federal Reserve System, First National is subject to the applicable provisions of the Federal Reserve Act, which imposes restrictions on loans by subsidiary banks to a holding company and its other subsidiaries and on the use of stock or securities as collateral security for loans.

FNB’s subsidiary, Dover Mortgage Company, is regulated by the North Carolina Commissioner of Banks. Because Dover is a nonbank subsidiary of a bank holding company, it is also regulated by the Federal Reserve Board. Also, because Dover underwrites mortgages guaranteed by the government, it is subject to other audits and examinations as required by the government agencies or the investors who purchase the mortgages.

FNB also operates a state bank, Alamance Bank, which is chartered under the laws of North Carolina. FNB acquired Alamance Bank on November 4, 2005 through its merger with United Financial, Inc. Alamance Bank’s deposits are insured by the FDIC through the Bank Insurance Fund. It is subject to regulation and examination by the FDIC and the North Carolina Commissioner of Banks and to regulations governing such matters as capital standards, mergers, establishment of branch offices, subsidiary investments and activities, and general investment authority. Generally, North Carolina-chartered banks whose deposits are insured by the Bank Insurance Fund are subject to restrictions with respect to activities and investments, transactions with affiliates and loans to one borrower. FNB expects Alamance Bank to merge with and into First National early in the first quarter of 2006.

Integrity operates a state bank, First Gaston Bank, which is chartered under North Carolina law. First Gaston Bank operates under the names First Gaston Bank, Catawba Valley Bank and Northwestern Bank. First Gaston

Bank’s deposits are insured by the FDIC through the Bank Insurance Fund. It is subject to regulation and examination by the FDIC and the North Carolina Commissioner of Banks and to regulations governing such matters as capital standards, mergers, establishment of branch offices, subsidiary investments and activities, and general investment authority. It is also subject to restrictions with respect to activities and investments, transactions with affiliates and loans to one borrower.

Various consumer laws and regulations also affect the operations of FNB, Integrity and their subsidiaries. In addition to the impact of regulation, financial institutions may be significantly affected by legislation, which can change the statutes affecting them in substantial and unpredictable ways, and by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability to influence the economy.

Liability for Bank Subsidiaries

Under current Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to its subsidiary banks and to maintain resources adequate to support each subsidiary bank. This support may be required at times when the bank holding company may not have the resources to provide it. Similarly, the cross-guaranty provisions of the Federal Deposit Insurance Act provide that if the FDIC suffers or anticipates a loss as a result of a default by a banking subsidiary or by providing assistance to a subsidiary in danger of default, then any other bank subsidiaries may be assessed for the FDIC’s loss. Federal law authorizes the OCC to order an assessment of a holding company of a national bank if the capital of that national bank were to become impaired. If the assessment were not paid within three months, the OCC could order the sale of the bank holding company’s stock in the national bank to cover the deficiency.

Capital Requirements

FNB, Integrity and their banking subsidiaries are required to comply with federal regulations on capital adequacy. There are two measures of capital adequacy: a risk-based measure and a leverage measure. All capital standards must be satisfied for an institution to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum requirement for a bank holding company’s ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.0%. At least half of the qualifying total capital must be composed of Tier 1 capital, which includes common equity, retained earnings and a limited amount of qualifying perpetual preferred stock, less goodwill and certain other intangibles. The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves (“Tier 2 capital”). On September 30, 2005, each of FNB and Integrity met the minimum capital requirements, with Tier 1 and total capital ratios equal to 9.11% and 10.17%, respectively, in the case of FNB, and 9.07% and 10.75%, respectively, in the case of Integrity.

The Federal Reserve Board also requires bank holding companies to maintain a minimum “leverage ratio.” This leverage ratio of Tier 1 capital to adjusted average assets is equal to 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies are required to maintain a minimum leverage ratio of at least 4% to 5%. At September 30, 2005, FNB’s leverage ratio was 7.72% and Integrity’s leverage ratio was 9.07%.

The Federal Reserve Board may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, bank holding companies experiencing or anticipating significant growth may be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Further, the Federal Reserve Board has indicated that it will consider a “tangible Tier 1 capital leverage ratio” (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised either FNB or Integrity of any specific minimum leverage ratio or tangible Tier 1 leverage ratio applicable to it.

First National, Alamance Bank and First Gaston are subject to capital requirements adopted by the FDIC and, in the case of First National, the OCC that are substantially similar to the requirements of the Federal Reserve Board described above. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership.

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, among other things, identifies five capital categories for insured depository institutions—well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized—and requires federal bank regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements based on these categories. The FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Unless a bank is well-capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank’s compliance with the plan up to the lesser of 5% of the bank’s assets at the time it became undercapitalized and the amount needed to comply with the plan.

At September 30, 2005, each of First National, Alamance Bank and First Gaston Bank had capital levels that qualify it as “well-capitalized” under OCC and FDIC regulations. At September 30, 2005, First National had total, Tier 1 and leverage capital ratios of 11.37%, 10.30% and 8.85%, respectively. At September 30, 2005, Alamance Bank had total, Tier 1 and leverage capital ratios of 12.73%, 10.51% and 7.32%, respectively. At September 30, 2005, First Gaston Bank had total, Tier 1 and leverage capital ratios of 11.04%, 9.79% and 8.51%, respectively. It should be noted that a bank’s capital category is determined solely for the purpose of applying the OCC’s or FDIC’s prompt corrective action regulations and that the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects.

Dividend Restrictions

Each of FNB and Integrity is a legal entity separate and distinct from its bank subsidiary. Because the principal source of FNB’s and Integrity’s revenues is dividends from their respective bank subsidiaries, the ability of FNB and Integrity to pay dividends to their shareholders depends largely upon the amount of dividends First National, Alamance Bank and First Gaston may pay to their respective parent holding companies. There are statutory and regulatory limitations on the payment of dividends by First National, Alamance Bank and First Gaston Bank to their respective parent holding companies, as well as by FNB and Integrity to their respective shareholders.

First National must obtain the prior approval of the OCC to pay dividends if the total of all dividends declared by First National in any calendar year will exceed the sum of its net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits First National from paying dividends that in the aggregate would be greater than the bank’s undivided profits after deducting statutory bad debts and $3,606,000, respectively, in excess of the bank’s loan loss allowance. During fiscal years 2004 and 2005, First National declared dividends of $4,140,000 and $3,606,000, respectively, to FNB.

Alamance Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to Section 53-87 of the North Carolina General Statutes. As of September 30, 2005, Alamance Bank had negative retained earnings and, therefore, was unable to pay any dividends to its holding company.

First Gaston Bank, also a North Carolina banking corporation, may pay dividends only out of undivided profits. Neither First Gaston Bank nor Catawba Valley Bank paid any dividends to Integrity during 2005.

FNB, Integrity and their bank subsidiaries are also subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. If, in the opinion of the appropriate federal regulatory authority, a bank under its jurisdiction is engaged in or is about to be engaged in an unsafe or unsound practice, the authority may require that the bank cease and desist from such practice. The Federal Reserve Board, the OCC and the FDIC have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDICIA, an insured bank may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Further, the Federal Reserve Board, OCC and FDIC have each indicated that banking institutions should generally pay dividends only out of current operating earnings.

FDIC Insurance Assessments

The deposits of each of First National, Alamance Bank and First Gaston Bank are insured up to regulatory limits by the FDIC. Accordingly, First National, Alamance Bank and First Gaston Bank are subject to deposit insurance assessments to maintain the Bank Insurance Fund, or BIF, or the Savings Association Insurance Fund, or SAIF, administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (1) the bank’s capitalization and (2) supervisory evaluations provided to the FDIC by the institution’s primary supervisory authority. Each insured bank’s insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

The annual insurance premiums on bank deposits insured by the BIF and the SAIF vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory categories.

The Deposit Insurance Funds Act provides for additional assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF to pay for the cost of Financing Corporation funding. The FDIC established these assessment rates effective April 1, 2005 at $0.0142 per $100 annually for BIF-assessable deposits and SAIF-assessable deposits. The assessments do not vary depending upon a depository institution’s capitalization or supervisory evaluations.

Community Reinvestment Act

First National, Alamance Bank and First Gaston Bank are subject to the provisions of the Community Reinvestment Act of 1977, as amended (CRA). Under the CRA, all financial institutions have a continuing and affirmative obligation consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA.

The CRA requires the appropriate federal bank regulatory agency, in connection with its examination of the bank, to assess the bank’s record in meeting the credit needs of the community served by the bank, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. This assessment is required of any bank that has applied to, among other things, merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the federal regulator having primary jurisdiction over the acquisition will assess the records of each subsidiary bank of the applicant bank holding company. Such records may be the basis for denying the application.

The current CRA regulations jointly adopted by all federal bank regulatory agencies employ an evaluation system that rates institutions based on their actual performance in meeting community credit needs. The evaluation system used to judge an institution’s CRA performance consists of three tests: a lending test; an investment test; and a service test. When applying these tests, the institution’s federal regulator takes into account such factors as demographic data about the community, the institution’s capacity and constraints, the institution’s product offerings and business strategy, and data on the prior performance of the institution and similarly situated lenders.

The joint agency CRA regulations provide that an institution evaluated under a given test receive one of five ratings for that test: outstanding; high satisfactory; low satisfactory; needs to improve; or substantial noncompliance. The ratings for each test are then combined to produce an overall composite rating of either outstanding, satisfactory, needs to improve, or substantial noncompliance. An institution found to have engaged in illegal lending discrimination is rebuttably presumed to have a less-than-satisfactory composite CRA rating. First National, Alamance Bank and First Gaston Bank have current CRA ratings of “satisfactory.”

Interstate Banking and Branching

The Interstate Banking Act permits interstate acquisitions of banks by bank holding companies. FNB, Integrity and any other bank holding company located in North Carolina may acquire a bank located in any other state, and any bank holding company located outside North Carolina may lawfully acquire any North Carolina-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements and other restrictions. The Interstate Banking Act also generally provides that national and state-chartered banks may branch interstate through acquisitions of banks in other states. It allowed, however, any state to elect prior to June 1, 1997 either to “opt in” and accelerate the date after which interstate branching was permissible or to “opt out” and prohibit interstate branching altogether. North Carolina enacted “opt in” legislation permitting interstate branching.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act, signed into law in 1999, allows bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in the securities and insurance businesses. Under the Gramm-Leach-Bliley Act, a bank holding company that elects to become a financial holding company may engage in any activity that is financial in nature, is incidental to financial activity or complements financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Activities cited by the law as being “financial in nature” include securities underwriting, dealing in securities and market making, insurance underwriting and agency, providing financial, investment or economic advisory services, and activities that the Federal Reserve Board has determined to be closely related to banking. A bank holding company may become a financial holding company if each of its subsidiary banks is well-capitalized, well-managed and has at least a satisfactory rating under the Community Reinvestment Act.

Subject to certain limitations on investment, a national bank or its financial subsidiary may also engage in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, so long as the bank is well-capitalized, well-managed and has at least a satisfactory Community Reinvestment Act rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well-capitalized and well-managed to continue to engage in activities that are financial in nature. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has at least a satisfactory Community Reinvestment Act rating.

Privacy

The Gramm-Leach-Bliley Act also modified other financial laws, including laws related to financial privacy. Under the act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The Fair Credit Reporting Act restricts information sharing among affiliates and was amended in December 2003 to restrict further affiliate sharing of information for marketing purposes.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

The President signed the USA Patriot Act of 2001 into law in October 2001. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (IMLAFA). The IMLAFA substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposes new compliance and due diligence obligations, creates new crimes and penalties, compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarifies the safe harbor from civil liability to customers. The U.S. Treasury Department has issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions such as First National, Alamance Bank and First Gaston Bank. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers.

Sarbanes-Oxley Act of 2002

The President signed into law the Sarbanes-Oxley Act of 2002, that addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. The act is intended to allow shareholders to monitor more easily and efficiently the performance of public companies and their directors.

DESCRIPTION OF FNB COMMON STOCK

General

The authorized capital stock of FNB consists of 10,000,000 shares of common stock, par value $2.50 per share, and 200,000 shares of preferred stock, par value $10.00 per share. As of                     , 2006,              shares of FNB common stock had been issued and were outstanding and no shares of preferred stock were outstanding. Based on the exchange ratio, the number of shares of Integrity common stock presently outstanding and the limitation that 78% of the outstanding shares of Integrity common stock be converted into FNB common stock in the merger, there will be approximately              shares of FNB common stock issued in the merger, resulting in approximately              shares of FNB common stock outstanding immediately after completion of the merger. Because the number of shares of FNB common stock that will be outstanding immediately after completion of the merger exceeds the number of authorized shares of FNB common stock, the FNB board of directors has adopted, subject to shareholder approval, an amendment to FNB’s articles of incorporation to increase the number of authorized shares of FNB common stock to 50,000,000. See “Amendment to the FNB Articles of Incorporation.”

FNB’s Board of Directors has the authority, without any vote or action by the shareholders of FNB, to issue preferred stock, which is nonvoting and will have such preferences, limitations and relative rights as may be fixed by resolution of FNB’s Board. In addition, the FNB Board may divide and issue the preferred stock in series and may fix relative rights and preferences as between different series.

The following description of the FNB common stock is only a summary and does not purport to be complete. The summary is subject in all respects to the relevant provisions of the North Carolina Business Corporation Act and FNB’s articles and bylaws.

Voting Rights

The holders of FNB common stock generally possess exclusive voting rights in FNB. Each holder of FNB common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Except as otherwise provided by North Carolina law, the vote of a majority of shares voting on any matter (assuming the presence of a quorum at the meeting at which the vote is taken) is necessary for approval by the shareholders. Holders of FNB common stock are not entitled to cumulative voting rights, and therefore holders of a majority of shares voting in the election of directors may elect the entire Board of Directors at a shareholders’ meeting at which a quorum is present. In that event, holders of the remaining shares will not be able to elect any director to the Board of Directors.

Dividend and Liquidation Rights

Holders of FNB common stock are entitled ratably, share for share, to receive dividends when, as, and if declared by the Board of Directors out of funds legally available for the payment of dividends and, upon any liquidation of FNB, to participate in the distribution of any corporate assets remaining after payment of all debts and the liquidation preferences, if any, of preferred stock that may then be issued and outstanding.

Preemptive Rights

Holders of FNB common stock do not have any preemptive or preferential right to purchase or subscribe for any additional shares of FNB common stock or any other securities that may be issued by FNB. Therefore, the Board of Directors may sell shares of FNB capital stock without first offering such shares to the existing shareholders of FNB.

Assessment, Redemption and Sinking Fund

The shares of FNB common stock presently outstanding are, and the shares of FNB common stock that will be issued in connection with the merger will be, fully paid and nonassessable. There is no provision for redemption or conversion of FNB common stock, nor is there any provision for a sinking fund with respect to FNB common stock.

Transfer Agent and Registrar

The transfer agent and registrar for FNB common stock is Registrar and Transfer Company, Cranford, New Jersey.

Certain Provisions That May Have an Anti-Takeover Effect

Classification of the Board of Directors. Under FNB’s bylaws, the FNB Board is divided into three classes, as nearly equal in number as possible, with each class of directors elected to staggered three-year terms so that the terms of approximately one-third of FNB’s directors expire each year. Shareholders do not have cumulative voting rights with respect to the election of directors.

Supermajority Voting Provisions. FNB’s articles require the affirmative vote of at least 75% of the outstanding shares of capital stock of FNB to approve major corporate transactions unless the transaction is approved by three-fourths of the “disinterested” members of the FNB Board of Directors. Transactions triggering the supermajority vote requirement include mergers, consolidations, sales of substantially all of FNB’s assets and dissolution. “Disinterested” directors include all members of the Board if the transaction does not involve a related party, meaning a holder of 15% or more of FNB’s common stock or that holder’s affiliate. If the transaction does involve a related party, then the “disinterested” directors are those directors who are neither affiliated with nor a nominee of the 15% shareholder.

Preferred Stock. The articles of FNB authorize 200,000 shares of nonvoting preferred stock. The FNB Board may authorize the issuance of preferred stock and fix such preferences, limitations and relative rights at such times, for such purpose and for such consideration as it may deem advisable. In addition, the Board of Directors may divide and issue the preferred stock in series and may fix relative rights and preferences as between different series. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of FNB without the prior approval of FNB’s Board.

Bank Change-of-Control Legislation. Federal laws governing FNB and First National regulate the amount of voting stock of FNB that a person may acquire without prior approval of the appropriate federal regulators. The overall effect of such laws is to make it more difficult to acquire FNB by tender offer or similar means than it might be to acquire control of a corporation whose control and operations are not a matter of concern to federal or state banking regulatory authorities. Consequently, shareholders of a bank or bank holding company, such as FNB, may be less likely to benefit from the rapid increase in stock prices that often results from a tender offer or similar effort to acquire control of other companies.

The Bank Holding Company Act requires any “bank holding company” (as defined in the Bank Holding Company Act) to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of FNB common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of FNB common stock under the Change in Bank Control Act of 1978. Any holder of 25% or more of FNB common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over FNB, is subject to regulation as a bank holding company under the Bank Holding Company Act. In the case of FNB, the Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires 10% or more of FNB’s voting stock.

North Carolina Law. The North Carolina General Statutes have two provisions that may be deemed to have anti-takeover effects: the Control Share Acquisition Act and the Shareholder Protection Act. As permitted, FNB has elected, however, to opt out of the provisions of both of these acts.

Indemnification of Directors and Officers

The bylaws of FNB provide for indemnification of its directors and officers to the fullest extent permitted by law. The North Carolina Business Corporation Act permits a corporation, with certain exceptions, to indemnify a current or former officer or director against liability and expenses if such person acted in good faith and in a manner he or she reasonably believed was (i) in the case of conduct in his or her official capacity with the corporation, in the best interest of the corporation, and (ii) in all other cases, in a manner that was at least not opposed to the corporation’s best interest and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, a corporation is required to indemnify an officer or director in the defense of any proceeding to which he or she was a party against reasonable expenses to the extent that he or she is wholly successful on the merits or otherwise. This indemnification generally may be made by the corporation only upon a determination that indemnification of the director or officer is permissible under the circumstances because he or she met the applicable standard of conduct set forth above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FNB pursuant to FNB’s articles, bylaws or the North Carolina Business Corporation Act, FNB has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMPARISON OF SHAREHOLDERS’ RIGHTS

FNB and Integrity are both North Carolina corporations subject to the provisions of the North Carolina Business Corporation Act. If the merger is completed, the holders of Integrity common stock that is converted into FNB common stock in the merger, whose rights are currently determined by the North Carolina Business Corporation Act and governed under Integrity’s articles of incorporation and bylaws, will become shareholders of FNB and continue to have rights determined by the North Carolina Business Corporation Act. Their rights will be governed following the merger, however, by FNB’s articles of incorporation and bylaws. The following is a summary of the material differences between the rights of holders of FNB common stock and the rights of holders of Integrity common stock. This summary does not purport to be a complete description of the differences between the rights of FNB shareholders and Integrity shareholders. These differences may be determined in full by reference to the FNB articles, the Integrity articles, the FNB bylaws and the Integrity bylaws. You can obtain copies of these governing documents, without charge, by following the instructions listed under “Where You Can Find More Information.”

Voting Rights

Required Vote for Certain Business Combinations

FNB. FNB’s articles require approval of a merger or consolidation of FNB with any other entity, dissolution of FNB, or sale of substantially all of the assets of FNB by the affirmative vote of the holders of 75% of the outstanding shares of FNB common stock then entitled to vote on the matter if such transaction is not approved by three-fourths of the “disinterested” directors. If the high vote requirement is not triggered, the North Carolina Business Corporation Act would govern, generally requiring the affirmative vote of the holders of a majority of the outstanding shares of FNB common stock then entitled to vote on the matter to approve such transactions.

Integrity. Integrity’s articles provide that the affirmative vote of at least three-fourths of the outstanding shares of Integrity capital stock is required to approve the merger, consolidation or exchange of shares of Integrity with another corporation, or the sale, lease or exchange of all or substantially all of Integrity’s assets. This high vote requirement is not applicable if the transaction has been approved by a majority of the members of the Integrity board who are unaffiliated with any other party to the proposed transaction. If the requisite unaffiliated director approval is obtained, then the vote requirement for the transaction is governed by the North Carolina Business Corporation Act, which requires the affirmative vote of the holders of a majority of the outstanding shares of Integrity common stock then entitled to vote on the matter to approve the transaction.

Integrity’s articles grant discretionary authority to the board of directors to consider various factors when evaluating a proposed business combination relating to a potential change of control of Integrity. These factors include the business and financial condition and earnings prospects of the acquiror, the competence, experience and integrity of the acquiror and its management, and the prospects for successful conclusion of the business combination.

Preferred Stock

FNB. The FNB articles provide that the FNB board may fix by resolution the preferences, limitations and relative rights of the FNB preferred stock, which will be nonvoting.

Integrity. Integrity’s articles provide that Integrity may issue preferred stock. The Integrity board may designate the preferences, limitations and relative rights of the Integrity preferred stock, which may carry voting rights.

Annual Meetings of Shareholders

FNB. Under the FNB articles, the annual meeting of FNB shareholders is held on the second Tuesday in May for the purpose of electing directors and to transact such other business as may be properly brought before the meeting.

Integrity. The Integrity bylaws provide that the annual meeting of shareholders is held within 120 days after the end of the fiscal year on any day, other than Saturday, Sunday or a legal or banking holiday, as determined by the Integrity board. The purpose of the annual meeting is to elect directors. The shareholders may also transact such other business as may be properly brought before the meeting.

According to Integrity’s bylaws, nominations for election to the Board of Directors may be made by the Board, a committee of the Board or by any shareholder entitled to vote at the meeting in the election of directors. To be eligible for consideration at the meeting, all nominations made by a shareholder must be in writing and delivered to the Secretary of Integrity not less than 120 days prior to the shareholders’ meeting.

Provisions Relating to Directors

Number of Directors

FNB. The FNB bylaws provide that the FNB board is to consist of not less than nine nor more than 25 directors, with the exact number of directors within those limits to be determined by resolution by a majority of the full FNB board or by resolution of the FNB shareholders at any annual or special meeting. The FNB board currently consists of 14 directors, including two directors who joined the board following FNB’s acquisition of United Financial, Inc.

At or prior to the effective time of the merger, the FNB board will increase its size to permit the appointment to it of the four persons nominated by Integrity to serve on the FNB board. See “The Merger—Management and Operations After the Merger.”

Integrity. Integrity’s bylaws provide that the number of directors may be not less than nine nor more than 18, with the exact number to be fixed by the board or the shareholders. The Integrity Board currently has 12 directors.

Classification

FNB. The FNB bylaws provide for classification of the FNB board into three classes as nearly equal in number as possible, with one class being elected annually for a three-year term.

Integrity. Integrity’s bylaws provide for classification of the Integrity Board into three classes. These classes are as nearly equal in number as possible, with one class being elected annually for a three-year term.

Removal of Directors

FNB. Under the FNB bylaws, directors may be removed with or without cause by the affirmative vote of a majority of the outstanding votes entitled to be cast at an election of directors. A director may not, however, be removed by the shareholders at a meeting unless the notice of the meeting states that a purpose of the meeting is to remove a director.

Integrity. Under the Integrity bylaws, a director may be removed from office at any time with or without cause by a vote of shareholders whenever the number of votes cast in favor of removal of the director exceeds the number of votes cast against removal. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that a purpose of the meeting is removal of the director.

Age

FNB. According to FNB’s bylaws, a director must retire from the board effective on December 31 of the year in which he or she attains age 72.

Integrity. Integrity’s bylaws do not provide for a mandatory retirement age for members of the board of directors.

Dissenters’ Rights of Appraisal

FNB. Under the North Carolina Business Corporation Act, shareholders generally are entitled to dissent from, and obtain payment of the fair value of their shares when certain fundamental changes in the corporation or the shareholders’ rights occur. However, dissenters’ rights generally are not available to shareholders of a corporation, like FNB, with its common stock listed on the Nasdaq National Market System, unless the governing documents of the corporation issuing those shares provide otherwise, or, in the case of a merger or share exchange, shareholders receive consideration other than cash or shares of stock of another corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. FNB’s articles of incorporation and bylaws do not provide for any additional dissenters’ rights.

Integrity. Integrity’s common stock, although not listed on a national securities exchange or the Nasdaq National Market System, is held by 2,000 or more record shareholders and thus Integrity shareholders’ rights to dissent under the North Carolina Business Corporation Act are limited. Integrity’s articles of incorporation and bylaws do not provide for any additional dissenters’ rights.

State Anti-Takeover Statutes

The North Carolina General Statutes have two provisions that may be deemed to have anti-takeover effects: the Control Share Acquisition Act and the Shareholder Protection Act. As permitted, FNB, by its bylaws, has elected to opt out of the provisions of both of these acts. Integrity has not elected to opt out of the provisions of these acts.

AMENDMENT TO THE FNB ARTICLES OF INCORPORATION

The FNB board of directors has adopted, subject to shareholder approval, an amendment to FNB’s articles of incorporation, as amended, to provide for an increase in the number of shares of FNB common stock authorized for issuance from 10,000,000 to 50,000,000. In the event this proposal is not approved by the FNB shareholders, the merger with Integrity cannot be completed even if the FNB shareholders approve the agreement and plan of merger.

As of                     , 2006, FNB had approximately              shares of FNB common stock issued and outstanding. As of                     , 2006, there were              shares of FNB common stock reserved for issuance. Based on the number of shares of Integrity common stock outstanding as of                     , 2006, if the merger is completed, FNB is to issue approximately              additional shares of FNB common stock to the Integrity shareholders in the merger. Based on the outstanding options to acquire Integrity common stock, which are to be assumed by FNB in the merger, if the merger is completed, FNB will need to reserve for issuance approximately              additional shares of FNB common stock. Because the sum of FNB’s outstanding and reserved shares of common stock together with the shares of FNB common stock to be issued in the merger and reserved for issuance pursuant to options assumed in the merger exceeds 10,000,000—the present authorized number of FNB shares of common stock, the merger cannot be completed unless the FNB shareholders approve the amendment to FNB’s articles of incorporation to increase the number of authorized shares of FNB common stock.

Although FNB’s management currently has no definitive plans for the issuance of any additional authorized shares beyond those required to complete the merger, the authorization of 50,000,000 shares would permit the issuance of shares for future stock dividends, stock splits, possible acquisitions, stock option plans, and other appropriate corporate purposes. The additional shares of FNB common stock will not be entitled to preemptive rights nor will existing shareholders have any preemptive right to acquire any of those shares when issued. Adoption of the amendment requires the affirmative vote of a majority of the votes cast on the proposal at the special meeting.

The FNB board of directors recommends a vote “FOR” the proposal to amend FNB’s articles of incorporation to increase the number of authorized shares of FNB common stock from 10,000,000 to 50,000,000.

MARKET PRICE AND DIVIDEND INFORMATION

FNB common stock is traded on the Nasdaq National Market under the symbol “FNBN.” Integrity common stock is listed on the Nasdaq Capital Market under the symbol “IFCB.”

The following table provides you with information about the high and low prices per share of FNB common stock and Integrity common stock as reported on the Nasdaq National Market or the Nasdaq Capital Market and any cash dividends declared by either company since January 1, 2003.

	FNB Common Stock			Integrity Common Stock (1)
	High	Low	Dividends	High	Low	Dividends
2003
First Quarter	$26.20	$19.10	$.14	$16.53	$12.81	$—
Second Quarter	32.05	22.41	.14	16.10	14.85	.07
Third Quarter	29.50	24.03	.14	16.85	15.20	—
Fourth Quarter	26.25	21.18	.17	18.68	16.53	.07
2004
First Quarter	22.90	20.00	.15	18.86	16.82	—
Second Quarter	22.50	16.60	.15	17.27	15.59	.07
Third Quarter	19.60	16.30	.15	16.36	15.12	—
Fourth Quarter	21.19	17.23	.15	16.36	12.73	.07
2005
First Quarter	21.39	17.80	.15	18.50	13.74	—
Second Quarter	21.85	18.20	.15	22.72	17.52	.07
Third Quarter	21.50	18.50	.15	22.83	18.18	—
Fourth Quarter
2006
First Quarter (through , 2006)

(1)	Integrity information is adjusted for 10% stock dividends paid in October 2003 and August 2005.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of FNB, United Financial, Inc. and Integrity and has been prepared to illustrate the effects of the FNB acquisition of United announced on May 10, 2005 and closed on November 4, 2005 and of the FNB acquisition of Integrity announced on September 19, 2005. The unaudited pro forma condensed combined balance sheet as of September 30, 2005 and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004 give effect to these merger transactions, accounted for under the purchase method of accounting.

The unaudited pro forma condensed combined income statement for the nine months ended September 30, 2005 has been derived from the unaudited interim financial statements for FNB, United and Integrity. The unaudited pro forma condensed combined income statement for the year ended December 31, 2004 is based on the audited financial statements of FNB, United and Integrity. These unaudited pro forma condensed combined income statements give effect to the transaction as if it had been consummated at the beginning of the earliest period presented, or January 1, 2004. The unaudited pro forma condensed combined financial statements do not give effect to the anticipated cost savings or revenue enhancements in connection with the transaction.

The unaudited pro forma condensed combined financial statements should be considered together with the historical financial statements of FNB, United and Integrity, including the respective notes to those statements. The pro forma information does not necessarily indicate the combined financial position or the results of operations in the future or the combined financial position or the results of operations that would have been realized had the merger transactions been consummated during the periods or as of the dates for which the pro forma information is presented.

For the merger of FNB and United, which was completed on November 4, 2005, the unaudited pro forma condensed combined balance sheet information is based on agreement terms that provide for 65% of the United shares of common stock to be exchanged for FNB shares of common stock with an effective exchange ratio of 0.6828 shares of FNB common stock for each share of United common stock and for the remaining 35% of United shares to be exchanged for cash at the rate $14.25 per share.

For the merger of FNB and Integrity, the unaudited pro forma condensed combined balance sheet information is based on agreement terms that provide for the exchange of each share of Integrity common stock for 0.8743 shares of FNB common stock and a cash payment of $5.20. The figure of 0.8743 is the product of 1.1209, the exchange ratio in the merger, and .78, which reflects that 78% of Integrity’s shares are being exchanged for FNB shares with the remaining 22% of Integrity’s shares being exchanged for cash.

FNB AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

As of September 30, 2005

	FNB Corp. and Subsidiaries	United Financial, Inc.	Pro Forma Adjustments		Pro Forma Combined	Integrity Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Assets
Cash and due from banks	$24,540	$1,303	$0		$25,843	$8,069	$0		$33,912
Interest-bearing bank accounts	896	1,475	0		2,371	23,430	0		25,801
Federal funds sold	14,332	110	0		14,442	0	0		14,442
Investment securities:
Available for sale	76,868	35,253	0		112,121	89,610	0		201,731
Held to maturity	48,792	0	0		48,792	3,934	159	(C)	52,885
Loans:
Loans held for sale	19,239	0	0		19,239	3,266	0		22,505
Loans held for investment	689,323	97,906	(1,702)	(C)	785,527	491,195	(1,227)	(C)	1,275,495
Less allowance for loan losses	(8,026)	(1,349)	0		(9,375)	(7,626)	0		(17,001)

Net Loans	700,536	96,557	(1,702)		795,391	486,835	(1,227)		1,280,999
Premises and equipment, net	19,809	4,901	963	(C)	25,673	19,243	0	(B)	44,916
Goodwill	16,359	0	14,426	(D)	30,785	17,238	(17,238 76,333)	(E) (D)	107,118
Core deposit Intangible	67	0	1,206	(C)	1,273	1,918	(1,918 7,502)	(E) (C)	8,775
Other assets	29,044	4,479	1,366	(A,B,C)	34,889	16,018	(271)	(A,B,C)	50,636

Total assets	$931,243	$144,078	$16,259		$1,091,580	$666,295	$63,340		$1,821,215

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$86,753	$10,652	$0		$97,405	$50,878	$0		$148,283
Interest-bearing:
Demand, savings and money market	223,282	19,189	0		242,471	199,195	0		441,666
Time deposits	411,738	77,379	93	(C)	489,210	296,400	230	(C)	785,840

Total deposits	721,773	107,220	93		829,086	546,473	230		1,375,789
Retail repurchase agreements	18,594	38	0		18,632	3,367	0		21,999
Federal Home Loan Bank advances	67,389	23,000	(384)	(C)	90,005	36,569	(406)	(C)	126,168
Federal funds purchased	0	250	0		250	1,000	0		1,250
Trust preferred securities	0	0	20,619	(A,B)	20,619	10,310	30,930	(A,B)	61,859
Other borrowed funds	28,152	2,500	(10,528)	(B)	20,124	0	0		20,124
Other liabilities	9,214	843	2,179	(A)	12,236	1,831	1,887	(A)	15,954

Total liabilities	845,122	133,851	11,979		990,952	599,550	32,641		1,623,143

Shareholders’ equity:
Common stock	14,055	1,642	180	(A)	15,877	5,252	6,227	(A)	27,356
Surplus	10,611	9,489	3,196	(A)	23,296	56,983	28,982	(A)	109,261
Retained earnings	60,993	(516)	516	(A)	60,993	5,134	(5,134)	(A)	60,993
Accumulated other comprehensive income (loss)	462	(388)	388	(A)	462	(624)	624	(A)	462

Total shareholders’ equity	86,121	10,227	4,280		100,628	66,745	30,699		198,072

Total liabilities and shareholders’ equity	$931,243	$144,078	$16,259		$1,091,580	$666,295	$63,340		$1,821,215

FNB AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Nine Months Ended September 30, 2005

	FNB Corp. and Subsidiaries	United Financial, Inc.	Pro Forma Adjustments		Pro Forma Combined	Integrity Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share and per share data)
Interest income	$38,209	$6,301	$315 73	(F) (G)	$44,898	$28,634	$184 108	(F) (G)	$73,824
Interest expense	13,585	2,759	0 96 319	(H) (I) (J)	16,759	11,377	(46 101 1,062)	(H) (I) (J)	29,253

Net interest income	24,624	3,542	(27)		28,139	17,257	(825)		44,571
Provision for loan losses	1,680	1,420	0		3,100	398	0		3,498

Net interest income after provision for loan losses	22,944	2,122	(27)		25,039	16,859	(825)		41,073

Noninterest income	11,088	741	0		11,829	3,644	0		15,473
Noninterest expense	23,478	3,254	20 90 0	(K) (L)	26,842	14,518	0 563 (240)	(K) (L) (M)	41,683

Income before income taxes	10,554	(391)	(137)		10,026	5,985	(1,148)		14,863
Income taxes (benefit)	3,417	(251)	(53)	(N)	3,113	2,008	(443)	(N)	4,678

Net income (loss)	$7,137	($140)	($84)		$6,913	$3,977	($705)		$10,185

Net income (loss) per common share:
Basic	$1.27	($0.09)			$1.09	$0.76			$0.93
Diluted	$1.24	($0.09)			$1.07	$0.74			$0.90

Weighted average number of shares outstanding:
Basic	5,611,814	1,640,748	(912,127)		6,340,435	5,198,861	(606,943)		10,932,353
Diluted	5,757,626	1,640,748	(912,127)		6,486,247	5,370,512	(586,191)		11,270,568

FNB AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Twelve Months Ended December 31, 2004

	FNB Corp. and Subsidiaries	United Financial, Inc.	Pro Forma Adjustments		Pro Forma Combined	Integrity Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share and per share data)
Interest income	$40,436	$7,308	$536 98	(F) (G)	$48,378	$32,917	$245 144	(F) (G)	$81,684
Interest expense	12,402	2,969	(93 128 258)	(H) (I) (J)	15,664	12,288	(184 135 915)	(H) (I) (J)	28,818

Net interest income	28,034	4,339	341		32,714	20,629	(477)		52,866
Provision for loan losses	4,030	574	0		4,604	6,458	0		11,062

Net interest income after provision for loan losses	24,004	3,765	341		28,110	14,171	(477)		41,804

Noninterest income	13,673	1,091	0		14,764	5,275	0		20,039
Noninterest expense	28,755	4,629	26 121 0	(K) (L)	33,531	17,763	0 750 (319)	(K) (L) (M)	51,725

Income before income taxes	8,922	227	194		9,343	1,683	(908)		10,118
Income taxes	2,324	0	75	(N)	2,399	169	(350)	(N)	2,218

Net income	$6,598	$227	$119		$6,944	$1,514	($558)		$7,900

Net income per common share:
Basic	$1.17	$0.14			$1.09	$0.30			$0.72
Diluted	$1.13	$0.14			$1.06	$0.29			$0.69

Weighted average number of shares outstanding:
Basic	5,663,173	1,640,565	(911,944)		6,391,794	5,085,486	(493,568)		10,983,712
Diluted	5,822,047	1,654,266	(925,645)		6,550,668	5,299,245	(468,025)		11,381,888

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Note 1—Basis of Presentation and Acquisitions

As announced on May 10, 2005, FNB and United Financial, Inc. entered into a definitive merger agreement with terms that provided for 65% of the United shares of common stock to be exchanged for FNB shares of common stock with an effective exchange ratio of 0.6828 shares of FNB common stock for each share of United common stock and for the remaining 35% of United shares to be exchanged for cash at the rate $14.25 per share. The merger was completed effective November 4, 2005. Based on the average FNB share price of $19.92 computed for a 21-day period that included the announcement date, the estimated value of the total stock consideration was $14,507,000 at November 4, 2005, while the total cash payment was $8,201,000. Outstanding United stock options were cashed out at the effective date of the merger at the rate of $14.25 per share, resulting in consideration, net of tax, of $775,000.

As announced on September 19, 2005, FNB and Integrity Financial Corporation have entered into a definitive merger agreement with terms that provide for the exchange of each share of Integrity common stock for 0.8743 shares of FNB common stock and a cash payment of $5.20. The figure of 0.8743 is the product of 1.1209, the exchange ratio in the merger, and 0.78, which reflects that 78% of Integrity’s shares are being exchanged for FNB shares with the remaining 22% of Integrity’s shares being exchanged for cash. Based on an average FNB share price of $20.12 computed for a 21-day period that included the announcement date, the estimated value of the total stock consideration is $92,385,000 at September 30, 2005, while the total cash payment is estimated to be $27,311,000. Outstanding Integrity stock options, which will be assumed in the merger by FNB, have an estimated fair value at September 30, 2005 of $5,059,000.

The unaudited pro forma condensed combined financial information gives effect to the two acquisitions under the purchase method of accounting, and the unaudited condensed combined balance sheet assumes the transaction occurred on September 30, 2005, reflecting the purchase consideration noted above.

Described below is the pro forma estimate of the total purchase price of the transactions as well as adjustments to allocate the purchase price based on preliminary estimates of fair values of the assets and liabilities of United and Integrity (in thousands). The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Integrity’s and United’s tangible, and identifiable intangible, assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets, commitments, executory contracts and other items of Integrity or United as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may affect the statement of income due to amortization of the adjusted assets or liabilities or adjustments in yield or both.

	United	Integrity
Estimated fair value of shares to be issued	$14,507	$92,385
Cash to be paid to shareholders	8,201	27,311
Fair value of stock options	1,262	5,059
Estimated transaction costs	2,188	4,576

Total purchase price	26,158	129,331

Net assets based on carrying amounts at September 30, 2005	10,227	66,745
Less: Elimination of prior goodwill	—	(17,238)
Less: Elimination of prior core deposit intangible	—	(1,918)
Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting:
Held-to maturity investment securities	—	159
Loans held for investment	(1,702)	(1,227)
Premises and equipment	963	—
Other assets	747	(1,201)
Deposits	(93)	(230)
Federal Home Loan Bank advances	384	406

Fair value of net assets acquired	10,526	45,496

Total purchase price in excess of fair value of net assets acquired	15,632	83,835
Identifiable intangible assets:
Core deposit	(1,206)	(7,502)

Goodwill	$14,426	$76,333

Except as discussed in Note 2, there are no adjustments to other asset or liability groups, and the book values approximate fair values.

To provide liquidity for cash needs in connection with the mergers and also to comply with capital adequacy standards, trust preferred securities were issued by FNB to provide primary financing for the completed United merger and are expected to be similarly used for the pending Integrity merger. Additionally, for capital adequacy purposes, a portion of the proceeds from the trust preferred securities issued in connection with the United merger were used to replace existing long-term debt of FNB

The effects of the transaction, as reflected in the unaudited pro forma condensed combined balance sheet, will be accounted for by FNB under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with SFAS No. 142, intangible assets other than goodwill must be amortized over their estimated useful lives. Goodwill will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge to earnings will be made.

Note 2—Purchase Accounting and Pro Forma Acquisition Adjustments

(A)	For the United merger, reflects the issuance of 728,621 shares of FNB common stock at the value described in Note 1 above, the elimination of the existing equity accounts of United, plus other items associated with the transaction, including cash consideration of $8,201,000, the fair value of stock options of $1,262,000 and estimated transaction costs of $2,188,000.

For the Integrity merger, reflects the issuance of 4,591,918 shares of FNB common stock at the value described in Note 1 above, the elimination of the existing equity accounts of Integrity plus other items associated with the transaction, including cash consideration of $27,311,000, the fair value of stock options of $5,059,000 and estimated transaction costs of $4,576,000.

(B)	For the United merger, represents the issuance of trust preferred securities with net cash proceeds of $20,000,000 for the primary purpose of providing funds for the merger cash consideration of $8,201,000 and for replacing existing long-term FNB debt of $10,528,000.

For the Integrity merger, represents the expected issuance of trust preferred securities with net cash proceeds of $30,000,000 for the primary purpose of providing funds for the estimated merger cash consideration of $27,311,000.

(C)	Represents the recording of fair value adjustments relating to the assets and liabilities of United and Integrity.

(D)	Represents an adjustment to record the estimated goodwill related to the transaction.

(E)	Represents adjustments to eliminate core deposit intangible and goodwill recorded in the historical financial statements of Integrity.

(F)	Represents the adjustment to record the amortization of the fair value adjustment on acquired loans over their expected average life of five years.

(G)	Represents the adjustment to record the amortization of the fair value adjustment on acquired securities over their expected average life of six years.

(H)	Represents the adjustment to record the amortization of the fair value adjustment on acquired time deposits over their expected average life of 12 months for United and 15 months for Integrity.

(I)	Represents the adjustment to record the amortization of the fair value adjustment on acquired Federal Home Loan Bank advances over their expected average life of three years.

(J)	Represents interest expense related to borrowings described in (B) above based on a variable rate of three-month LIBOR plus 1.37%, using the average three-month LIBOR rate in effect for each period presented, net of interest previously recorded on existing borrowings that were replaced.

(K)	Represents the adjustment to record the amortization of the fair value adjustment on acquired premises over their expected useful life of 25 years.

(L)	Represents the adjustment to record the amortization of the fair value adjustment on acquired core deposits on a straight-line basis over their expected average life of 10 years.

(M)	Represents reversal of amortization of core deposit intangible recorded in the historical financial statements of Integrity.

(N)	Represents estimated tax savings on transaction adjustments at a combined rate of 38.55%.

LEGAL MATTERS

The validity of the shares of FNB common stock to be issued pursuant to the merger agreement and certain other legal matters in connection with the merger will be passed upon for FNB by Schell Bray Aycock Abel & Livingston P.L.L.C., Greensboro, North Carolina. Certain legal matters in connection with the merger will be passed upon for Integrity by Gaeta & Eveson, P.A., Raleigh, North Carolina.

The federal income tax consequences of the merger have been passed upon by Schell Bray Aycock Abel & Livingston PLLC, Greensboro, North Carolina.

EXPERTS

The consolidated financial statements of FNB and its subsidiaries as of and for the year ended December 31, 2004 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated in this joint proxy statement/prospectus by reference from FNB’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of FNB and its subsidiaries as of December 31, 2003 and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Integrity and its subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated in this joint proxy statement/prospectus by reference from Integrity’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

According to both the FNB bylaws and Integrity bylaws, business to be conducted at a special meeting of shareholders may be brought before the meeting only pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this joint proxy statement/prospectus will be presented for action at the special meetings or at any adjournment or postponements of the special meetings.

ANNUAL MEETINGS AND SHAREHOLDER PROPOSALS

FNB. FNB currently expects that it will convene and hold its regular 2006 annual meeting of shareholders in May of 2006 following completion of the merger. FNB intends to file proxy materials, including a proxy statement and a form of proxy, relating to the 2006 FNB annual meeting as soon as practicable. For a shareholder proposal to be considered for inclusion in FNB’s proxy statement and form of proxy relating to the FNB annual meeting of shareholders to be held in 2006, the Secretary of FNB must have received the proposal, at the address set forth on the first page of this joint proxy statement/prospectus, not later than December 7, 2005. If a shareholder notifies FNB any later than February 20, 2006 of an intent to present a proposal at the 2006 annual meeting of shareholders, FNB will have the right to exercise its discretionary voting authority with respect to that proposal without including information regarding the proposal in its proxy materials related to the meeting.

Integrity. Integrity intends to hold a 2006 annual meeting of shareholders only if the merger agreement is terminated. For a shareholder proposal to be considered for inclusion in Integrity’s proxy statement and form of proxy relating to the Integrity 2006 annual shareholders’ meeting (in the event this meeting is held), the proposal must have been received by the Secretary of Integrity no later than November 15, 2005. If a proposal for the 2006 Annual Meeting is not expected to be included in the proxy statement for that meeting, the proposal must be received by Integrity by February 15, 2006 for it to be timely received for consideration. However, if the Integrity 2006 annual meeting is held on or after                     , 2006, a shareholder proposal must be received within a reasonable time before Integrity begins to print and mail its proxy solicitation materials for the 2006 annual meeting. Integrity will use its discretionary authority for any proposals received after the appropriate deadline.

WHERE YOU CAN FIND MORE INFORMATION

Because FNB and Integrity are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, they file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by FNB or Integrity can be read and copied at the Commission’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding FNB, Integrity and other registrants. Additional information about FNB is also available at its web site, http://www.myyesbank.com. Integrity maintains a web site, http://www.integrityfinancialcorp.com, which provides additional information about it.

FNB has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the shares of FNB common stock to be issued in connection with the merger. This joint proxy statement/prospectus is part of that registration statement but does not contain all of the information set forth in the registration statement as permitted by the Commission. If you would like more information about FNB and its common stock, please refer to the registration statement and its exhibits. You may review them at the Public Reference Room of the Commission at the address set forth above. In addition, copies of the exhibits to the registration statement may be obtained from Jerry A. Little, Treasurer and Secretary, FNB, 101 Sunset Avenue, Asheboro, North Carolina 27203, (336) 626-8300.

The Commission allows FNB and Integrity to “incorporate by reference” information into this joint proxy statement/prospectus. This means that FNB and Integrity can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

This joint proxy statement/prospectus incorporates by reference the documents listed below that FNB and Integrity have previously filed with the Commission. They contain important information about FNB and Integrity and their financial condition.

FNB Filings	Period

Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
Current Reports on Form 8-K	Filed on May 10, 2005, August 5, 2005, September 20, 2005, November 4, 2005 (amended on November 11, 2005), November 8, 2005 and December 29, 2005

Integrity Filings	Period

Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005, June 30, 2005, and September 30, 2005
Current Reports on Form 8-K	Filed on February 23, 2005, April 26, 2005, July 28, 2005 (excluding Item 2.02 and Exhibit 99.1), September 20, 2005, and November 23, 2005

FNB also incorporates by reference with this joint proxy statement/prospectus the description of FNB common stock contained in the FNB registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

FNB also incorporates by reference into this joint proxy statement/prospectus additional documents that it may file with the Commission from the date of this joint proxy statement/prospectus to the date of the FNB special meeting or the Integrity special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

FNB has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to FNB, as well as all pro forma financial information, and Integrity has supplied all relevant information relating to Integrity.

You can obtain any of the documents incorporated by reference in this document through FNB or Integrity, as the case may be, or from the Commission through the Commission’s Internet world wide web site at the address described above. Documents incorporated by reference are available from FNB without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

FNB	Integrity
Jerry A. Little, Treasurer and Secretary	Denise Sigmon, Assistant Secretary
FNB Corp.	Integrity Financial Corporation
101 Sunset Avenue	39 Second Street, N.W.
Asheboro, North Carolina 27203	Hickory, North Carolina 27253
(336) 626-8300	(888) 894-2483

If you would like to request documents, please do so by                     , 2006 to receive them before the special meetings. If you request any incorporated documents from us, FNB or Integrity, as the case may be, will mail them to you by first class mail, or another equally prompt means, within one business day after your request is received.

Integrity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005, and September 30, 2005, each excluding exhibits, accompany this joint proxy statement/prospectus.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of FNB and Integrity, as well as certain information relating to the merger, including, without limitation,

•	statements relating to the cost savings and accretion to reported earnings estimated to result from the merger,

•	statements relating to revenues of the combined company after the merger,

•	statements relating to the integration charges estimated to be incurred in connection with the merger, and

•	statements preceded or followed by, or including the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	Expected cost savings from the merger may not be fully realized or realized within the expected time frame.

•	Revenues following the merger may be lower than expected.

•	Competitive pressures among financial services companies may increase significantly.

•	Costs or difficulties related to the integration of the business of FNB and Integrity may be greater than expected.

•	Changes in the interest rate environment may reduce interest margins.

•	General economic conditions, either internationally or nationally or in North Carolina, may be less favorable than expected.

•	Legislative or regulatory changes may adversely affect the business in which FNB or Integrity is engaged.

•	Technological changes may be more difficult or expensive than anticipated.

•	Changes may occur in the securities markets.

Additional information with respect to factors that may cause the results to differ materially from those contemplated by forward-looking statements made by or on behalf of FNB is included in FNB’s current and subsequent filings with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

FNB CORP.

and

INTEGRITY FINANCIAL CORPORATION

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of the 18th day of September, 2005, by and between INTEGRITY FINANCIAL CORPORATION, a North Carolina corporation and registered bank holding company (“Integrity”), and FNB CORP., a North Carolina corporation and registered bank holding company (“FNB”);

W I T N E S S E T H:

WHEREAS, the parties hereto have agreed that it is in their mutual best interests and in the best interests of their respective shareholders for Integrity to be merged with and into FNB pursuant to a plan of merger (the “Plan of Merger”) in the form attached hereto as Schedule A, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the Merger (as defined in Section 1.1) and transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, covenants and promises herein contained, and subject to the terms and conditions hereof, the parties hereto mutually agree as follows:

ARTICLE I. THE MERGER

1.1 Merger. Subject to the provisions of this Agreement and the Plan of Merger, as of the Effective Time (as defined in Section 1.10 hereof), Integrity shall be merged with and into FNB (the “Merger”), the separate corporate existence of Integrity shall cease, the corporate existence of FNB, as the surviving corporation in the Merger, shall continue under the laws of the State of North Carolina and, if FNB determines in its reasonable discretion that such name is available for its use, FNB shall change its name to “FNB United Corp.” FNB, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effect of the Merger. At the Effective Time and by reason of the Merger, and in accordance with applicable law, all of the property, assets and rights of every kind and character of FNB and of Integrity including, without limitation, its stock in its wholly owned bank subsidiaries, Catawba Valley Bank (“CVB”) and First Gaston Bank of North Carolina (“FGB”), and all real, personal or mixed property, all debts due on whatever account, all other choses in action and every other interest of or belonging to or due to Integrity, whether tangible or intangible, shall vest in the Surviving Corporation, and the Surviving Corporation shall succeed to all the rights, privileges, immunities, powers, purposes and franchises of a public or private nature of Integrity and FNB, all without any conveyance, assignment or further act or deed; and the Surviving Corporation shall become responsible for all of the liabilities, duties and obligations of every kind, nature and description of Integrity and FNB as of the Effective Time.

1.3 Articles of Incorporation, Bylaws and Management. The Articles of Incorporation and bylaws of FNB in effect at the Effective Time shall be the Articles of Incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with applicable laws. The officers and directors of FNB at the Effective

Time shall continue to hold such offices and positions of the Surviving Corporation until removed as provided by law or until the election or appointment of their respective successors.

1.4 Conversion of Shares.

(a) Integrity Stock. Except as otherwise provided herein, at the Effective Time, all rights of Integrity’s shareholders with respect to all then outstanding shares of the common stock of Integrity, $1.00 par value per share (“Integrity Stock”), shall cease to exist, and the holders of shares of Integrity Stock shall cease to be, and shall have no further rights as, shareholders of Integrity. At the Effective Time, each such outstanding share of Integrity Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Integrity, FNB or any of their subsidiaries, which shall be canceled in the Merger) shall be converted, without any action on the part of the holder of such shares, into the right to receive the Merger Consideration (as defined in Section 1.5) in accordance with this Article I. Following the Effective Time, certificates representing shares of Integrity Stock outstanding at the Effective Time shall evidence only the right of the registered holder thereof to receive, and may be exchanged for, the Merger Consideration.

(b) Outstanding FNB Stock. Each share of common stock of FNB, par value $2.50 per share (“FNB Stock”), issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding and shall not be affected by the Merger.

1.5 Merger Consideration.

(a) Per Share Consideration. Subject to the provisions of this Article I, at the Effective Time each outstanding share of Integrity Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Integrity, FNB or any of their subsidiaries) shall cease to represent any interest (equity, shareholder or otherwise) in Integrity and shall automatically be converted exclusively into the right to receive $5.20 in cash, without interest, and a number of shares of FNB Stock equal to the product of 1.1209 (the “Exchange Ratio”) and 0.78. The amount of cash into which shares of Integrity Stock shall be converted pursuant to this Agreement is sometimes hereinafter referred to as “Cash Consideration,” and the number of shares of FNB Stock into which shares of Integrity Stock shall be converted pursuant to this Agreement is sometimes hereinafter referred to as “Stock Consideration.” The Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.” No share of Integrity Stock shall be deemed to be outstanding or have any rights other than those set forth in this Section 1.5(a) after the Effective Time. The Exchange Ratio is subject to possible adjustment in accordance with Section 1.5(c) and/or Section 8.2(c) below.

(b) Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Integrity Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of FNB Stock (after taking into account all certificates delivered by such holder under Section 1.7(a) below, shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FNB Stock multiplied by the market value of one share of FNB Stock at the Effective Time. The market value of one share of FNB Stock at the Effective Time shall be the last sale price of FNB Stock on Nasdaq Stock Market, Inc. National Market System (“NASDAQ”) as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by FNB, on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

(c) Anti-Dilution Provisions. In the event FNB changes the number of shares of FNB Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split, recapitalization, reclassification, combination, exchange of shares, or similar transaction for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be appropriately adjusted to reflect such change.

1.6 Closing Payment. As of the Effective Time, FNB shall deposit, or shall cause to be deposited, with Registrar and Transfer Company, in its capacity as the transfer agent of FNB Stock (the “Exchange Agent”), for the benefit of each holder of Integrity Stock for exchange in accordance with this Article I, (i) certificates representing the aggregate number of whole shares of FNB Stock to be issued as Stock Consideration, and (ii) the aggregate amount of cash to be delivered to holders of Integrity Stock as Cash Consideration and in lieu of any fractional shares, to be issued and paid pursuant to this Article I for outstanding shares of Integrity Stock (such certificates for shares of FNB Stock and such cash are referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions in accordance with this Article I, deliver the FNB Stock and cash contemplated to be issued with respect to Integrity Stock out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by FNB, on a daily basis. Any interest and other income resulting from such investments shall be paid to FNB.

1.7 Exchange of Shares.

(a) Exchange Procedures. After the Effective Time, FNB shall cause the Exchange Agent to mail to the shareholders of Integrity of record at the Effective Time transmittal materials and other appropriate written instructions (collectively, a “Transmittal Letter”) (which shall specify that delivery shall be effected, and risk of loss and title to the certificate representing shares of Integrity Stock prior to such Effective Time shall pass, only upon proper delivery of such certificates to the Exchange Agent and which shall be in such form and have such other provisions as FNB may reasonably specify). After the Effective Time and upon the proper surrender of certificate(s) representing shares of Integrity Stock to the Exchange Agent, together with a properly completed and duly executed Transmittal Letter, the holder of such certificate(s) shall be entitled to receive in exchange therefor the number of shares of FNB Stock and the cash to which such holder is entitled hereunder (including any cash payments to which such holder is entitled hereunder in respect of rights to receive fractional shares and any dividends or other distributions to which such holder is entitled pursuant to Section 1.7(c)), subject to any required withholding of applicable taxes. Neither FNB nor the Exchange Agent shall be obligated to deliver any of such payments in cash or stock until such holder surrenders the certificate(s) representing such holder’s shares. The certificate(s) so surrendered shall be duly endorsed as the Exchange Agent may require. If there is a transfer of ownership of any shares of Integrity Stock not registered in the transfer records of Integrity, the Merger Consideration shall be issued to the transferee thereof if the certificates representing such Integrity Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of FNB and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Any portion of the Exchange Fund that remains undistributed to the holders of certificates representing Integrity Stock for six months after the Effective Time shall be delivered to FNB, upon demand, and any shareholders of Integrity who have not previously complied with the provisions of this Article I shall thereafter look only to FNB for payment of their claim for FNB Stock and cash and any dividends or distributions with respect to FNB Stock. Any portion of the Exchange Fund remaining unclaimed by holders of Integrity Stock five years after the Effective Time (or such earlier date immediately prior to such time as such portion would otherwise escheat to or become property of any government entity) shall, to the extent permitted by applicable law, become the property of FNB free and clear of any claims or interest of any person previously entitled therein. Any other provision of this Agreement notwithstanding, neither FNB nor the Exchange Agent shall be liable to any holder of shares of Integrity Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property law.

(b) Lost Certificates. Any shareholder of Integrity whose certificate representing shares of Integrity Stock has been lost, destroyed, stolen or otherwise is missing shall be entitled to receive a certificate representing the shares of FNB Stock and/or any cash, including cash in lieu of fractional shares, to which he or she is entitled in accordance with and upon compliance with conditions reasonably imposed by the Exchange Agent or FNB (including, without limitation, a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the Exchange Agent and FNB).

(c) Rights of Former Integrity Shareholders. At the Effective Time, the stock transfer books of Integrity shall be closed as to holders of Integrity Stock immediately prior to the Effective Time and no transfer of Integrity Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 1.7(a) of this Agreement, each certificate theretofore representing shares of Integrity Stock (other than shares to be canceled pursuant to Section 1.4(a) of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration. If, after the Effective Time, certificates representing Integrity Stock are presented to FNB or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I. To the extent permitted by North Carolina law, former shareholders of record of Integrity shall be entitled to vote after the Effective Time at any meeting of shareholders of FNB the number of whole shares of FNB Stock into which their respective shares of Integrity Stock are converted, regardless of whether such holders have exchanged their certificates representing Integrity Stock for certificates representing FNB Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FNB on the FNB Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of FNB Stock to be issued pursuant to the Merger, but beginning at the Effective Time no dividend or other distribution payable to the holders of record of FNB Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Integrity Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 1.7(a) of this Agreement; provided, however, that upon surrender of such Integrity Stock certificate (or compliance with Section 1.7(b) of this Agreement), the FNB Stock certificate, together with all undelivered dividends or other distributions (without interest) and any cash payments to be paid for fractional share interests (without interest), shall be delivered and paid with respect to each share represented by such Integrity Stock certificate.

1.8 Treatment of Integrity Stock Options. (a) At the Effective Time, FNB shall assume each option to purchase Integrity Stock granted and outstanding under the Integrity Financial Corporation 1996 Incentive Stock Option Plan, as amended, the Integrity Financial Corporation 1997 Nonqualified Stock Option Plan, the FGB 1999 Incentive Stock Option Plan, the FGB 1999 Nonstatutory Stock Option Plan, the FGB Stock Option Plan or the Integrity Financial Corporation 1993 Stock Option Plan (collectively, the “Integrity Option Plan”), whether or not then exercisable, in accordance with the terms of the Integrity Option Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time with respect to each such plan or agreement: (i) FNB shall be substituted for Integrity; (ii) the compensation committee of the FNB Board of Directors shall be substituted for the compensation committee of the Integrity Board of Directors administering the Integrity Option Plan; (iii) each stock option granted and outstanding under the Integrity Option Plan may be exercised solely for shares of FNB Stock; (iv) the number of shares of FNB Stock subject to each such stock option shall be the number of whole shares of FNB Stock (omitting any fractional share) determined by multiplying the number of shares of Integrity Stock subject to such stock option immediately prior to the Effective Time by the Exchange Ratio; and (v) the per share exercise price under each such stock option shall be adjusted by dividing the per share exercise price under each such stock option by the Exchange Ratio and rounding up to the nearest cent. In addition, each stock option which is an “incentive stock option” under the Integrity Option Plan shall be adjusted as required by Section 424 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. FNB and Integrity shall take all necessary steps to effectuate the foregoing provisions of this Section 1.8, including appropriate amendments to the Integrity Option Plan if necessary.

(b) As soon as practicable after the Effective Time, FNB shall deliver to each of the participants in the Integrity Option Plan an appropriate notice setting forth such participant’s rights pursuant thereto, and the grants pursuant to the Integrity Option Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 1.8(a) after giving effect to the Merger). At or prior to the Effective Time, FNB shall take all corporate action necessary to reserve for issuance sufficient shares of FNB Stock for delivery upon exercise of the stock options assumed by it in accordance with this Section 1.8. Integrity hereby represents that the Integrity Option Plan in its current form complies with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), as in effect as of the date hereof.

(c) As soon as practicable after the Effective Time, FNB will use its best efforts to cause the shares subject to options granted under the Integrity Option Plan prior to the Effective Time (or any substitute options) to be registered under the Securities Act of 1933, as amended (the “1933 Act”), on a Form S-8 (or equivalent successor form) registration statement.

1.9 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Schell Bray Aycock Abel & Livingston P.L.L.C. in Greensboro, North Carolina, or at such other place as FNB shall designate, on a date mutually agreeable to Integrity and FNB (the “Closing Date”) after the expiration of any and all required waiting periods following the effective date of all required approvals of the Merger by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the North Carolina Commissioner of Banks (the “Commissioner”) and any other governmental or regulatory authorities (as soon as practicable, but in no event to be more than 60 days following the expiration of all such required waiting periods). At the Closing, FNB and Integrity shall take such actions (including, without limitation, the delivery of certain closing documents and the execution of Articles of Merger under North Carolina law) as are required herein and as otherwise shall be required by law to consummate the Merger and cause it to become effective.

1.10 Effective Time. Subject to satisfaction or waiver of all conditions precedent set forth in this Agreement, the Merger shall become effective (the “Effective Time”) on the date and at the time on which Articles of Merger containing the Plan of Merger and the other provisions required by, and executed in accordance with applicable North Carolina and applicable federal law shall have been accepted for filing by the Secretary of State of the State of North Carolina (or such later time as may be specified in the Articles of Merger); provided, however, that unless otherwise mutually agreed upon by the parties hereto, the Effective Time shall in no event be more than ten days following the Closing Date.

1.11 Further Assurances. If at any time after the Effective Time FNB shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of Integrity acquired or to be acquired by reason of, or as a result of, the Merger, Integrity, its subsidiaries and their officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in FNB and otherwise to carry out the purpose of this Agreement, and the officers and directors of FNB are fully authorized and directed in the name of Integrity or otherwise to take any and all such actions.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF INTEGRITY

Except as otherwise specifically provided herein or as “Previously Disclosed” to FNB, Integrity hereby makes the following representations and warranties to FNB. (“Previously Disclosed” shall mean, as to Integrity, the disclosure of information in a letter delivered by Integrity to FNB specifically referring to this Agreement and arranged in sections corresponding to the sections, subsections and items of this Agreement applicable thereto, and which letter has been delivered prior to the execution of this Agreement. Information shall be deemed Previously Disclosed for the purpose of a given section, subsection or item of this Agreement only to the extent that a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.)

2.1 Corporate Organization, Capacity and Authority.

(a) Organization. Integrity is a corporation duly organized and validly existing under the laws of the State of North Carolina and is registered with the Commissioner as a bank holding company and with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(b) Subsidiaries. Integrity has six wholly owned subsidiaries, as Previously Disclosed to FNB, which are sometimes referred to in this Agreement as the subsidiaries of Integrity. Other than the subsidiaries of Integrity

Previously Disclosed to FNB, Integrity has no subsidiaries, direct or indirect, and does not own, directly or indirectly, any stock or other equity interest in any other corporation, service corporation, joint venture, partnership or other entity, except for equity issues reflected in Integrity’s investment portfolio and securities held in a fiduciary capacity.

(c) Organization of Subsidiaries. Each of the subsidiaries of Integrity is duly organized and validly existing under the laws of the state of its organization as Previously Disclosed to FNB, and all of the outstanding capital stock of each subsidiary is owned of record and beneficially, free and clear of all security interests and claims, by Integrity. All of the outstanding shares of capital stock of each of Integrity’s subsidiaries are duly authorized, validly issued, fully paid and nonassessable except, as to CVB and FGB, to the extent of assessability as set forth in N.C. Gen. Stat. § 53-42. Neither CVB nor FGB has received any notice of impairment from the Commissioner pursuant to N.C. Gen. Stat. § 53-42.

(d) Power and Authority. Each of Integrity and its subsidiaries has all requisite power and authority (corporate and other) to own, lease and operate its properties and to carry on its business as it is now being conducted, is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect (as defined herein) on Integrity and its subsidiaries, and, is not transacting business or operating any properties owned or leased by it in violation of any provision of federal, state or local law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on Integrity and its subsidiaries. For purposes of this Article II, “Material Adverse Effect” shall mean: (a) with respect to references to Integrity, any change in the business of Integrity that is or could be materially adverse to the financial condition, results of operations, prospects, business, assets, investments, properties or operations of Integrity, or (b) with respect to references to Integrity and its subsidiaries, any change in the business of Integrity or its subsidiaries that is or could be materially adverse to the financial condition, results of operations, prospects, business, assets, loan portfolio, investments, properties or operations of Integrity and its subsidiaries considered as one enterprise.

(e) Constituent Documents. Integrity has previously delivered to FNB true, accurate and complete copies of the currently effective charter and bylaws or equivalent organizational documents of each of Integrity and its subsidiaries, including all amendments and proposed amendments thereto.

2.2 Capital Stock. The authorized capital stock of Integrity consists of 9,000,000 shares of common stock, $1.00 par value per share, of which 5,237,316 shares are issued and outstanding as of September 16, 2005, and 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. Other than the Integrity Stock, Integrity has no outstanding class of capital stock. Each outstanding share of Integrity Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder. Except as Previously Disclosed to FNB, since December 31, 2004, (i) no cash, stock or other dividend or any other distribution with respect to the capital stock of Integrity or any of its subsidiaries has been declared, set aside or paid, and (ii) no shares of capital stock of Integrity have been purchased, redeemed or otherwise acquired, directly or indirectly, by Integrity and no agreements have been made to make any such purchase, redemption or acquisition.

2.3 Principal Shareholders. Except as Previously Disclosed, there are no persons or entities known to Integrity that own beneficially, directly or indirectly, more than 5% of the outstanding shares of Integrity Stock.

2.4 Convertible Securities, Options, Etc. Except for the Integrity Option Plan and the stock options granted thereunder, Integrity does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Integrity Stock or any other securities of Integrity, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of Integrity Stock or any other securities of Integrity, or (iii) plan, agreement or other arrangement pursuant to which shares of Integrity Stock or any other securities of Integrity or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

2.5 Authorization and Validity of Agreement. This Agreement has been duly and validly approved by Integrity’s Board of Directors. Subject only to approval of the Plan of Merger by the shareholders of Integrity, (i) Integrity has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described herein, (ii) all corporate proceedings and approvals required to be taken to authorize Integrity to enter into this Agreement and to perform its obligations and agreements and to carry out the transactions described herein have been duly and properly taken, and (iii) this Agreement constitutes the valid and binding agreement of Integrity enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (B) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, and (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

2.6 Validity of Transactions; Absence of Required Consents or Waivers. Provided the required approvals of Integrity’s shareholders and of governmental or regulatory authorities are obtained, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by Integrity with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, the Articles of Incorporation or bylaws or the equivalent organizational documents of Integrity or any subsidiary, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which Integrity or any subsidiary is bound or by which it or its business, capital stock or any of its properties or assets may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction or encumbrance upon any of the properties or assets of Integrity or any subsidiary; (iii) violate any applicable federal or state statute, law, rule or regulation, or any judgment, order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body; (iv) result in the acceleration of any obligation or indebtedness of Integrity or any subsidiary; or (v) interfere with or otherwise adversely affect the ability of Integrity to carry on its business as presently conducted, or interfere with or otherwise adversely affect the ability of FNB to carry on such business after the Effective Time. No consents, approvals or waivers are required to be obtained from any person or entity in connection with Integrity’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of Integrity’s shareholders as described in Section 7.1(a) below and of governmental or regulatory authorities as described in Section 7.1(d) below and approvals previously obtained.

2.7 Books and Records. The books of account of each of Integrity and its subsidiaries have been fully, properly and accurately maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books of account are complete and reflect accurately in all material respects Integrity’s and its subsidiaries’, respectively, items of income and expense and all of its assets, liabilities and shareholders’ equity and reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of Integrity and its subsidiaries. The minute books of each of Integrity and its subsidiaries accurately reflect in all material respects the corporate actions which its respective shareholders and board of directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to FNB and its representatives.

2.8 Regulatory Reports. Since January 1, 2001, Integrity and each of its subsidiaries has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the Commissioner and (iv) any other governmental or regulatory authorities having jurisdiction over Integrity or its subsidiaries except to the extent that failure to file such reports, registrations and statements would not have a Material Adverse Effect on Integrity and its subsidiaries. All such reports, registrations and statements filed by Integrity or a subsidiary with the Federal Reserve Board, FDIC, the Commissioner or other such regulatory authority are collectively referred to herein as the “Integrity Reports.” As of their respective dates, the Integrity Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and neither Integrity nor its subsidiaries has been notified that any such Integrity Reports were deficient as to form or content. Following the date of this Agreement, Integrity shall deliver to FNB, simultaneous with the filing thereof, a copy of each report, registration, statement or other regulatory filing made thereafter by Integrity or its subsidiaries, with the FDIC, the Commissioner or any other such regulatory authority.

2.9 SEC Filings; Financial Statements.

(a) SEC Filings. Integrity has filed and made available to FNB all forms, reports and documents required to be filed by Integrity with the Securities and Exchange Commission (the “SEC”) since December 31, 2001 (collectively, the “Integrity SEC Reports”). The Integrity SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Integrity SEC Reports or necessary in order to make the statements in such Integrity SEC Reports, in light of the circumstances under which they were made, not misleading.

(b) Financial Statements. Integrity has filed with the SEC and made available to FNB the following financial statements (collectively, the “Integrity Financial Statements”): (i) its consolidated balance sheets as of December 31, 2004 and 2003 and its consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2004, 2003 and 2002, together with notes thereto, all as audited by Dixon Hughes PLLC, independent registered public accountants; and (ii) its balance sheets as of June 30, 2005 and 2004, and the related statements of income for the six-month periods then ended. Following the date of this Agreement, Integrity promptly will deliver to FNB all other annual or interim financial statements prepared by or for Integrity. The Integrity Financial Statements (including any related notes and schedules thereto) (x) are in accordance with Integrity’s books and records, and (y) except as stated therein, were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and present fairly Integrity’s consolidated financial condition, assets and liabilities, results of operations, changes in shareholders’ equity and changes in cash flows as of the dates indicated and for the periods specified therein subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein, which adjustments will not be material in amount or effect.

2.10 Tax Returns and Other Tax Matters. (i) Integrity and each of its subsidiaries has timely filed or caused to be filed, or obtained proper extensions of time for filing, all federal, state and local income tax returns and reports which are required by law to have been filed, and all such returns and reports were true, correct and complete in all material respects and contained all material information required to be contained therein; (ii) all federal, state and local income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other taxes (including interest and penalties), charges and assessments which have become due from or been assessed or levied against Integrity, any subsidiary or their respective properties have been fully paid or, if not yet due, a reserve or accrual which is reasonably believed by the management of Integrity to be adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes is reflected on the Integrity Financial Statements; (iii) tax returns and reports of Integrity and its subsidiaries have not been subject to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue in the last seven years and neither Integrity nor any subsidiary has received any indication of the pendency of any audit or examination in connection with any such tax return or report or has any knowledge that any such return or report is subject to adjustment; (iv) neither Integrity nor any subsidiary has executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax; (v) no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any governmental authority with respect to Integrity and its subsidiaries; (vi) neither Integrity nor any of its subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder; (vii) neither Integrity nor any of its subsidiaries (A) has agreed, or is required, to make any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign law or has any knowledge that a governmental authority has proposed any such adjustment or change in accounting method with respect to Integrity or its subsidiaries or (B) has any application pending with any governmental authority requesting permission for any change in accounting method; and (viii) neither Integrity nor any of its subsidiaries is required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period or portion thereof beginning on or after the Closing Date as a result of (A) a change in method of accounting for a taxable period beginning prior to the Closing Date, (B) any “closing agreement,” as described in Section 71 of the Code, or any corresponding provision of state, local or foreign law, executed on or before the Closing Date, (C) any sale reported on the installment method where such sale occurred on or prior to the Closing Date, (D) any prepaid amount received by Integrity or any of its subsidiaries on or prior to the Closing Date of (E) any intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code or any corresponding provision of state, local or foreign law.

2.11 Absence of Material Adverse Changes or Certain Other Events.

(a) Since December 31, 2004, Integrity and each of its subsidiaries has conducted its respective business only in the ordinary course, and there has been no Material Adverse Effect, and there has occurred no event or development and there currently exists no condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in a Material Adverse Effect, on Integrity and its subsidiaries.

(b) Since December 31, 2004, and other than in the ordinary course of its business, neither Integrity nor any subsidiary has incurred any material liability or engaged in any material transaction or entered into any material agreement, increased the salaries, compensation or general benefits payable to its employees, suffered any loss, destruction or damage to any of its respective properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease. For purposes of this Section 2.11(b), “material” means material to Integrity and its subsidiaries considered as one enterprise.

2.12 Absence of Undisclosed Liabilities. Neither Integrity nor any subsidiary has any liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including, without limitation, tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the Integrity Financial Statements, or (ii) obligations or liabilities incurred in the ordinary course of its business since December 31, 2004 and which are not, individually or in the aggregate, material to Integrity and its subsidiaries considered as one enterprise. No facts or circumstances exist that could reasonably be expected to serve as the basis for any other liabilities of Integrity or any subsidiary. Without limiting the generality of the foregoing, no agreement pursuant to which any loans or other assets have been or shall be sold by Integrity or any of its subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by Integrity or its subsidiaries, to cause Integrity or its subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Integrity or its subsidiaries. To the best knowledge and belief of management of Integrity, there has been no material breach of a representation or covenant by Integrity or its subsidiaries in any such agreement.

2.13 Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to the best knowledge and belief of management of Integrity, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any governmental or regulatory authority, which currently exist or are ongoing, pending or, to the best knowledge and belief of management of Integrity, threatened, contemplated or probable of assertion, against, relating to or otherwise affecting Integrity, any subsidiary or any of their respective properties, assets or employees which, if determined adversely, could result in liability on the part of Integrity or any subsidiary for, or subject Integrity or any subsidiary to, material monetary damages, fines or penalties or an injunction, or which could have a Material Adverse Effect on Integrity and its subsidiaries or on Integrity’s ability to consummate the Merger.

(b) Except for such licenses, permits, orders, authorizations or approvals (“Permits”) the absence of which would not have a Material Adverse Effect on Integrity or its subsidiaries, each of Integrity and its subsidiaries has all Permits of any federal, state, local or foreign governmental or regulatory body that are material to or necessary for the conduct of its respective business or to own, lease and operate its respective properties. Except as would not have a Material Adverse Effect on Integrity and its subsidiaries, all such Permits are in full force and effect and no violations are or have been recorded in respect of any such Permits. No proceeding is pending or, to the best knowledge and belief of management of Integrity, threatened or probable of assertion to suspend, cancel, revoke or limit any Permit.

(c) Except as Previously Disclosed to FNB, neither Integrity nor any subsidiary is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any regulatory or other governmental authority (including, without limitation, the Federal Reserve Board, the FDIC or the Commissioner) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or otherwise; there are no judgments, orders, stipulations, injunctions, decrees or awards against Integrity or any subsidiary that in any manner limit, restrict, regulate, enjoin or prohibit any present or past business or practice of Integrity or any subsidiary; and neither Integrity nor any subsidiary has been advised or has any reason to believe that any regulatory or other governmental authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree or award.

(d) Neither Integrity nor any subsidiary is in violation or default under, and each has complied with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions or decrees of any court or federal, state, municipal or other governmental or regulatory authority having jurisdiction or authority over it or its business operations, properties or assets (including, without limitation, all provisions of North Carolina law relating to usury, the Consumer Credit Protection Act, and all other laws and regulations applicable to extensions of credit) except for any such violation, default or noncompliance as does not or would not have a Material Adverse Effect on Integrity and its subsidiaries, and, to the best knowledge and belief of management of Integrity, there is no basis for any claim by any person or authority for compensation, reimbursement or damages or otherwise for any violation of any of the foregoing.

2.14 Real Properties. Integrity has Previously Disclosed to FNB a listing of all real property owned or leased by Integrity or any subsidiary (the “Real Property”) and all leases pertaining to any such Real Property to which Integrity or any subsidiary is a party (the “Real Property Leases”). With respect to all Real Property, Integrity or any subsidiary has good and marketable fee simple title to, or a valid and subsisting leasehold interest in, such Real Property and owns the same free and clear of all mortgages, liens, leases, encumbrances, title defects and exceptions to title other than (i) the lien of current taxes not yet due and payable, and (ii) such imperfections of title and restrictions, covenants and easements (including utility easements) which do not materially affect the value of the Real Property and which do not and will not materially detract from, interfere with or restrict the present or future use of the properties subject thereto or affected thereby. With respect to each Real Property Lease (i) such lease is valid and enforceable in accordance with its terms, (ii) there currently exists no circumstance or condition which constitutes an event of default by Integrity or any subsidiary (as lessor or lessee) or its respective lessor or which, with the passage of time or the giving of required notices will or could constitute such an event of default, and (iii) subject to any required consent of Integrity’s lessor, each such Real

Property Lease may be assigned to FNB and the execution and delivery of this Agreement does not constitute an event of default thereunder. The Real Property complies with all applicable federal, state and local laws, regulations, ordinances or orders of any governmental authority, including those relating to zoning, building and use permits, except for such noncompliance as does not or would not have a Material Adverse Effect on Integrity and its subsidiaries, and the Real Property may be used under applicable zoning ordinances for commercial banking facilities as a matter of right rather than as a conditional or nonconforming use. All improvements and fixtures included in or on the Real Property are in good condition and repair, ordinary wear and tear excepted, and there does not exist any condition which materially adversely affects the economic value thereof or materially adversely interferes (or will interfere after the Merger) with the contemplated use thereof.

2.15 Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on the books and records of Integrity and its subsidiaries (i) have resulted from bona fide business transactions in the ordinary course of operations of Integrity and its subsidiaries, (ii) were made in accordance with the standard loan policies and procedures of Integrity and its subsidiaries, and (iii) are owned by Integrity or a subsidiary free and clear of all liens, encumbrances, assignments, participation or repurchase agreements or other exceptions to title or to the ownership or collection rights of any other person or entity.

(b) All of the records of Integrity and its subsidiaries regarding all outstanding loans, accounts, notes and other receivables, and all other real estate owned, are accurate in all material respects, and, with respect to such loans the loan documentation of which indicate are secured by any real or personal property or property rights (“Loan Collateral”), such loans are in all material respects secured by valid, perfected and enforceable liens on all such Loan Collateral having the priority described in the records of such loan. Neither Integrity nor any subsidiary has engaged in any form of indirect lending and no such indirect loans are outstanding.

(c) To the best knowledge and belief of management of Integrity, each loan reflected as an asset on the books of Integrity and its subsidiaries and each guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon, and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

(d) Integrity has Previously Disclosed to FNB (i) a written listing of each loan, extension of credit or other asset of Integrity or any subsidiary which, as of December 31, 2004, is classified by the FDIC or the Commissioner as “Loss,” “Doubtful,” “Substandard” or “Special Mention” (or otherwise by words of similar import), or which it has designated as a special asset or for special handling or placed on any “watch list” because of concerns regarding the ultimate collectibility or deteriorating condition of such asset or any obligor or Loan Collateral therefor, and (ii) a written listing of each loan or extension of credit that, as of December 31, 2004, was past due as to the payment of principal or interest or both, or as to which any obligor thereon (including the borrower or any guarantor) otherwise was in default, is the subject of a proceeding in bankruptcy or otherwise has indicated any inability or intention not to repay such loan or extension of credit. Each such listing is accurate and complete in all material respects as of the date indicated.

(e) As of December 31, 2004, Integrity’s, or any subsidiary’s, reserve for possible loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable requirements, rules and policies of the FDIC and the Commissioner and, in the best judgment of management of Integrity, (i) is reasonable in view of the size and character of its loan portfolio, current economic conditions and other relevant factors, and (ii) is adequate to provide for losses relating to or the risk of loss inherent in its loan portfolio. At December 31, 2004, Integrity’s Loan Loss Reserve was $10,416,195 and at June 30, 2005, Integrity’s Loan Loss Reserve was $8,099,563.

2.16 Securities Portfolio and Investments; Risk Management Instruments. Except as Previously Disclosed, all securities owned by Integrity or any subsidiary (whether owned of record or beneficially) are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory, which would materially impair the ability of Integrity or any subsidiary to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which Integrity or any subsidiary is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” to which Integrity or any subsidiary has “purchased” securities under agreement to resell, Integrity or such subsidiary has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed that is secured by such collateral. Except for fluctuations in the market values of its investment securities, since December 31, 2004, there has been no significant deterioration or material adverse change in the quality, or any material decrease in the value, of Integrity’s securities portfolio as a whole. Neither Integrity nor any of its subsidiaries is a party or has agreed to enter into an exchange trade or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on Integrity’s consolidated statement of financial condition and is a derivatives contract (including various combinations thereof) nor does Integrity or any of its subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

2.17 Personal Property and Other Assets. All tangible personal property of Integrity or any subsidiary material to the business operations of Integrity and such subsidiary (including, without limitation, all banking equipment, data processing equipment, vehicles, and all other tangible personal property located in any office of or used by Integrity or such subsidiary in the operation of its business) is owned or leased by Integrity or such subsidiary free and clear of all liens, encumbrances, leases, title defects or exceptions to title other than such as are not material in character, amount or extent, and which do not materially detract from the value of, or interfere with the present or future use or ability to convey, the property subject thereto or affected thereby. All of Integrity or any subsidiary’s tangible personal property material to its business is in good operating condition and repair, ordinary wear and tear excepted.

2.18 Patents and Trademarks. Integrity and its subsidiaries own, possess or have the right to use any and all patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary and other confidential information necessary to conduct their business as now conducted; and neither Integrity nor any subsidiary has violated, and currently is not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity.

2.19 Environmental Matters.

(a) Integrity has Previously Disclosed to FNB copies of all written reports, correspondence, notices or other materials, if any, in its or any subsidiary’s possession pertaining to environmental surveys or assessments of the Real Property or any of its Loan Collateral and any improvements thereon, or to any violation of “Environmental Laws” (as defined below) on, affecting or otherwise involving the Real Property or any Loan Collateral.

(b) There has been no presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any “Hazardous Substances” (as defined below) by any person prior to the date hereof on, from or relating to the Real Property or, to the best knowledge and belief of management of Integrity, the Loan Collateral, which constitutes a violation of any Environmental Laws.

(c) Neither Integrity nor any subsidiary has violated any federal, state or local law, rule, regulation, order, permit or other requirement relating to health, safety or the environment or imposing liability, responsibility or standards of conduct applicable to environmental conditions, and there has been no violation of any

Environmental Laws (as defined in Section 2.19(f) below) (including, to the best knowledge and belief of management of Integrity, any violation with respect to or relating to any Loan Collateral) by any other person or entity for whose liability or obligation with respect to any particular matter or violation Integrity or any subsidiary is or may be responsible or liable, except to the extent any violations of which, when taken as a whole, would not have a Material Adverse Effect on Integrity or its subsidiaries.

(d) Neither Integrity nor any subsidiary is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the Real Property or, to the best knowledge and belief of management of Integrity, any Loan Collateral by any person or entity.

(e) No facts, events or conditions relating to the Real Property or, to the best knowledge and belief of management of Integrity, any Loan Collateral, or the operations of Integrity or any subsidiary, will prevent, hinder or limit continued compliance with Environmental Laws, or give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

(f) For purposes of this Agreement, “Environmental Laws” shall include:

(i) all federal, state and local statutes, regulations, ordinances, orders, decrees, and similar provisions having the force or effect of law,

(ii) all contractual agreements, and

(iii) all common law

concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all standards of conduct and bases of obligations relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control, emergency removal, clean-up or remediation of any Hazardous Substances (including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendment and Reauthorization Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, any “Superfund” or “Superlien” law, the Americans with Disabilities Act, and the Occupational Safety and Health Act), as such may now or at any time hereafter be defined or in effect.

(g) For purposes of this Agreement, “Hazardous Substances” shall include hazardous, toxic or otherwise regulated materials, substances or wastes; chemical substances or mixtures; pesticides; pollutants; contaminants; toxic chemicals; oil or other petroleum products, byproducts, or constituents (including but not limited to crude oil, diesel oil, fuel oil, gasoline, lubrication oil, oil refuse, oil mixed with other waste, oil sludge, and all other liquid hydrocarbons regardless of specific gravity); asbestos or asbestos containing material; flammable explosives; polychlorinated biphenyls (“PCBs”) or any material containing PCBs; radioactive materials; biological micro organisms, viruses, fungi, spores; environmental tobacco smoke; radon or radon gas; formaldehyde or any material containing formaldehyde; fumigants; any material or substance comprising or contributing to conditions known as “sick building syndrome,” “building-related illness” or similar conditions or exposures; and/or any hazardous, toxic, regulated or dangerous waste, substance or material defined as such by the United States Environmental Protection Agency or any other federal, state or local governmental agency or political subdivision thereof, or for the purpose of or by any Environmental Laws, as now or at any time hereafter may be in effect.

2.20 Brokerage or Finders’ Commissions. All negotiations relative to this Agreement and the transactions described herein have been carried on by Integrity or its representatives, including McColl Partners, LLC (“McColl Partners”), directly with FNB or its representatives. No person or firm other than McColl Partners has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, Integrity or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein.

2.21 Material Contracts.

(a) Except as Previously Disclosed, neither Integrity nor any subsidiary is a party to or bound by any agreement, other than loans made in the ordinary course of business, (i) involving money or other property in an amount or with a value in excess of $50,000, (ii) which calls for the provision of goods or services to Integrity or any subsidiary and cannot be terminated without material penalty upon written notice to the other party thereto, (iii) which is material to Integrity or any subsidiary and was not entered into in the ordinary course of business, (iv) which involves hedging, options or any similar trading activity, or interest rate exchanges or swaps, (v) which commits Integrity or any subsidiary to extend any loan or credit (with the exception of letters of credit, lines of credit and loan commitments extended in the ordinary course of a subsidiary’s business), (vi) which involves the purchase or sale of any assets of Integrity or any subsidiary, or the purchase, sale, issuance, redemption or transfer of any capital stock or other securities of Integrity or any subsidiary, or (vii) with any director, officer or principal shareholder of Integrity or any subsidiary (including, without limitation, any consulting agreement, but not including any agreement relating to loans or other banking services which were made in the ordinary course of its business and on substantially the same terms and conditions as were prevailing at that time for similar agreements with unrelated persons).

(b) Neither Integrity nor any subsidiary is in default, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute such a default, under any contract, lease, insurance policy, commitment or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits.

2.22 Employment Matters; Employee Relations.

(a) Each of Integrity and its subsidiaries (i) has paid in full to or accrued on behalf of all its respective directors, officers and employees all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services rendered, including all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services performed by them to the date of this Agreement and all vacation pay, sick pay, severance pay and other amounts promised to the extent required by law or its existing policies or practices, and (ii) is in compliance in all material respects with all applicable federal, state and local laws, statutes, rules and regulations with regard to employment and employment practices, terms and conditions, and wages and hours and other compensation matters; and no person has, to the best knowledge and belief of management of Integrity, asserted that Integrity or any subsidiary is liable in any amount for any arrearages in wages or employment taxes or for any penalties for failure to comply with any of the foregoing.

(b) There is no action, suit or proceeding by any person pending or, to the best knowledge and belief of management of Integrity, threatened against Integrity or any subsidiary (or their employees), involving employment discrimination, harassment, wrongful discharge or similar claims. Neither Integrity nor any subsidiary is a party to or bound by any collective bargaining agreement with any of its employees, any labor union or any other collective bargaining unit or organization. There is no pending or threatened labor dispute, work stoppage or strike involving Integrity, any subsidiary, or any of their employees, or any pending or threatened proceeding in which it is asserted that Integrity or any subsidiary has committed an unfair labor practice; and, neither Integrity nor any subsidiary is aware of any activity involving it or any of its employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

2.23 Employment Agreements; Employee Benefit Plans.

(a) Integrity has Previously Disclosed to FNB a true and complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans; all employment and severance contracts; all medical, dental, health, and life insurance plans; all vacation, sickness and other leave plans, disability and death benefit plans; and all other employee benefit plans, contracts, or arrangements maintained or contributed to by Integrity or any subsidiary for the benefit of any employees, former employees, directors, former directors or any of their beneficiaries (collectively, the “Plans”). True and complete copies of all Plans, including, but not limited to, any trust instruments or insurance contracts, if any, forming a part thereof, and all amendments thereto, previously have been supplied to FNB. Neither Integrity nor any subsidiary maintains, sponsors, contributes to or otherwise participates in any “Employee Benefit Plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “Multiemployer Plan” within the meaning of Section 3(37) of ERISA, or any “Multiple Employer Welfare Arrangement” within the meaning of Section 3(40) of ERISA. Each Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code, has received or applied for a favorable determination letter from the IRS and Integrity is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter. All reports and returns with respect to the Plans (and any Plans previously maintained by Integrity or any subsidiary) required to be filed with any governmental department, agency, service or other authority, including, without limitation, Internal Revenue Service Form 5500 (Annual Report), have been properly and timely filed.

(b) All “Employee Benefit Plans” maintained by or otherwise covering employees or former employees of Integrity or any subsidiary currently are, and at all times have been, in compliance with all provisions and requirements of ERISA except those the noncompliance of which, when taken as a whole, would not have a Material Adverse Effect on Integrity or its subsidiaries. There is no pending or threatened litigation relating to any Plan or any such Plan previously maintained by Integrity or any subsidiary. Neither Integrity nor any subsidiary has engaged in a transaction with respect to any Plan that has subjected it, or absent the exemption under which the transaction was effected, would subject it to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) Integrity has delivered to FNB a true, correct and complete copy (including copies of all amendments thereto) of each of its retirement plans that is intended to be qualified under Section 401(a) of the Code (collectively, the “Retirement Plans”), together with true, correct and complete copies of the summary plan descriptions relating to the Retirement Plans, the most recent determination letters received from the IRS regarding the Retirement Plans, and the most recent Annual Reports (Form 5500 series) and related schedules, if any, for the Retirement Plans. The Retirement Plans are qualified under the provisions of Section 401(a) of the Code, the trusts under the Retirement Plans are exempt trusts under Section 501(a) of the Code, and determination letters have been issued or applied for with respect to the Retirement Plans to said effect, including determination letters covering the current terms and provisions of the Retirement Plans. There are no issues relating to said qualification or exemption of the Retirement Plans currently pending before the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any court. The Retirement Plans and the administration thereof meet (and have met since the establishment of the Retirement Plans) the requirements of ERISA, the Code and all other laws, rules and regulations applicable to the Retirement Plans and do not violate (and since the establishment of the Retirement Plans have not violated) any of the provisions of ERISA, the Code and such other laws, rules and regulations, except to the extent such violation, when taken as a whole, would not have a Material Adverse Effect on Integrity or its subsidiaries. Without limiting the generality of the foregoing, all reports and returns with respect to the Retirement Plans required to be filed with any governmental department, agency, service or other authority have been properly and timely filed. There are no disputes or unresolved disagreements with respect to the Retirement Plans or the administration thereof currently existing between Integrity, any subsidiary or any trustee or other fiduciary thereunder, and any governmental agency, any current or former employee of Integrity, any subsidiary or beneficiary of any such employee or any other person or entity. No “reportable event” within the meaning of Section 4043(b) of ERISA has occurred at any time with respect to the Retirement Plans, other than those, when taken as a whole, that would not have a Material Adverse Effect on Integrity or its subsidiaries.

(d) No liability under subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Integrity or any subsidiary with respect to the Retirement Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by Integrity or any subsidiary. Neither Integrity nor any subsidiary has ever contributed to a “Multiemployer Plan.” All contributions required to be made pursuant to the terms of each of the Plans (including without limitation the Retirement Plans and any other “pension plan” (as defined in Section 3(2) of ERISA, provided such plan is intended to qualify under the provisions of Section 401(a) of the Code) maintained by Integrity or any subsidiary has been timely made. Neither the Retirement Plans nor any other “pension plan” maintained by Integrity or any subsidiary has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither Integrity nor any subsidiary has provided, and is not required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under the Retirement Plans and any other “pension plan” maintained by Integrity or any subsidiary as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of any such plan since the last day of the most recent plan year.

(e) None of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated hereby, except as Previously Disclosed to FNB, (i) entitle any employees of Integrity or any of its subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any plan or agreement, (iii) result in any breach or violation of, or a default under, any plan or agreement; (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) result in any payment to any person (including, without limitation, any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any plan or agreement to any director, officer, employee or consultant, (vi) increase any benefits otherwise payable under any plan or agreement, or (vii) result in any acceleration of the time of payment or vesting of any such benefit.

2.24 Insurance. Integrity has in effect a “financial institutions bond” and such other policies of general liability, casualty, directors and officers liability, employee fidelity, errors and omissions and other property and liability insurance as have been Previously Disclosed to FNB (the “Policies”). The Policies provide coverage in such amounts and against such liabilities, casualties, losses or risks as is required by applicable law or regulation; and, in the judgment of management of Integrity, the insurance coverage provided under the Policies is reasonable and adequate in all respects for Integrity and its subsidiaries. Each of the Policies is in full force and effect and is valid and enforceable in accordance with its terms, and is underwritten by an insurer of recognized financial responsibility that is qualified to transact business in North Carolina; and Integrity and its subsidiaries have taken all requisite actions (including the giving of required notices) under each such Policy to preserve all rights thereunder with respect to all matters. Neither Integrity nor any subsidiary is in default under the provisions of, has received notice of cancellation or nonrenewal of or any premium increase on, or has any knowledge of any failure to pay any premium on or any inaccuracy in any application for any Policy. There are no pending claims under any Policy, and Integrity has no knowledge of any facts or of the occurrence of any event that is reasonably likely to result in any such claim.

2.25 Insurance of Deposits. CVB and FGB are “insured institutions” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. The deposits of each depositor in CVB or FGB are insured by the FDIC to the maximum amount provided by law, all deposit insurance premiums due from CVB or FGB to the FDIC have been paid in full in a timely fashion, and, to the best knowledge and belief of management of Integrity, no proceedings have been commenced or are contemplated by the FDIC or otherwise to terminate such insurance.

2.26 Compensation; Stock Ownership. Integrity has Previously Disclosed (i) the name and current salary or wage rate for each present employee of Integrity or its subsidiaries, (ii) the name of and number of shares of Integrity Stock beneficially owned by each of the directors and officers of Integrity and by any person or entity known to Integrity to own beneficially 5% or more of Integrity Stock, and (iii) the name, number and vesting schedule of outstanding options and restricted stock awards held by each person to whom a stock option or restricted stock award has been granted and currently is outstanding under any stock option or other plan of Integrity, including, without limitation, the Integrity Option Plan.

2.27 Affiliates. Integrity will deliver to FNB within 15 days of the date hereof a listing of those persons deemed by Integrity and its counsel as of the date of this Agreement to be “Affiliates” of Integrity as that term is defined in Rule 405 promulgated under the 1933 Act, including persons, trusts, estates or other entities related to persons deemed to be Affiliates of Integrity.

2.28 State Takeover Laws. Integrity has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable “moratorium,” “control share,” “fair price,” “business combination,” or other anti-takeover laws and regulations of the State of North Carolina (collectively, “Takeover Laws”).

2.29 Obstacles to Regulatory Approval or Tax Treatment. To the best knowledge and belief of management of Integrity, there exists no fact or condition relating to Integrity or any subsidiary that may reasonably be expected to (i) prevent, impede or delay FNB or Integrity from obtaining the regulatory approvals required to consummate transactions described herein, or (ii) prevent the Merger from qualifying to be a tax-free reorganization under Section 368(a)(1)(A) of the Code; and, if any such fact or condition becomes known to Integrity, Integrity shall promptly (and in any event within three days after obtaining such knowledge) communicate such fact or condition to the President of FNB.

2.30 Disclosure. To the best knowledge and belief of management of Integrity, no written statement, certificate, schedule, list or other written information furnished by or on behalf of Integrity at any time to FNB in connection with this Agreement (including without limitation the statements contained herein), when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by Integrity to FNB is or will be a true and complete copy of such document, unmodified except by another document delivered by Integrity.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF FNB

Except as otherwise specifically described herein or as “Previously Disclosed” to Integrity, FNB hereby makes the following representations and warranties to Integrity. (“Previously Disclosed” shall mean, as to FNB, the disclosure of information in a letter delivered by FNB to Integrity specifically referring to this Agreement and arranged in sections corresponding to the sections, subsections and items of this Agreement applicable thereto, and which letter has been delivered prior to the execution of this Agreement. Information shall be deemed Previously Disclosed for the purpose of a given section, subsection or item of this Agreement only to the extent a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.)

3.1 Corporate Organization, Capacity and Authority.

(a) Organization. FNB is a corporation duly organized and validly existing under the laws of the State of North Carolina and is registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(b) Subsidiaries. FNB has two wholly owned subsidiaries, First National Bank and Trust Company, a national banking corporation (“First National”), and Dover Mortgage Company, a North Carolina corporation (“Dover”). First National has one wholly owned subsidiary, First National Investor Services, Inc., a North Carolina corporation (“FNIS”). First National, Dover and FNIS are sometimes referred to as the subsidiaries of FNB. Other than First National, Dover and FNIS, FNB has no subsidiaries, direct or indirect, and does not own, directly or indirectly, any stock or other equity interest in any other corporation, service corporation, joint venture, partnership or other entity, except for equity issues reflected in First National’s investment portfolio and securities held in a fiduciary capacity.

(c) Organization of Subsidiaries. First National is duly organized and validly existing under the laws of the United States. Each of Dover and FNIS is duly organized and validly existing under the laws of the State of North Carolina. Except as Previously Disclosed, all of the outstanding capital stock of each such subsidiary is owned of record and beneficially, free and clear of all security interests and claims, by FNB or First National. All of the outstanding shares of capital stock of each of FNB’s subsidiaries are duly authorized, validly issued, fully paid and nonassessable.

(d) Power and Authority. Each of FNB and its subsidiaries has all requisite power and authority (corporate and other) to own, lease and operate its properties and conduct its business as now being conducted, is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect (as defined herein) on FNB and its subsidiaries, and is not transacting business, or operating any properties owned or leased by it, in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on FNB and its subsidiaries. For purposes of this Article III, “Material Adverse Effect” shall mean: (a) with respect to references to FNB, any change in the business of FNB that is or could be materially adverse to the financial condition, results of operations, prospects, business, assets, investments, properties or operations of FNB, or (b) with respect to references to FNB and its subsidiaries, any change in the business of FNB or its subsidiaries that is or could be materially adverse to the financial condition, results of operations, prospects, business, assets, loan portfolio, investments, properties or operations of FNB and its subsidiaries considered as one enterprise.

(e) Constituent Documents. FNB has previously delivered to Integrity true, accurate and complete copies of the currently effective charter and bylaws or equivalent organizational documents of each of FNB and its subsidiaries, including all amendments and proposed amendments thereto.

3.2 Capital Stock. The authorized capital stock of FNB consists of 10,000,000 shares of FNB Stock, of which 5,622,060 shares are issued and outstanding as of September 16, 2005, and 200,000 shares of preferred stock, par value $10.00 per share, of which no shares are issued and outstanding. Each outstanding share of FNB Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder. Subject to required shareholder approval and the filing of Articles of Amendment with the Secretary of State of North Carolina to increase the amount of authorized FNB Stock, the shares of FNB Stock issued to Integrity’s shareholders pursuant to this Agreement, when issued as described herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be issued in compliance with applicable federal and state securities laws.

3.3 Convertible Securities, Options, Etc. Except as Previously Disclosed, FNB does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of FNB Stock or any other securities of FNB, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of FNB Stock or any other securities of FNB, or (iii) plan, agreement or other arrangement pursuant to which shares of FNB Stock or any other securities of FNB, or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

3.4 Authorization and Validity of Agreement. This Agreement has been duly and validly approved by FNB’s Board of Directors. Subject to required shareholder approval and the filing of Articles of Amendment with the Secretary of State of North Carolina to increase the amount of authorized FNB Stock, (i) FNB has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described herein, (ii) all corporate proceedings and approvals required to be taken to authorize FNB to enter into this Agreement and to perform its respective obligations and agreements and to carry out the transactions described herein have been duly and properly taken, and (iii) this Agreement constitutes the valid and binding agreement of FNB enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (B) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, and (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

3.5 Validity of Transactions; Absence of Required Consents or Waivers. Provided the required approvals of governmental or regulatory authorities and shareholders are obtained and the filing of Articles of Amendment with the Secretary of State of North Carolina to increase the amount of authorized FNB Stock is completed, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by FNB with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, the Articles of Incorporation or bylaws or the equivalent organizational documents of FNB or any subsidiary, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which FNB or any subsidiary, is bound or by which it, its business, capital stock or any of its properties or assets may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction or encumbrance upon any of the properties or assets of FNB or any subsidiary; (iii) violate any applicable federal or state statute, law, rule or regulation, or any order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body; (iv) result in the acceleration of any obligation or indebtedness of FNB or any subsidiary; or (v) interfere with or otherwise adversely affect FNB’s ability to carry on its business as presently conducted. No consents, approvals or waivers are required to be obtained from any governmental or regulatory authority in connection with FNB’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of governmental or regulatory authorities described in Section 7.1(d) below and approvals previously obtained.

3.6 Books and Records. The books of account of FNB and its subsidiaries have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books of account are complete and reflect accurately in all material respects FNB’s and its subsidiaries’, respectively, items of income and expense and all of its assets, liabilities and shareholders’ equity. The minute books of each of FNB and its subsidiaries accurately reflect in all material respects the corporate actions which its respective shareholders and board of directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to Integrity and its representatives.

3.7 Regulatory Reports. Since January 1, 2001, FNB and its subsidiaries have filed all reports, registrations and statements, together with any amendments that were required to be made with respect thereto, that were required to be filed with the Federal Reserve Board, the FDIC, the Office of the Comptroller of the Currency (“OCC”) and any other governmental or regulatory authorities having jurisdiction over FNB or its subsidiaries except to the extent that failure to file such reports, registrations and statements would not have a Material Adverse Effect on FNB and its subsidiaries. All such reports and statements filed with the Federal Reserve Board, the FDIC, the OCC or other such regulatory authority are collectively referred to herein as the “FNB Reports.” As of their respective dates, the FNB Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and, FNB has not been notified that any such FNB Reports were deficient in any material respect as to form or content. Following the date of this Agreement, FNB shall deliver to Integrity upon its request a copy of any report, registration, statement or other regulatory filing made by FNB or its subsidiaries with the Federal Reserve Board, the FDIC, the OCC or any other such regulatory authority.

3.8 SEC Filings; Financial Statements.

(a) SEC Filings. FNB has filed and made available to Integrity all forms, reports, and documents required to be filed by FNB with the SEC since December 31, 2001 (collectively, the “FNB SEC Reports”). The FNB SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such FNB SEC Reports or necessary in order to make the statements in such FNB SEC Reports, in light of the circumstances under which they were made, not misleading.

(b) Financial Statements. FNB has filed with the SEC and made available to Integrity the following financial statements (collectively, the “FNB Financial Statements”): (i) its consolidated balance sheets as of December 31, 2004 and 2003 and its consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2004, 2003 and 2002, together with notes thereto; and (ii) its balance sheets as of June 30, 2005 and 2004, and the related statements of income for the six-month periods then ended. Following the date of this Agreement, FNB promptly will deliver to Integrity all other annual or interim financial statements prepared by or for FNB. The FNB Financial Statements (including any related notes and schedules thereto) (i) are in accordance with FNB’s books and records, and (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and present fairly FNB’s consolidated financial condition, assets and liabilities, results of operations, changes in shareholders’ equity and changes in cash flows as of the dates indicated and for the periods specified therein subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein, which adjustments will not be material in amount or effect. FNB’s consolidated balance sheet as of December 31, 2004 and its consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2004 have been audited by Dixon Hughes PLLC, independent registered public accountants. Its consolidated balance sheet as of December 31, 2003 and its consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2003 and 2002 have been audited by KPMG LLP, independent registered public accountants.

3.9 Tax Returns and Other Tax Matters. (i) Each of FNB and its subsidiaries has timely filed or caused to be filed, or obtained proper extensions of time for filing, all federal, state and local income tax returns and reports which are required by law to have been filed, and all such returns and reports were true, correct and complete in all material respects and contained all material information required to be contained therein; (ii) all federal, state and local income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other taxes (including interest and penalties), charges and assessments which have become due from or been assessed or levied against FNB, its subsidiaries or their respective properties have been fully paid or, if not yet due, a reserve or accrual which is reasonably believed by the management of FNB to be adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes is reflected on the FNB Financial Statements; (iii) tax returns and reports of FNB and its subsidiaries have not been subject to audit by the IRS or the North Carolina Department of Revenue in the last seven years and neither FNB nor any of its subsidiaries has received any indication of the pendency of any audit or examination in connection with any such tax return or report or has any knowledge that any such return or report is subject to adjustment; and (iv) neither FNB nor any of its subsidiaries has executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax.

3.10 Absence of Material Adverse Changes. Since December 31, 2004, there has been no material adverse change, and there has occurred no event or development and there currently exists no condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in a Material Adverse Effect on FNB and its subsidiaries.

3.11 Absence of Undisclosed Liabilities. Neither FNB nor its subsidiaries have any liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including without limitation tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the FNB Financial Statements, or (ii) obligations or liabilities incurred in the ordinary course of its business since December 31, 2004 and which are not, individually or in the aggregate, material to FNB and its subsidiaries considered as one enterprise.

3.12 Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to the best knowledge and belief of management of FNB, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any governmental or regulatory authority, which currently exist or are ongoing, pending or, to the best knowledge and belief of management of FNB, threatened, contemplated or probable of assertion, against, relating to or otherwise affecting FNB, its subsidiaries or any of their respective properties, assets or employees which, if determined adversely, could result in liability on the part of FNB or its subsidiaries for, or subject FNB or its subsidiary to, material monetary damages, fines or penalties or an injunction, or which could have a Material Adverse Effect on FNB and its subsidiaries or on FNB’s ability to consummate the Merger.

(b) Except for such licenses, permits, orders, authorizations or approvals (“Permits”) the absence of which would not have a Material Adverse Effect on FNB or its subsidiaries, each of FNB and its subsidiaries has all Permits of any federal, state, local or foreign governmental or regulatory body that are material to or necessary for the conduct of its respective business or to own, lease and operate its respective properties. Except as would not have a Material Adverse Effect on FNB and its subsidiaries, all such Permits are in full force and effect and no violations are or have been recorded in respect of any such Permits. No proceeding is pending or, to the best knowledge and belief of management of FNB, threatened or probable of assertion to suspend, cancel, revoke or limit any Permit.

(c) Neither FNB nor any of its subsidiaries is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any regulatory or other governmental authority (including, without limitation, the Federal Reserve Board, the FDIC or the OCC) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or otherwise; there are no judgments, orders, stipulations, injunctions, decrees or awards against FNB or its subsidiaries which in any manner limits, restricts, regulates, enjoins or prohibits any present or past business or practice of FNB or its subsidiaries; and neither FNB nor any of its subsidiaries has been advised or has any reason to believe that any regulatory or other governmental authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree or award.

(d) Neither FNB nor any of its subsidiaries is in violation or default under, and each has complied with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions or decrees of any court or federal, state, municipal or other governmental or regulatory authority having jurisdiction or authority over it or its business operations, properties or assets (including without limitation all provisions of North Carolina law relating to usury, the Consumer Credit Protection Act, and all other laws and regulations applicable to extensions of credit) except for any such violation, default or noncompliance as does not or would not have a Material Adverse Effect on FNB and its subsidiaries, and, to the best knowledge and belief of management of FNB, there is no basis for any claim by any person or authority for compensation, reimbursement or damages or otherwise for any violation of any of the foregoing.

3.13 Absence of Brokerage or Finders’ Commissions. All negotiations relative to this Agreement and the transactions described herein have been carried on by FNB or its representatives, including Legg Mason Wood Walker, Incorporated (“Legg Mason”), directly with Integrity or its representatives. No person or firm other than Legg Mason has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, FNB or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein.

3.14 Obstacles to Regulatory Approval or Tax Treatment. To the best of the knowledge and belief of the management of FNB, no fact or condition relating to FNB exists that may reasonably be expected to (i) prevent, impede or delay FNB or Integrity from obtaining the regulatory approvals required in order to consummate transactions described herein, or (ii) prevent the Merger from qualifying to be a tax-free reorganization under Section 368(a)(1)(A) of the Code; and, if any such fact or condition becomes known to the executive officers of FNB, FNB promptly (and in any event within three days after obtaining such knowledge) shall communicate such fact or condition to the President of Integrity.

3.15 Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on the books and records of FNB and its subsidiaries (i) have resulted from bona fide business transactions in the ordinary course of operations of FNB and its subsidiaries, (ii) were made in accordance with the standard loan policies and procedures of FNB and its subsidiaries, and (iii) except as Previously Disclosed, are owned by FNB or a subsidiary free and clear of all liens, encumbrances, assignments, participation or repurchase agreements or other exceptions to title or to the ownership or collection rights of any other person or entity.

(b) All of the records of FNB and its subsidiaries regarding all outstanding loans, accounts, notes and other receivables, and all other real estate owned, are accurate in all material respects, and, with respect to such loans the loan documentation of which indicate are secured by any Loan Collateral, such loans are in all material respects secured by valid, perfected and enforceable liens on all such Loan Collateral having the priority described in the records of such loan.

(c) To the best knowledge and belief of management of FNB, each loan reflected as an asset on the books of FNB and its subsidiaries and each guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon, and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

3.16 Securities Portfolio and Investments. Except as Previously Disclosed, all securities owned by FNB or any subsidiary (whether owned of record or beneficially) are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory, which would materially impair the ability of FNB or any subsidiary to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which FNB or any subsidiary is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” to which FNB or any subsidiary has “purchased” securities under agreement to resell, FNB or any subsidiary has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed that is secured by such collateral. Except for fluctuations in the market values of its investment securities, since December 31, 2004, there has been no significant deterioration or material adverse change in the quality, or any material decrease in the value, of FNB’s securities portfolio as a whole.

3.17 Disclosure. To the best of the knowledge and belief of FNB, no written statement, certificate, schedule, list or written information furnished by or on behalf of FNB at any time to Integrity in connection with this

Agreement (including, without limitation, the statements contained herein), when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by FNB to Integrity is or will be a true and complete copy of such document, unmodified except by another document delivered by FNB.

ARTICLE IV. COVENANTS OF INTEGRITY

4.1 Affirmative Covenants of Integrity. Integrity hereby covenants and agrees as follows with FNB:

(a) “Affiliates” of Integrity. Integrity will use its best efforts to cause each Affiliate disclosed to FNB (in addition to each additional person who shall become an Affiliate of Integrity after the date of this Agreement or who shall be deemed by FNB or its counsel, in their sole discretion, to be an Affiliate of Integrity, and including persons, trusts, estates, corporations or other entities related to persons deemed to be Affiliates of Integrity) to execute and deliver to FNB prior to the Closing a written agreement (the “Affiliates’ Agreement”) relating to restrictions on shares of FNB Stock to be received by such Affiliates pursuant to this Agreement, which Affiliates’ Agreement shall be in form and content reasonably satisfactory to FNB. Certificates for the shares of FNB Stock issued to Affiliates of Integrity shall bear a restrictive legend (substantially in the form as shall be set forth in the Affiliates’ Agreement) with respect to the restrictions applicable to such shares.

(b) Conduct of Business Prior to Effective Time. Between the date of this Agreement and the Effective Time, except as otherwise agreed by FNB in writing, Integrity will, and will cause each of its subsidiaries to, carry on its business in and only in the regular and usual course in substantially the same manner as such business heretofore was conducted, and will, and where applicable will cause each of its subsidiaries to:

(i) make all reasonable efforts to preserve intact its present business organization, keep available their present officers and employees, and preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with them;

(ii) maintain all of its properties and equipment used in its business in customary repair, order and condition, ordinary wear and tear excepted;

(iii) maintain its books of account and records in the usual, regular and ordinary manner in accordance with sound business practices applied on a consistent basis except to the extent otherwise reasonably required by applicable laws or regulations or GAAP;

(iv) comply in all material respects with all laws, rules and regulations applicable to it, its properties, assets or employees and to the conduct of its business;

(v) by January 31, 2006, charge down all outstanding loans identified as being impaired by its internal or external auditors, loan review consultants, or regulatory authorities, in amounts not less than the impairments or loss amounts as so identified;

(vi) achieve a Loan Loss Reserve of not less than 1.25% of loans held for investment, net of impaired loans and their related impairment (notwithstanding any other provision of this Agreement, actions taken by Integrity to fulfill the requirements of this Section 4.1(b)(vi) shall not come within the definition of Material Adverse Effect);

(vii) not change its existing loan underwriting guidelines, policies or procedures except as may be required by law;

(viii) continue to maintain in force insurance such as is described in Section 2.24 above; not modify any bonds or policies of insurance in effect as of the date hereof unless the same, as modified, provides substantially equivalent coverage; and, not cancel, allow to be terminated or, to the extent available, fail to renew, any such bond or policy of insurance unless the same is replaced with a bond or policy providing substantially equivalent coverage; and

(ix) promptly provide to FNB such information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations as FNB reasonably shall request.

(c) Loans. Integrity will request in writing and obtain FNB’s prior approval for each new extension of credit (including the issuance of unfunded commitments) or modification of existing credit that it or a subsidiary proposes to make within the following categories: (i) loan participations, (ii) loans for real estate acquisition and development purposes, (iii) construction loans exceeding $1,000,000 in principal amount, (iv) loans to borrowers domiciled, or loans secured by real estate located, outside of Alexander, Ashe, Burke, Caldwell, Catawba, Iredell, Watauga, Wilkes and Gaston Counties, North Carolina (the “Integrity Market Counties”) or any counties contiguous to the Integrity Market Counties, (v) lines of credit limited by asset-based eligibility formulae, (vi) loans to not-for-profit enterprises, (vii) loans to operators of recreational facilities, (viii) loans secured by mobile home rental or resale properties (regardless of how dwelling title is documented), (ix) loans to Insiders, as defined in Regulation O of the Federal Reserve Board and (x) standby letters of credit exceeding $100,000 in amount; provided, however, that if FNB does not object to a written request for approval within two business days after receipt, the request shall be deemed approved. Neither Integrity nor any subsidiary will enter into any form of indirect lending. Additionally, Integrity will make available and provide to FNB the following information with respect to each of its, CVB’s and FGB’s loans and other extensions of credit (such assets herein referred to as “Loans”) as of June 30, 2005 and as of the end of each month thereafter (unless otherwise specified) until the Effective Time, such information for each month to be in form and substance as is usual and customary in the conduct of its business and to be furnished within 25 days of the end of each month ending after the date hereof, except as otherwise provided:

(i) a list of Loans past due for 30 days or more as to principal or interest;

(ii) a quarterly analysis of the Loan Loss Reserve and management’s assessment of the adequacy of the Loan Loss Reserve;

(iii) a list of all classified or “watch list” Loans, along with the outstanding balance and amount specifically allocated to the Loan Loss Reserve for each such classified or “watch list” Loan;

(iv) a list of Loans in nonaccrual status;

(v) a list of all Loans over $100,000 without principal reduction for a period of longer than one year;

(vi) a list of all foreclosed real property or other real estate owned and all repossessed personal property;

(vii) a list of reworked or restructured Loans over $100,000 and still outstanding, including original terms, restructured terms and status;

(viii) a list of all Loans with interest capitalized; and

(ix) a list of any actual or threatened litigation by or against Integrity or a subsidiary pertaining to any Loans or credits, together with the pleadings and other filed documents related thereto.

Further, Integrity will review with representatives of FNB the circumstances and terms of problem or work-out Loans before establishing a work-out plan or otherwise taking any action with respect to any such Loans and shall provide notice to FNB of, and permit representatives of FNB at FNB’s discretion to attend, meetings of Integrity’s or a subsidiary’s loan committee.

(d) Notice of Certain Changes or Events. Following the execution of this Agreement and up to the Effective Time, Integrity promptly will notify FNB in writing of and provide to it such information as it shall request regarding (i) any material adverse change in its consolidated financial condition, consolidated results of operations, prospects, business, assets, loan portfolio, investments, properties or operations, or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, may or could cause, create or result in any such material adverse change, or of (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation or warranty of Integrity herein to be or become inaccurate, misleading or incomplete, or which has resulted or may or could cause, create or result in the breach or violation of any of Integrity’s covenants or agreements contained herein or in the failure of any of the conditions described in Sections 7.1 or 7.3 below.

(e) Consents to Assignment of Contracts and Leases. Integrity will use its best efforts to obtain all required consents to the assignment to FNB of Integrity’s or its subsidiaries’ rights and obligations under any contracts or personal or real property leases, each of which consents shall be in such form as shall be specified by FNB.

(f) Qualified Plans. Integrity shall take all appropriate action as shall be necessary to maintain the Integrity Financial Corporation Employee Savings and Profit Sharing Plan and Trust (the “Integrity 401(k) Plan”) as a qualified plan for purposes of ERISA. Integrity acknowledges that FNB intends that the Integrity 40l(k) Plan will be merged into FNB’s Section 401(k) Savings Plan (the “FNB 401(k) Plan”) as soon as practicable after the Effective Time. Integrity shall take all such actions with respect to such plan as shall be necessary to accomplish such intent and, until the Effective Time, will not take any other extraordinary actions with respect to such plan without the written consent of FNB.

(g) Merger of CVB into FGB. Integrity shall take all appropriate action as shall be necessary to have caused the merger of CVB with and into FGB to have been consummated on or prior to the earlier of January 31, 2006 or the Closing Date. Prior to such merger, Integrity shall use its best efforts to cause each person who is a party to an employment, change of control or similar agreement with CVB or FGB that provides for payments to be made to such person following a “change of control,” whether or not such payments are contingent upon the occurrence of any additional events, to agree in writing that the merger of CVB with and into FGB is not a “change of control” for purposes of such agreement.

(h) Memorandum of Understanding. Integrity shall use its best efforts to cause the Memorandum of Understanding issued by the FDIC and the Commissioner to CVB dated July 28, 2005 (the “MOU”) to be resolved and released.

(i) Further Action; Instruments of Transfer. Integrity shall (i) use its best efforts in good faith to take or cause to be taken all action required of it hereunder as promptly as practicable so as to permit the expeditious consummation of the transactions described herein, (ii) perform all acts and execute and deliver to FNB all documents or instruments required herein or as otherwise shall be reasonably necessary or useful to or requested of Integrity in consummating such transactions and (iii) cooperate with FNB fully in carrying out, and will pursue diligently the expeditious completion of, such transactions.

4.2 Negative Covenants of Integrity. Between the date hereof and the Effective Time, neither Integrity nor, if applicable, any of its subsidiaries, will do any of the following things or take any of the following actions without the prior written consent and authorization of the President of FNB:

(a) Amendments to Articles of Incorporation or Bylaws. Amend its Articles of Incorporation or bylaws.

(b) Change in Capital Stock. Make any change in its authorized capital stock, or create any other or additional authorized capital stock or other securities, or issue (except pursuant to the exercise of options heretofore granted and outstanding under the Integrity Option Plan), sell, purchase, redeem, retire, reclassify, combine or split any shares of its capital stock or other securities (including securities convertible into capital stock), or enter into any agreement or understanding with respect to any such action.

(c) Options, Warrants and Rights. Grant or issue any options, warrants, calls, puts or other rights of any kind relating to the purchase, redemption or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(d) Dividends. Declare or pay any dividends on the outstanding shares of capital stock or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders, other than its regularly scheduled semi-annual dividend in the amount of $0.08 per share of Integrity Stock.

(e) Employment, Benefit or Retirement Agreements or Plans. Except as required by law, contemplated by this Agreement or Previously Disclosed, (i) enter into, become bound by, renew or extend any oral or written contract, agreement or commitment for the employment or compensation of any director, officer, employee or consultant which is not immediately terminable by Integrity or any subsidiary without cost or other liability on no more than 30 days’ notice; (ii) amend any existing, or adopt, enter into or become bound by any new or additional, profit-sharing, bonus, incentive, change in control or “golden parachute,” stock option, stock purchase, pension, retirement, insurance (hospitalization, life or other), paid leave (sick leave, vacation leave or other) or similar contract, agreement, commitment, understanding, plan or arrangement (whether formal or informal) with respect to or which provides for benefits for any of its current or former directors, officers, employees or consultants; (iii) grant or amend any existing options under the Integrity Option Plan; (iv) make contributions to the Integrity 401(k) Plan other than basic and matching contributions in accordance with the terms of the Integrity 401(k) Plan as Previously Disclosed; or (v) enter into or become bound by any contract with or commitment to any labor or trade union or association or any collective bargaining group. With respect to any Integrity Benefit Plan that provides for vesting, there shall be no discretionary vesting without FNB’s prior written consent whether or not such discretionary vesting is provided for under the Integrity Benefit Plan, and Integrity shall not take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f) Increase in Compensation. With the exception of the anticipated increases in annual salary and annual officer and employee bonuses Previously Disclosed to FNB, increase the compensation or benefits of, or pay any bonus or other special or additional compensation to, any of its directors, officers, employees or consultants.

(g) Accounting Practices. Make any changes in its accounting methods, practices or procedures or in depreciation or amortization policies, schedules or rates heretofore applied (except as required by GAAP or governmental regulations).

(h) Acquisitions; Additional Branch Offices. Directly or indirectly (i) acquire or merge with, or acquire any branch or all or any significant part of the assets of, any other person or entity, (ii) open any new branch office, or (iii) enter into or become bound by any contract, agreement, commitment or letter of intent relating to, or otherwise take or agree to take any action in furtherance of, any such transaction or the opening of a new branch office.

(i) Changes in Business Practices. Except as may be required by the FDIC, the Commissioner or any other governmental or other regulatory agency or as shall be required by applicable law, regulation or this Agreement, (i) conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve intact its business organization and advantageous business relationships, (ii) fail to use commercially reasonable best efforts to keep available the present services of its employees and preserve for itself and FNB the goodwill of the customers of Integrity and its subsidiaries and others with whom business relations exist, (iii) take any action that would adversely affect or materially delay the ability of either Integrity or FNB to obtain any necessary approvals of any regulatory agency required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby, (iv) discontinue any material portion or line of its business, or (v) change in any material respect its lending, investment, asset-liability management or other material banking or business policies (except to the extent required by Section 4.1(b) above and Section 6.9 below).

(j) Investment Securities. (i) Acquire, other than by way of foreclosure or acquisition in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice any debt security or Equity Investment (as hereinafter defined)

other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of one year or less, (ii) restructure or materially change its investment securities portfolio or its gap position, or (iii) enter into any Derivatives Contract (as hereinafter defined); provided, however, that, if FNB does not object to a written request for approval within two business days after receipt, the request shall be deemed approved. “Equity Investment” means (i) any stock (other than adjustable-rate preferred stock, money market (auction rate) preferred stock or other instrument determined by the OCC to have the character of debt securities), certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security and any certificate of interest or participation in, temporary or interim certificate for or receipt for any of the foregoing, (ii) any ownership interest in any company or other entity, any membership interest that includes a voting right in any company or other entity or any interest in real estate or (iii) any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction. “Derivatives Contract” means any exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract, including any combination of the foregoing.

(k) Acquisition or Disposition of Assets.

(i) Except in the ordinary course of business consistent with its past practices, sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of any real estate; or sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of any equipment or any other fixed or capital asset (other than real estate) having a book value or a fair market value, whichever is greater, of more than $25,000 for any individual item or asset, or more than $50,000 in the aggregate for all such items or assets;

(ii) Except in the ordinary course of business consistent with past practices, purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of any real property; or purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of any equipment or any other fixed assets (other than real estate) having a purchase price, or involving aggregate lease payments, in excess of $25,000 for any individual item or asset, or more than $50,000 in the aggregate for all such items or assets;

(iii) Enter into any purchase commitment for supplies or services which calls for prices of goods or fees for services materially higher than current market prices or fees or which obligates Integrity or any subsidiary for a period longer than six months;

(iv) Except in the ordinary course of its business consistent with its past practices, sell, purchase or repurchase, or enter into or become bound by any contract, agreement, option or commitment to sell, purchase or repurchase, any loan or other receivable or any participation in any loan or other receivable; or

(v) Sell or dispose of, or enter into or become bound by any contract, agreement, option or commitment relating to the sale or other disposition of, any other asset (whether tangible or intangible, and including without limitation any trade name, trademark, copyright, service mark or intellectual property right or license) other than assets that are obsolete or no longer used in Integrity’s business; or assign its right to or otherwise give any other person its permission or consent to use or do business under the corporate name of Integrity or any subsidiary or any name similar thereto; or release, transfer or waive any license or right granted to it by any other person to use any trademark, trade name, copyright, service mark or intellectual property right.

(l) Debt; Liabilities. Except in the ordinary course of its business consistent with its past practices, (i) incur any indebtedness for borrowed money, other than deposits, federal funds purchased, cash management accounts,

Federal Home Loan Bank borrowings that mature within one year and securities sold under agreements to repurchase that mature within 90 days, in each case in the ordinary course of business consistent with past practice, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or entity, other than in the ordinary course of business consistent with past practice, (ii) prepay any indebtedness, or (iii) incur any other liability or obligation (absolute or contingent).

(m) Liens; Encumbrances. Mortgage, pledge or subject any of its assets to, or permit any of its assets to become or (with the exception of those liens and encumbrances Previously Disclosed to FNB with specificity) remain subject to, any lien or any other encumbrance (other than in the ordinary course of business consistent with its past practices in connection with borrowings from the Federal Home Loan Bank of Atlanta, securing of public funds deposits, repurchase agreements or other similar operating matters).

(n) Waiver of Rights. Waive, release or compromise any material rights in its favor (except in the ordinary course of business) except in good faith for fair value in money or money’s worth, nor waive, release or compromise any rights against or with respect to any of its officers, directors or shareholders or members of families of officers, directors or shareholders.

(o) Other Contracts. Except as Previously Disclosed, enter into or become bound by any contracts, agreements, commitments or understandings (other than those described elsewhere in this Section 4.2) (i) for or with respect to any charitable contributions in excess of $15,000; (ii) with any governmental or regulatory agency or authority; (iii) pursuant to which Integrity or any subsidiary would assume, guarantee, endorse or otherwise become liable for the debt, liability or obligation of any other person or entity; (iv) which is entered into other than in the ordinary course of its business; or (v) which, in the case of any one contract, agreement, commitment or understanding and whether or not in the ordinary course of its business, would obligate or commit Integrity or any subsidiary to make expenditures of more than $25,000 (other than contracts, agreements, commitments or understandings entered into in the ordinary course of Integrity’s or any subsidiary’s lending operations).

(p) Deposit Liabilities. Make any change in its current deposit policies, including pricing and acceptance, and shall not take any actions designed to materially decrease the aggregate level of deposits as of the date of this Agreement.

4.3 Shareholder Approval.

(a) Meeting of Shareholders. Integrity shall cause a meeting of its shareholders to be duly called and held as soon as practicable for the purpose of voting on the approval and adoption of the Plan of Merger. In connection with the call and conduct of and all other matters relating to its shareholders’ meeting (including the solicitation of proxies), Integrity shall fully comply with all provisions of applicable federal and state law and regulations and with its Articles of Incorporation and bylaws.

(b) Recommendation of Board of Directors. Subject to the right of Integrity and its Board of Directors to take any action permitted by Section 4.4(b) with respect to a Superior Proposal (as defined in Section 4.4(b)), Integrity, through its Board of Directors, shall recommend to the shareholders of Integrity that they vote their shares at the shareholders’ meeting contemplated by Section 4.3(a) above to approve the Plan of Merger (the “Approval Recommendation”) and the Joint Proxy Statement/Prospectus (as defined in Section 6.1(b)) will so indicate and state that Integrity’s Board of Directors considers the Merger to be advisable and in the best interests of Integrity and its shareholders.

4.4 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 4.4, Integrity shall not, and shall not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively,

“Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal (as defined below) or any inquiries with respect to the making of any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any information relating to Integrity or any of its subsidiaries or afford access to the business, properties, assets, books or records of Integrity or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.2(b)(vi), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or net assets of Integrity or any of its subsidiaries, (x) the direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of Integrity’s common stock, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of Integrity, or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Integrity other than the transactions contemplated by this Agreement.

(b) Notwithstanding anything herein to the contrary, Integrity and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, provided that the Board of Directors of Integrity shall not withdraw or modify in a manner adverse to FNB its Approval Recommendation except as set forth in clause (iii) below; (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) Integrity’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so would breach its fiduciary duties to Integrity’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, Integrity’s Board of Directors receives from such person an executed confidentiality agreement, a copy of which executed confidentiality agreement shall have been provided to FNB for informational purposes, and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, Integrity promptly notifies FNB in writing of the name of such person and the material terms and conditions of any such Superior Proposal, and (iii) to withdraw, modify, qualify in a manner adverse to FNB, condition or refuse to make its Approval Recommendation (the “Change in Recommendation”) if Integrity’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so would breach its fiduciary duties to Integrity’s shareholders under applicable law.

The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than 50% of the combined voting power of the shares of Integrity Stock then outstanding or all or substantially all of Integrity’s consolidated assets for consideration consisting of cash or securities or both that is on terms that the Board of Directors of Integrity in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of Integrity in its good faith judgment believes to be more favorable from a financial point of view to its shareholders than the Merger; (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of Integrity, and (C) is reasonably capable of being completed.

(c) Integrity will promptly, and in any event within 24 hours, notify FNB in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making such proposal.

(d) Integrity shall, and shall cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(e) If a Payment Event (as hereinafter defined) occurs, Integrity shall pay to FNB by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $4,000,000 (the “Break-up Fee”). The term “Payment Event” means any of the following:

(i) the termination of this Agreement by FNB pursuant to Section 8.2(a)(vi);

(ii) the termination of this Agreement by Integrity pursuant to Section 8.2(b)(vi);

(iii) a tender offer or exchange offer for 25% or more of the outstanding common stock of Integrity is commenced and Integrity shall not have sent to its shareholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the Board of Directors of Integrity recommends rejection of such tender offer or exchange offer; or

(iv) the occurrence of any of the following events within eighteen months of the termination of this Agreement pursuant to Section 8.2(a)(iv) or 8.2(b)(iv), provided that an Acquisition Proposal shall have been made by a Third Party after the date hereof and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) Integrity enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party; (B) such Third Party, directly or indirectly, acquires substantially all of the total assets of Integrity and its subsidiaries, taken as a whole; (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding Integrity Stock or (D) Integrity adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Integrity Stock or an extraordinary dividend relating to substantially all of the outstanding Integrity Stock or substantially all of the assets of Integrity and its subsidiaries, taken as a whole. As used herein, “Third Party” means any person as defined in Section 13(d) of the 1934 Act other than FNB or its affiliates.

Integrity acknowledges that the agreements contained in this Section 4.4 are an integral part of the transactions contemplated in this Agreement and that without these agreements FNB would not enter into this Agreement. Accordingly, in the event Integrity fails to pay to FNB the Break-up Fee, promptly when due, Integrity shall, in addition thereto, pay to FNB all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by FNB, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

ARTICLE V. COVENANTS OF FNB

FNB hereby covenants and agrees as follows with Integrity:

5.1 NASDAQ Notification. Prior to the Effective Time, FNB shall file with the National Association of Securities Dealers such notifications and other materials (and shall pay such fees) as shall be required for the listing on NASDAQ of the shares of FNB Stock to be issued to Integrity’s shareholders pursuant to the Merger.

5.2 Employment. After the Effective Time, FNB may, but shall be under no obligation to, retain the employees of Integrity and its subsidiaries other than those employees who are employed by Integrity or any subsidiary pursuant to a written employment agreement that is Previously Disclosed to FNB. Any such person retained shall be an employee of FNB on an “at-will” basis, and nothing in this Agreement shall be deemed to constitute an employment agreement with any such person or to obligate FNB to employ any such person for any specific period of time or in any specific position or location or to restrict FNB’s right to change the rate of compensation or terminate the employment of any such person at any time and for any reason.

5.3 Employee Benefits.

(a) Generally. Except as otherwise provided herein and to the extent permitted by contribution and deduction limitations of ERISA and the Code with respect to FNB’s qualified plans, any employee of Integrity or its subsidiaries who continues employment with FNB, Integrity or its subsidiaries at the Effective Time (a “New Employee”) shall become entitled to receive all employee benefits and to participate in all benefit plans provided by FNB or First National on the same basis and subject to the same eligibility and vesting requirements, and to the same conditions, restrictions and limitations, as generally are in effect and applicable to other newly hired employees of FNB or First National. However, each New Employee shall be given credit for his or her full years of service with Integrity or its subsidiaries for purposes of (i) entitlement to vacation and sick leave and for participation in all FNB or First National welfare, insurance and other fringe benefit plans, and (ii) eligibility for participation and vesting in the FNB 401(k) Plan and in FNB’s defined benefit pension plan (the “FNB Pension Plan”). Notwithstanding any provision herein to the contrary, FNB will not be required to take any action that could adversely affect the continuing qualification of the FNB 40l(k) Plan or the FNB Pension Plan. FNB will grant to each New Employee a pro rata amount of sick leave and vacation leave, in accordance with FNB standard leave policies, for the period between the Effective Time and the end of the calendar year during which the Effective Time occurs. Each New Employee will be permitted to carry over accrued and unused sick leave and vacation leave earned at Integrity or a subsidiary but shall thereafter be subject to FNB’s leave policies.

(b) Health Insurance. Upon the merger of Integrity’s bank subsidiaries with and into First National, each New Employee shall be entitled to participate in First National’s group health insurance plan at a cost equal to the cost for any First National employee and such participation shall be without regard to pre-existing condition requirements under First National’s group health insurance plan, to the extent any such condition at the Effective Time would have been covered under the health insurance plans of Integrity.

5.4 Integrity Directors.

(a) Representation on FNB Board. FNB shall appoint four persons nominated by Integrity and then serving as independent directors on the Integrity, CVB or FGB Board of Directors and approved by FNB at the Effective Time to serve as directors of FNB until the next annual meeting of shareholders at which directors of FNB are elected and shall take such actions as shall be required to increase the number of members of its Board of Directors as may be necessary to permit such nominees to serve as directors. FNB’s Board shall nominate such persons for election at annual meetings of FNB shareholders such that those four nominees of Integrity, if elected by FNB’s shareholders, would be able to serve as directors of FNB for terms of no less than one year after the Effective Time.

(b) Advisory Board. Each of the members of the Integrity, CVB and FGB Boards of Directors (other than those appointed as members of the FNB Board of Directors pursuant to Section 5.4(a) above) at the Effective Time shall be appointed to serve as a member of FNB’s local advisory board in the Integrity Market Counties, after the Effective Time notwithstanding any mandatory retirement policy of FNB for its directors generally. Each person so appointed shall diligently discharge his or her duties as an advisory board member and promote in good faith FNB’s best interests. Each such person’s service as an advisory director will be at FNB’s pleasure and will be subject to FNB’s normal policies and procedures regarding the appointment and service of directors to the boards of its subsidiaries.

5.5 Indemnification of Directors and Officers.

(a) After the Effective Time, without releasing any insurance carrier and after exhaustion of all applicable director and liability insurance coverage for Integrity and its directors and officers, FNB shall indemnify, hold harmless and defend the directors and officers of Integrity in office on the date hereof or the Effective Time, to the same extent as it indemnifies its own directors and officers, from and against any and all claims, disputes, demands, causes of action, suits, proceedings, losses, damages, liabilities, obligations, costs and expenses of every kind and nature including, without limitation, reasonable attorneys’ fees and legal costs and expenses therewith whether known or unknown and whether now existing or hereafter arising which may be threatened against, incurred, undertaken, received or paid by such persons in connection with or which arise out of or result from or are based upon any action or failure to act by such person in the ordinary scope of his duties as a director or officer of Integrity (including service as a director or officer of any Integrity subsidiary or fiduciary of any of the Integrity Plans (as defined in Section 2.23(a)) through the Effective Time; provided, however, that FNB shall not be obligated to indemnify such person for (i) any act not available for statutory or permissible indemnification under North Carolina law, (ii) any penalty, decree, order, finding or other action imposed or taken by any regulatory authority, (iii) any violation or alleged violation of federal or state securities laws to the extent that indemnification is prohibited by law, or (iv) any claim of sexual or other unlawful harassment, or any form of employment discrimination prohibited by federal or state law; further, provided, however, that (A) FNB shall have the right to assume the defense thereof and upon such assumption FNB shall not be liable to any director or officer of Integrity for any legal expenses of other counsel or any other expenses subsequently incurred by such director or officer in connection with the defense thereof, except that if FNB elects not to assume such defense or counsel for such director or officer reasonably advises such director or officer that there are issues which raise conflicts of interest between FNB and such director or officer, such director or officer may retain counsel reasonably satisfactory to him, and FNB shall pay the reasonable fees and expenses of such counsel, (B) FNB shall not be liable for any settlement effected without its prior written consent, and (C) FNB shall have no obligation hereunder to any director or officer of Integrity when and if a court of competent jurisdiction shall determine that indemnification of such director or officer in the manner contemplated hereby is prohibited by applicable law. The indemnification provided herein shall be in addition to any indemnification rights an indemnitee may have by law, pursuant to the charter or bylaws of Integrity or any of its subsidiaries or pursuant to any Plan for which the indemnity serves as a fiduciary.

(b) From and after the Effective Time, FNB will directly or indirectly cause the persons who served as directors or officers of Integrity at the Effective Time to be covered by Integrity’s existing directors’ and officers’ liability insurance policy (provided that FNB may substitute therefor policies of at least the same coverage in amounts contained and terms and conditions which are not less advantageous than such policy). Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than three years after the Effective Time.

(c) The indemnification provided by this Section 5.5 is the sole indemnification provided by FNB to the directors and officers of Integrity for service in such positions up to and through the Effective Time. This Section 5.5 is intended to create personal rights in the directors and officers of Integrity, who shall be deemed to be third-party beneficiaries hereof. Notwithstanding any other provision of this Agreement, at the Effective Time, the indemnification rights provided herein shall not be extinguished but shall instead survive for a period of three years after the Effective Time.

5.6 Notice of Certain Changes or Events. Following the execution of this Agreement and up to the Effective Time, FNB promptly will notify Integrity in writing of and provide to it such information as it shall request regarding (i) any material adverse change in its consolidated financial condition, consolidated results of operations, prospects, business, assets, loan portfolio, investments, properties or operations, or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, may or could cause, create or result in any such material adverse change, or (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation or warranty of FNB herein to be or become inaccurate, misleading or incomplete, or which has resulted or may or could cause, create or result in the breach or violation of any of FNB’s covenants or agreements contained herein or in the failure of any of the conditions described in Sections 7.1 or 7.2 below.

5.7 Further Action; Instruments of Transfer. FNB shall (i) use its best efforts in good faith to take or cause to be taken all action required of it hereunder as promptly as practicable so as to permit the expeditious consummation of the transactions described herein, (ii) perform all acts and execute and deliver to Integrity all documents or instruments required herein or as otherwise shall be reasonably necessary or useful to or requested of FNB in consummating such transactions and (iii) cooperate with Integrity fully in carrying out, and will pursue diligently the expeditious completion of, such transactions.

5.8 Shareholder Approval.

(a) Meeting of Shareholders. FNB shall cause a meeting of its shareholders to be duly called and held as soon as practicable for the purpose of voting on the approval and adoption of the Plan of Merger, the approval of an amendment to the Articles of Incorporation of FNB to increase the number of authorized shares, and the approval of the issuance of shares of FNB Stock in the Merger. In connection with the call and conduct of and all other matters relating to its shareholders’ meeting (including the solicitation of proxies), FNB shall fully comply with all provisions of applicable federal and state law and regulations and with its Articles of Incorporation and bylaws.

(b) Recommendation of Board of Directors. Subject to its fiduciary obligations, the Board of Directors of FNB, shall recommend to the shareholders of FNB that they vote their shares at the shareholders’ meeting contemplated by Section 5.8(a) above to approve the issuance of shares of FNB Stock in the Merger, the amendment of the Articles of Incorporation and the Plan of Merger and the Joint Proxy Statement/Prospectus (as defined in Section 6.1(b)) will so indicate and state that FNB’s Board of Directors considers the Merger to be advisable and in the best interests of FNB and its shareholders.

ARTICLE VI. MUTUAL AGREEMENTS

6.1 Registration Statement; Joint Proxy Statement/Prospectus.

(a) Registration Statement and “Blue Sky” Approvals. As soon as practicable following the execution of this Agreement and after the furnishing by Integrity of all information required to be contained therein, FNB shall prepare and file with the SEC under the 1933 Act a registration statement on Form S-4 (or on such other form as FNB shall determine to be appropriate) (the “Registration Statement”) covering the FNB Stock to be issued to shareholders of Integrity pursuant to this Agreement. Additionally, FNB shall take all such other actions, if any, as shall be required by applicable state securities or “blue sky” laws (i) to cause the FNB Stock to be issued upon consummation of the Merger, and at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws, (ii) to cause all conditions to any exemptions from qualification or registration under such laws to have been satisfied, and (iii) to obtain any and all required approvals or consents to the issuance of such stock. FNB shall deliver to Integrity and its counsel a preliminary draft of the Registration Statement and the Joint Proxy Statement/Prospectus as soon as practicable after the date of this Agreement.

(b) Preparation and Distribution of Joint Proxy Statement/Prospectus. FNB and Integrity jointly shall prepare a “Joint Proxy Statement/Prospectus” for distribution to their shareholders as the proxy statement relating to solicitation of proxies for use at the shareholders’ meetings contemplated in Sections 4.3(a) and 5.8(a) above and as FNB’s prospectus relating to the offer and distribution of FNB Stock as described herein. The Joint Proxy Statement/Prospectus shall be in such form and shall contain or be accompanied by such information regarding the shareholders’ meeting, this Agreement, the parties hereto, the Merger and other transactions described herein as is required by applicable law and regulations and otherwise as shall be agreed upon by FNB and Integrity. FNB shall include the Joint Proxy Statement/Prospectus as the prospectus in its “Registration Statement” described above; and FNB and Integrity shall cooperate with each other in good faith and shall use their best efforts to cause the Joint Proxy Statement/Prospectus to comply with any comments of the SEC. Each of FNB and Integrity shall mail the Joint Proxy Statement/Prospectus to its shareholders prior to the scheduled date of its shareholders’ meeting; provided, however, that no such materials shall be mailed to Integrity’s shareholders unless and until FNB shall have determined to its own satisfaction that the conditions specified in Sections 7.1(b) and (c) below have been satisfied and shall have approved such mailing.

(c) Information for Joint Proxy Statement/Prospectus and Registration Statement. Each of FNB and Integrity shall promptly respond, and use its best efforts to cause its directors, officers, accountants and affiliates to promptly respond, to requests by the other party and its counsel for information for inclusion in the various applications for regulatory approvals and in the Joint Proxy Statement/Prospectus. Each of FNB and Integrity hereby covenants with the other that none of the information provided by it for inclusion in the Joint Proxy Statement/Prospectus will, at the time of its mailing, contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading; and, at all times following such mailing up to and including the Effective Time, none of such information contained in the Joint Proxy Statement/Prospectus, as it may be amended or supplemented, will contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

6.2 Regulatory Approvals. Within 75 days after the date of this Agreement, each of FNB and Integrity shall prepare and file, or cause to be prepared and filed, all applications for regulatory approvals and actions as may be required of it, by applicable law and regulations with respect to the transactions described herein (including applications to the Federal Reserve Board, the Commissioner and to any other applicable federal or state banking, securities or other regulatory authority). Each party shall use its best efforts in good faith to obtain all necessary regulatory approvals required for consummation of the transactions described herein. Each party shall cooperate with the other party in the preparation of all applications to regulatory authorities and, upon request, promptly shall furnish all documents, information, financial statements or other material that may be required by any other party to complete any such application; and, before the filing thereof, each party to this Agreement shall have the right to review and comment on the form and content of any such application to be filed by any other party. Should the appearance of any of the officers, directors, employees or counsel of any of the parties hereto be requested by any other party or by any governmental agency at any hearing in connection with any such application, such party shall promptly use its best efforts to arrange for such appearance.

6.3 Access. Following the date of this Agreement and to and including the Effective Time, Integrity and FNB shall each provide the other party and such other party’s employees, accountants, counsel or other representatives, access to all its books, records, files and other information (whether maintained electronically or otherwise), to all its properties and facilities, and to all its employees, accountants, counsel and consultants as Integrity and FNB, as the case may be, shall, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by FNB or Integrity shall be performed in such a manner as will not interfere unreasonably with the other party’s normal operations or with relationships with its customers or employees, and shall be conducted in accordance with procedures established by the parties having due regard for the foregoing.

6.4 Costs. Subject to the provisions of Section 8.3(c) below, and whether or not this Agreement shall be terminated or the Merger shall be consummated, each of FNB and Integrity shall pay its own legal, accounting and financial advisory fees and all its other costs and expenses incurred or to be incurred in connection with the execution and performance of its obligations under this Agreement or otherwise in connection with this Agreement and the transactions described herein (including, without limitation, all accounting fees, legal fees, filing fees, printing costs, mailing costs, travel expenses, and investment banking fees). However, subject to the provisions of Section 8.3(c) below, all costs incurred in connection with the printing and mailing of the Joint Proxy Statement/Prospectus shall be deemed to be incurred and shall be paid fifty percent (50%) by Integrity and fifty percent (50%) by FNB.

6.5 Announcements. No person other than the parties to this Agreement is authorized to make any public announcements or statements about this Agreement or any of the transactions described herein, and, without the prior review and consent of the others (which consent shall not unreasonably be denied or delayed), no party hereto may make any public announcement, statement or disclosure as to the terms and conditions of this Agreement or the transactions described herein, except for such disclosures as may be required incidental to obtaining the prior approval of any regulatory agency or official to the consummation of the transactions described herein. However, notwithstanding anything contained herein to the contrary, prior review and consent shall not be required if in the good faith opinion of counsel to FNB or Integrity any such disclosure by FNB or Integrity, as the case may be, is required by law or otherwise is prudent.

6.6 Confidentiality. FNB and Integrity each shall treat as confidential and not disclose to any unauthorized person any documents or other information obtained from or learned about the other during the course of the negotiation of this Agreement and the carrying out of the events and transactions described herein (including any information obtained during the course of any due diligence investigation or review provided for herein or otherwise) and which documents or other information relates in any way to the business, operations, personnel, customers or financial condition of such other party; and that it will not use any such documents or other information for any purpose except for the purposes for which such documents and information were provided to it and in furtherance of the transactions described herein. However, the above obligations of confidentiality shall not prohibit the disclosure of any such document or information by any party to this Agreement to the extent (i) such document or information is then available generally to the public or is already known to the person or entity to whom disclosure is proposed to be made (other than through the previous actions of such party in violation of this Section 6.6), (ii) such document or information was available to the disclosing party on a nonconfidential basis prior to the same being obtained pursuant to this Agreement, (iii) disclosure is required by subpoena or order of a court or regulatory authority of competent jurisdiction, or by the SEC or other regulatory authorities in connection with the transactions described herein, or (iv) to the extent that, in the reasonable opinion of legal counsel to such party, disclosure otherwise is required by law. In the event this Agreement is terminated for any reason, then each of the parties hereto immediately shall return to the other party all copies of any and all documents or other written materials or information (including computer generated and stored data) of or relating to such other party which were obtained from them during the course of the negotiation of this Agreement and the carrying out of the events and transactions described herein (whether during the course of any due diligence investigation or review provided for herein or otherwise) and which documents or other information relates in any way to the business, operations, personnel, customers or financial condition of such other party. The parties’ obligations of confidentiality under this Section 6.6 shall survive and remain in effect following any termination of this Agreement.

6.7 Environmental Studies. At its option, FNB may cause to be conducted Phase I environmental assessments of the Real Property, the real estate subject to any Real Property Lease, or the Loan Collateral, or any portion thereof, together with such other studies, testing and intrusive sampling and analyses as FNB shall deem necessary or desirable (collectively, the “Environmental Survey”); provided, however, that the Environmental Survey, as much as possible, shall be performed in such a manner as will not interfere unreasonably with Integrity’s normal operations, and provided further, however, that Integrity shall use its best efforts to obtain any required consents of third parties to permit any Environmental Survey of any Loan Collateral. FNB shall attempt in good faith to complete all such Phase I environmental assessments within 60 days following the date of this Agreement and thereafter to conduct and complete any such additional studies, testing, sampling and analyses as promptly as practicable. Subject to the provisions of Section 8.3(c) below, the costs of the Environmental Survey shall be paid by FNB. If (i) the final results of any Environmental Survey (or any related analytical data) reflect that there likely has been any discharge, disposal, release or emission by any person of any Hazardous Substance on, from or relating to any of the Real Property, real estate subject to a Real Property Lease or Loan Collateral at any time prior to the Effective Time, or that any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to any of the Real Property, real estate subject to a Real Property Lease or Loan Collateral which constitutes or would constitute a violation of any Environmental Laws, and if, (ii) based on the advice of its legal counsel or other consultants, FNB believes that Integrity or, following the Merger, FNB, could become responsible for the remediation of such discharge, disposal, release or emission or for other corrective action with respect to any such violation, or that Integrity or, following the Merger, FNB, could become liable for monetary damages (including without limitation any civil or criminal penalties or assessments) resulting therefrom (or that, in the case of any of the Loan Collateral, Integrity or, following the Merger, FNB, could incur any such liability if it acquired title to such Loan Collateral), and if, (iii) based on the advice of their legal counsel or other consultants, FNB reasonably believes the amount of expenses or liability which either of them could incur or for which either of them could become responsible or liable on account of any and all such remediation, corrective action or monetary damages at any time or over any period of time could equal or exceed an aggregate of $250,000 over any period of time, then FNB shall give Integrity prompt written notice thereof (together with all information in its possession relating thereto) and, at FNB’s sole option and discretion, at any time thereafter and up to the Effective Time, it may terminate this Agreement without further obligation or liability to Integrity or its shareholders.

6.8 Tax-Free Reorganization. FNB and Integrity shall each use its best efforts to cause the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and shall not intentionally take any action that would cause the Merger to fail to so qualify.

6.9 Certain Modifications. FNB and Integrity shall consult with each other with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and Integrity shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. FNB and Integrity also shall consult with each other with respect to the character, amount and timing of restructuring and Merger-related expense charges to be taken by each of them in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP as may be mutually agreed upon by them. The representations, warranties and covenants of each of FNB and Integrity contained in this Agreement shall not be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken by reason of this Section 6.9.

6.10 Transition Team. FNB and Integrity shall create a transition team comprised of staff and representatives of Integrity and staff and representatives of FNB (the “Transition Team”). The purpose of the Transition Team shall be to provide detailed guidance to FNB in fulfilling and consummating the Merger, to maintain open lines of communication between Integrity and FNB, and to handle customer inquiries regarding the Merger. The Transition Team shall meet as necessary until the Effective Time. Members of the Transition Team shall receive no separate compensation for such service.

ARTICLE VII. CONDITIONS PRECEDENT TO MERGER

7.1 Conditions to all Parties’ Obligations. Notwithstanding any other provision of this Agreement to the contrary, the obligations of each of the parties to this Agreement to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger in consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken, including, without limitation, the approval of the shareholders of Integrity and of FNB of this Agreement and Plan of Merger and of the shareholders of FNB of the approval of an amendment to the Articles of Incorporation of FNB to increase the number of authorized shares of FNB and the issuance of shares of FNB Stock in the Merger.

(b) Registration Statement Effective. The Registration Statement (including any post-effective amendments thereto) shall be effective under the 1933 Act, and no stop orders or proceedings shall be pending or, to the knowledge of FNB, threatened by the SEC to suspend the effectiveness of such Registration Statement.

(c) “Blue Sky” Approvals. FNB shall have received all state securities or “Blue Sky” permits or other authorizations, or confirmations as to the availability of exemptions from Blue Sky registration requirements as may be necessary, and no stop orders or proceedings shall be pending or, to the knowledge of FNB, threatened by any state Blue Sky administration to suspend the effectiveness of any registration statement filed therewith with respect to the issuance of FNB Stock in the Merger.

(d) Regulatory Approvals. (i) The Merger and other transactions described herein shall have been approved, to the extent required by law, by the Federal Reserve Board, the Commissioner, and by all other governmental or regulatory agencies or authorities having jurisdiction over such transactions, (ii) no governmental or regulatory agency or authority shall have withdrawn its approval of such transactions or imposed any condition on such transactions or conditioned its approval thereof, which condition is reasonably deemed by FNB or Integrity to be materially disadvantageous or burdensome or to so adversely affect the economic or business benefits of this Agreement to FNB or Integrity’s shareholders as to render it inadvisable for it to consummate the Merger; (iii) all applicable waiting periods following regulatory approvals shall have expired without objection to the Merger by the Federal Reserve Board or other applicable regulatory authorities; and (iv) all other consents, approvals and permissions, and the satisfaction of all of the requirements prescribed by law or regulation, necessary to the carrying out of the transactions contemplated herein shall have been procured.

(e) Adverse Proceedings, Injunction, Etc. There shall not be (i) any order, decree or injunction of any court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the other transactions described herein or any of the parties hereto from consummating any such transaction, (ii) any pending or threatened investigation of the Merger or any of such other transactions by the Federal Reserve Board, or any actual or threatened litigation under federal antitrust laws relating to the Merger or any other such transaction, (iii) any suit, action or proceeding by any person (including any governmental, administrative or regulatory agency), pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit Integrity or FNB from consummating the Merger or carrying out any of the terms or provisions of this Agreement, or (iv) any other suit, claim, action or proceeding pending or threatened against Integrity or FNB or any of their respective officers or directors which shall reasonably be considered by Integrity or FNB to be materially burdensome in relation to the proposed Merger or materially adverse in relation to the financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of either such corporation, and which has not been dismissed, terminated or resolved to the satisfaction of all parties hereto within 90 days of the institution or threat thereof.

(f) Tax Opinion. The parties shall have received an opinion of Schell Bray Aycock Abel & Livingston P.L.L.C. or another tax advisor in form and substance satisfactory to FNB and Integrity, substantially to the effect that, for federal income tax purposes: (i) consummation of the Merger will constitute a “reorganization” as defined in Section 368(a) of the Code; (ii) no gain or loss will be recognized by FNB or Integrity by reason of the Merger, (iii) the exchange or cancellation of shares of Integrity Stock in the Merger will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of Integrity to the extent such shareholders receive FNB Stock in exchange for their shares of Integrity Stock (except with respect to cash in lieu of fractional shares); (iv) the basis of the FNB Stock to be received by a shareholder of Integrity will be the same as the basis of the Integrity Stock surrendered in exchange therefor, decreased by the amount of cash received, if any, and increased by the amount of dividend income or gain recognized, if any, as a result of the Merger; and (v) if Integrity Stock is a capital asset in the hands of the shareholder at the Effective Time, the holding period of the FNB Stock received by the shareholder in the Merger will include the holding period of Integrity Stock surrendered in exchange therefor. In rendering its opinion, Schell Bray Aycock Abel & Livingston P.L.L.C. or such other tax advisor will require and rely on representations by officers of FNB and Integrity, and will be entitled to make reasonable assumptions.

(g) NASDAQ Listing. FNB shall have satisfied all requirements for the shares of FNB Stock to be issued to the shareholders of Integrity and holders of options issued under the Integrity Option Plan in connection with the Merger to be listed on NASDAQ as of the Effective Time.

7.2 Additional Conditions to Integrity’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, Integrity’s separate obligation to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Change. There shall not have been any material adverse change in the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of FNB and its consolidated subsidiaries considered as one enterprise and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such material adverse change.

(b) Compliance with Laws. FNB shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation could or may have a material adverse effect on the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of FNB and its consolidated subsidiaries considered as one enterprise.

(c) FNB’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by Integrity as provided in Section 10.2 below, (i) each of the representations and warranties of FNB contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct on and as of the Effective Time with the same force and effect as though made on and as of such date, except (A) for changes which are not, in the aggregate, material and adverse to the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of FNB and its consolidated subsidiaries considered as one enterprise, and (B) for the effect of any activities or transactions that may have taken place after the date of this Agreement and are expressly contemplated by this Agreement; and (ii) FNB shall have performed in all material respects all of its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date. Integrity shall have received a certificate dated as of the Closing Date and executed by the chief executive officer and chief financial officer of FNB to the foregoing effect and as to such other matters as may be reasonably requested by Integrity.

(d) Legal Opinion of FNB’s Counsel. Integrity shall have received from Schell Bray Aycock Abel & Livingston P.L.L.C., counsel for FNB, a written opinion dated as of the Closing Date in form and substance customary for transactions of this nature and otherwise reasonably satisfactory to Integrity and its counsel.

(e) Fairness Opinion. The Board of Directors of Integrity shall have received from Integrity’s financial advisor, McColl Partners, an opinion dated as of the date of this Agreement to the effect that the consideration to be received by Integrity’s shareholders in the Merger is fair, from a financial point of view, to the shareholders of Integrity.

(f) Other Documents and Information from FNB. FNB shall have provided to Integrity correct and complete copies of its Articles of Incorporation, bylaws and Board of Directors resolutions approving this Agreement and the Merger (all certified by its Secretary), together with certificates of the incumbency of its officers and such other closing documents and information as may be reasonably requested by Integrity or its counsel.

7.3 Additional Conditions to FNB’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, FNB’s obligations to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Change. There shall not have occurred any material adverse change in the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of Integrity and its subsidiaries considered as one enterprise and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such material adverse change.

(b) Compliance with Laws. Integrity shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation could or may have a material adverse effect on the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of FNB or Integrity.

(c) Integrity’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by FNB as provided in Section 10.2 below, (i) each of the representations and warranties of Integrity contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct at and as of the Effective Time with the same force and effect as though made on and as of such date, except (A) for changes which are not, in the aggregate, material and adverse to the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of Integrity and its subsidiaries considered as one enterprise, and (B) for the effect of any activities or transactions that may have taken place after the date of this Agreement and are expressly contemplated by this Agreement, and (ii) Integrity shall have performed in all material respects all its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date. FNB shall have received a certificate dated as of the Closing Date and executed by the chief executive officer and chief financial officer of Integrity to the foregoing effect and as to such other matters as may be reasonably requested by FNB.

(d) Legal Opinion of Integrity’s Counsel. FNB shall have received from Gaeta & Eveson, P.A., counsel to Integrity, a written opinion, dated as of the Closing Date in form and substance customary for transactions of this nature and otherwise reasonably satisfactory to FNB and its counsel.

(e) Other Documents and Information from Integrity. Integrity shall have provided to FNB correct and complete copies of Integrity’s Articles of Incorporation, bylaws and Board and shareholder resolutions (all certified by Integrity’s Secretary), together with certificates of the incumbency of Integrity’s officers and such other closing documents and information as may be reasonably requested by FNB or its counsel.

(f) Amendments to Benefit Plans. The Board of Directors of Integrity shall have adopted and implemented, effective as of the Effective Time, such amendments to the Integrity Option Plan as may be necessary in accordance with the provisions of this Agreement and otherwise satisfactory to FNB.

(g) Consents to Assignment of Property Leases. Integrity shall have obtained all required consents to the assignment to FNB of its rights and obligations under any personal property lease and any Real Property Lease material to the business of Integrity and its subsidiaries considered as one enterprise, and such consents shall be in such form and substance as shall be reasonably satisfactory to FNB; and each of the lessors of Integrity shall have confirmed in writing that Integrity is not in default under the terms and conditions of any personal property lease or any Real Property Lease.

(h) Bank Merger Complete. The merger of CVB with and into FGB contemplated by Section 4.1(g) shall have been consummated.

(i) Fairness Opinion. The Board of Directors of FNB shall have received from FNB’s financial advisor, Legg Mason, an opinion dated as of this Agreement to the effect that the consideration to be paid in the Merger is fair, from a financial point of view, to the shareholders of FNB.

ARTICLE VIII. TERMINATION; BREACH; REMEDIES

8.1 Mutual Termination. At any time prior to the Effective Time (and whether before or after approval hereof by the shareholders of Integrity and FNB), this Agreement may be terminated by the mutual agreement of FNB and Integrity. Upon any such mutual termination, all obligations of Integrity and FNB hereunder shall terminate and each party shall pay costs and expenses as provided in Section 6.4 above.

8.2 Unilateral Termination. This Agreement may be terminated by either FNB or Integrity (whether before or after approval hereof by Integrity’s or FNB’s shareholders) upon written notice to the other party and under the circumstances described below.

(a) Termination by FNB. This Agreement may be terminated by FNB by action of its Board of Directors:

(i) if any of the conditions to the obligations of FNB (as set forth in Section 7.1 and 7.3 above) shall not have been satisfied or effectively waived in writing by FNB by May 31, 2006 (except to the extent that the failure of such condition to be satisfied has been caused by the failure of FNB to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if Integrity shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article IV or Article VI herein in any material respect;

(iii) if FNB determines at any time that any of Integrity’s representations or warranties contained in Article II above or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect;

(iv) if, notwithstanding FNB’s satisfaction of its obligations under Sections 5.8 and 6.1 above, Integrity’s or FNB’s shareholders do not approve this Agreement and Plan of Merger at its shareholders’ meeting held for such purpose;

(v) if the Merger shall not have become effective on or before May 31, 2006 unless such date is extended as evidenced by the written mutual agreement of the parties hereto; provided, however, that in the event there is a delay of not more than 30 days caused by circumstances beyond the control of the parties hereto, the dates set forth in this Section 8.2(a) shall be extended by mutual agreement for up to an additional 60 days;

(vi) if (A) Integrity shall have breached Section 4.4 in any respect materially adverse to FNB, (B) Integrity shall have breached its obligations set forth in Section 4.3(b) to make its Approval Recommendation or shall have effected a Change in Recommendation, (C) the Integrity Board of Directors shall have recommended approval of an Acquisition Proposal, or (D) Integrity shall have breached its obligations set forth in Section 4.3(a) to hold the meeting of shareholders to approve and adopt the Plan of Merger; or

(vii) under the circumstances described in Section 6.7 above.

However, before FNB may terminate this Agreement for any of the reasons specified above in (i), (ii) or (iii) of this Section 8.2(a), it shall give written notice to Integrity as provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and, such termination by FNB shall not become effective if, within 30 days following the giving of such notice, Integrity shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of FNB. In the event Integrity cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of FNB within such 30-day period, FNB shall have 30 days to notify Integrity of its intention to terminate this Agreement. A failure to so notify Integrity will be deemed to be a waiver by FNB of the breach, default or violation pursuant to Section 10.2 below.

(b) Termination by Integrity. This Agreement may be terminated by Integrity by action of its Board of Directors:

(i) if any of the conditions of the obligations of Integrity (as set forth in Section 7.1 and 7.2 above) shall not have been satisfied or effectively waived in writing by Integrity by May 31, 2006 (except to the extent that the failure of such condition to be satisfied has been caused by the failure of Integrity to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if FNB shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article V or Article VI herein in any material respect;

(iii) if Integrity determines that any of FNB’s representations and warranties contained in Article III herein or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect;

(iv) if, notwithstanding Integrity’s satisfaction of its obligations contained in Sections 4.3 and 6.1 above, FNB’s or Integrity’s shareholders do not approve this Agreement and Plan of Merger at its shareholders’ meeting called for such purpose;

(v) if the Merger shall not have become effective on or before May 31, 2006, unless such date is extended as evidenced by the written mutual agreement of the parties hereto; provided, however, that in the event there is a delay of not more than 30 days caused by circumstances beyond the control of the parties hereto, the dates set forth in this Section 8.2(b) shall be extended by mutual agreement for up to an additional 60 days; or

(vi) At any time prior to the date of mailing of the Joint Proxy Statement/Prospectus, by Integrity in order to enter concurrently into an Acquisition Proposal that has been received by Integrity and the Integrity Board of Directors in compliance with Sections 4.4(a) and (b) and that Integrity’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, is a Superior Proposal; provided, however, that this Agreement may be terminated by Integrity pursuant to this Section 8.2(b)(vi) only after the fifth Business Day following Integrity’s provision of written notice to FNB advising FNB that the Integrity Board of Directors is prepared to accept a Superior Proposal and only if (x) during such five-Business Day period, Integrity has caused its financial and legal advisors to negotiate with FNB in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, (y) Integrity’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by FNB and further provided that such termination shall not be effective until Integrity has paid the Break-up Fee to FNB.

However, before Integrity may terminate this Agreement for any of the reasons specified above in clause (i), (ii) or (iii) of this Section 8.2(b), it shall give written notice to FNB as provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and, such termination by Integrity shall not become effective if, within 30 days following the giving of such notice, FNB shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Integrity. In the event FNB cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Integrity within such 30-day period, Integrity shall have 30 days to notify FNB of its intention to terminate this Agreement. A failure to so notify FNB will be deemed to be a waiver by Integrity of the breach, default or violation pursuant to Section 10.2 below.

(c) Termination by Integrity or Increase in Exchange Ratio. This Agreement may be terminated by action of the Board of Directors of Integrity if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date (as defined below), that both of the following conditions are satisfied:

(i) the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price (as defined below); and

(ii) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “FNB Ratio”) shall be less than the “Index Ratio” (which shall mean the quotient obtained by dividing the Index Price on the Determination Date by the Index Price (as defined below) on the Starting Date (as defined below) and subtracting 0.20 from the quotient in this parenthetical); subject, however, to the following three sentences. If Integrity desires to terminate the Merger pursuant to this Section 8.2(c), it shall give prompt written notice thereof to FNB; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, FNB shall have the option to elect to increase the

Exchange Ratio to equal the lesser of (x) the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (A) the product of 0.80, the Starting Price, and Exchange Ratio (as then in effect) by (B) the Average Closing Price, and (y) the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the FNB Ratio. If FNB makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to Integrity of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 8.2(c) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.2(c).

For purposes of this Section 8.2(c), the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the average of the daily last sales prices of FNB Stock as reported on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by FNB) for the twenty consecutive full trading days in which such shares are traded on NASDAQ ending at the close of trading on the Determination Date.

“Determination Date” shall mean the later of the date on which both (i) the approval of the Federal Reserve Board of the Merger (without regard to any requisite waiting period thereof) shall have been received and (ii) the shareholders of both Integrity and FNB shall have approved the Merger at their respective shareholders’ meetings.

“Index Price” on a given date shall mean the closing quoted index value of the companies comprising the NASDAQ Bank Index [IXBK].

“Starting Date” shall mean September 16, 2005.

“Starting Price” shall mean the last sale price per share of FNB Stock as reported on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by FNB) on the Starting Date.

8.3 Breach; Remedies.

(a) Except as otherwise provided below or in Section 4.4, in the event of a breach by Integrity of any of its representations or warranties contained in this Agreement or in any other certificate or writing delivered pursuant to this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in this Agreement, then FNB’s sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Section 8.2 above, or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof.

(b) Likewise, and except as otherwise provided below, in the event of a breach by FNB of any of its representations or warranties contained in this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in this Agreement, then Integrity’s sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Section 8.2 above, or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof.

(c) Notwithstanding anything contained herein to the contrary, if either party to this Agreement breaches this Agreement by willfully or intentionally failing to perform or violating any of its obligations, agreements or covenants contained in this Agreement, such party shall be obligated to pay all expenses of the other party described in Section 6.4, together with other damages recoverable at law or in equity.

ARTICLE IX. INDEMNIFICATION

9.1 Agreement to Indemnify. In the event this Agreement is terminated for any reason and the Merger is not consummated, then Integrity and FNB will indemnify each other as provided below.

(a) By Integrity. Integrity shall indemnify, hold harmless and defend FNB from and against any and all claims, disputes, demands, causes of action, suits, proceedings, losses, damages, liabilities, obligations, costs and expenses of every kind and nature that arise from or are related to claims by third parties, including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith, whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by FNB:

(i) in connection with or which arise out of or result from or are based upon (A) Integrity’s operations or business transactions or its relationship with any of its employees, or (B) Integrity’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of or result from or are based upon any fact, condition or circumstance that constitutes a breach by Integrity of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of Integrity to perform any of its covenants, agreements or obligations under or in connection with this Agreement;

(iii) in connection with or which arise out of or result from or are based upon any information provided by Integrity which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus at the time of its mailing to Integrity’s and FNB’s shareholders to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading; and

(iv) in connection with or which arise out of or result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation on, from or relating to the Real Property by Integrity or any other person of any Hazardous Substances, or any action taken or any event or condition occurring or existing with respect to the Real Property which constitutes a violation of any Environmental Laws by Integrity or any other person.

(b) By FNB. FNB shall indemnify, hold harmless and defend Integrity from and against any and all claims, disputes, demands, causes of action, suits, proceedings, losses, damages, liabilities, obligations, costs and expenses of every kind and nature that arise from or are related to claims by third parties, including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith, whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by Integrity:

(i) in connection with or which arise out of or result from or are based upon (A) FNB’s operations or business transactions or its relationship with any of its employees, or (B) FNB’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of or result from or are based upon any fact, condition or circumstance that constitutes a breach by FNB of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of FNB to perform any of its covenants, agreements or obligations under or in connection with this Agreement; and,

(iii) in connection with or which arise out of or result from or are based upon any information provided by FNB which is included in the Proxy Statement/Prospectus and which information causes the Proxy

Statement/Prospectus at the time of its mailing to FNB’s and Integrity’s shareholders to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

9.2 Procedure for Claiming Indemnification.

(a) By FNB. If any matter subject to indemnification hereunder arises in the form of a claim against FNB or its successors and assigns (herein referred to as a “Third Party Claim”), FNB promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to Integrity. Within 15 days of such notice, Integrity either (i) shall pay the Third Party Claim either in full or upon agreed compromise or (ii) shall notify FNB that Integrity disputes the Third Party Claim and intends to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by Integrity and the cost of such defense shall be borne by Integrity except that FNB shall have the right to participate in such defense at its own expense and provided that Integrity shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind upon FNB or its successors or assigns. FNB agrees that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to Integrity without charge therefor except for out-of-pocket expenses. If Integrity fails to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, FNB shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. FNB also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by Integrity.

(b) By Integrity. If any matter subject to indemnification hereunder arises in the form of a claim against Integrity or its successors and assigns (herein referred to as a “Third Party Claim”), Integrity promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to FNB. Within 15 days of such notice, FNB either (i) shall pay the Third Party Claim either in full or upon agreed compromise or (ii) shall notify Integrity that FNB disputes the Third Party Claim and intends to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by FNB and the cost of such defense shall be borne by FNB except that Integrity shall have the right to participate in such defense at its own expense and provided that FNB shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind upon Integrity or its successors and assigns. Integrity agrees that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to FNB without charge therefor except for out-of-pocket expenses. If FNB fails to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, Integrity shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. Integrity also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by FNB.

ARTICLE X. MISCELLANEOUS PROVISIONS

10.1 Reservation of Right to Revise Structure. Notwithstanding any provision herein to the contrary, FNB shall have the unilateral right to revise the structure of the Merger to achieve the tax consequences described in Section 6.8 or for any other reason FNB may deem advisable; provided, however, that no such change will (i) alter or change the amount or kind of consideration to be received by the shareholders of Integrity in the Merger or (ii) adversely affect the tax treatment to the shareholders of Integrity as a result of receiving such consideration. In the event of such election by FNB, the parties hereto shall execute an appropriate amendment to this Agreement.

10.2 Survival of Representations, Warranties, Indemnification and Other Agreements.

(a) Representations, Warranties and Other Agreements. None of the representations, warranties or agreements herein shall survive the effectiveness of the Merger, and no party shall have any right after the Effective Time to recover damages or any other relief from any other party to this Agreement by reason of any breach of representation or warranty, any nonfulfillment or nonperformance of any agreement contained herein, or otherwise; provided, however, that the parties’ agreements contained in Section 6.6 above and FNB’s covenants contained in Sections 5.1 through 5.5 above shall survive the effectiveness of the Merger.

(b) Indemnification. The parties’ indemnification agreements and obligations pursuant to Section 9.1 above shall become effective only in the event this Agreement is terminated, and neither of the parties shall have any obligations under Section 9.1 in the event of or following consummation of the Merger.

10.3 Waiver. Any term or condition of this Agreement may be waived (except as to matters of regulatory approvals and approvals required by law), either in whole or in part, at any time by the party which is, and whose shareholders are, entitled to the benefits thereof, provided, however, that any such waiver shall be effective only upon a determination by the waiving party (through action of its Board of Directors) that such waiver would not adversely affect the interests of the waiving party or its shareholders; and, provided further, that no waiver of any term or condition of this Agreement by any party shall be effective unless such waiver is in writing and signed by the waiving party or as provided in Sections 8.2(a) and 8.2(b) above, or be construed to be a waiver of any succeeding breach of the same term or condition. No failure or delay of any party to exercise any power, or to insist upon a strict compliance by any other party of any obligation, and no custom or practice at variance with any terms hereof, shall constitute a waiver of the right of any party to demand full and complete compliance with such terms.

10.4 Amendment. This Agreement may be amended, modified or supplemented at any time or from time to time prior to the Effective Time, and either before or after its approval by the shareholders of Integrity and FNB, by an agreement in writing approved by a majority of the Boards of Directors of FNB and Integrity executed in the same manner as this Agreement; provided however, that the provisions of this Agreement relating to the manner or basis in which shares of Integrity Stock are converted into FNB Stock shall not be amended after the approval of this Agreement and Plan of Merger by the shareholders of Integrity without the requisite approval of such shareholders of such amendment.

10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or mailed by certified mail, return receipt requested, postage prepaid, and addressed as follows:

(a) If to Integrity, to:

Integrity Financial Corporation

Attention: Mr. W. Alex Hall, Jr., President

39 Second Street, N.W.

Hickory, North Carolina 28601

With copy to:

Gaeta & Eveson, P.A.

Attention: Anthony Gaeta, Jr.

8305 Falls of Neuse Road, Suite 203

Raleigh, North Carolina 27615

(b) If to FNB, to:

FNB Corp.

Attention: Mr. Michael C. Miller, President

Post Office Box 1328 (27204)

101 Sunset Avenue

Asheboro, North Carolina 27203

With copy to:

Schell Bray Aycock Abel & Livingston P.L.L.C.

Attention: Melanie S. Tuttle

1500 Renaissance Plaza

230 North Elm Street

Greensboro, North Carolina 27420

10.6 Further Assurance. Integrity and FNB shall each furnish to the other such further assurances with respect to the matters contemplated herein and their respective agreements, covenants, representations and warranties contained herein, including the opinion of legal counsel, as such other party may reasonably request.

10.7 Headings and Captions. Headings and captions of the sections and Sections of this Agreement have been inserted for convenience of reference only and do not constitute a part hereof.

10.8 Entire Agreement. This Agreement (including all schedules and exhibits attached hereto and all documents incorporated herein by reference) contains the entire agreement of the parties with respect to the transactions described herein and supersedes any and all other oral or written agreement(s) heretofore made, and there are no representations or inducements by or to, or any agreements between, any of the parties hereto other than those contained herein in writing.

10.9 Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, Section, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision or part hereof.

10.10 Assignment. This Agreement may not be assigned by either party hereto except with the prior written consent of the other party hereto.

10.11 Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which shall be considered an original and all of which together shall constitute one agreement.

10.12 Governing Law. This Agreement is made in and shall be construed and enforced in accordance with the laws of North Carolina.

10.13 Inspection. Any right of FNB or Integrity hereunder to investigate or inspect the assets, books, records, files and other information of the other in no way shall establish any presumption that FNB or Integrity should have conducted any investigation or that such right has been exercised by FNB or Integrity or their agents, representatives or others. Any investigations or inspections that have been made by FNB or Integrity or their agents, representatives or others prior to the Closing Date shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of Integrity or FNB in this Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, Integrity and FNB each has caused this Agreement to be executed in its name by its duly authorized officers and its corporate seal to be affixed hereto as of the date first above written.

INTEGRITY FINANCIAL CORPORATION

By	/s/ W. ALEX HALL, JR.
President and Chief Executive Officer

FNB CORP.

By	/s/ MICHAEL C. MILLER
President and Chief Executive Officer

SCHEDULES TO

AGREEMENT AND PLAN OF MERGER

SCHEDULE	DESCRIPTION
A	Plan of Merger

SCHEDULE A

to Agreement and Plan of Merger

dated as of September 18, 2005

PLAN OF MERGER

OF

INTEGRITY FINANCIAL CORPORATION

WITH AND INTO

FNB CORP.

A. Parties to Merger. The parties to the proposed merger are Integrity Financial Corporation, a North Carolina corporation (“Integrity”), and FNB Corp., a North Carolina corporation (“FNB”).

B. Nature of Transaction. Subject to the provisions of this Plan of Merger, Integrity shall be merged with and into FNB (the “Merger”) with the effect provided in the North Carolina Business Corporation Act.

C. Surviving Corporation. FNB shall be the surviving corporation in the Merger. At the Effective Time (as hereinafter defined) of the Merger, the name of the surviving corporation shall be changed to FNB United Corp.

D. Effective Time. The Merger shall be effective on the date and at the time on which Articles of Merger containing this Plan of Merger and the other provisions required by, and executed in accordance with, applicable North Carolina and applicable federal law shall have been accepted for filing by the Secretary of State of the State of North Carolina (or such later time as may be specified in the Articles of Merger) (the “Effective Time”). At the Effective Time, the separate corporate existence of Integrity shall cease and the corporate existence of FNB shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger.

E. Conversion and Exchange of Shares.

1. At the Effective Time, all rights of Integrity’s shareholders with respect to all then outstanding shares of the common stock of Integrity, $1.00 par value per share (“Integrity Stock”) shall cease to exist, and the holders of Integrity Stock shall cease to be, and shall have no further rights as, shareholders of Integrity. At the Effective Time, each such outstanding share of Integrity Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Integrity, FNB or any of their subsidiaries, which shall be canceled in the Merger) shall be converted exclusively into the right to receive $5.20 in cash, without interest, and a number of shares of the common stock of FNB, par value $2.50 per share (the “FNB Stock”), equal to the product of 1.1209 (the “Exchange Ratio”) and 0.78. The amount of cash into which shares of Integrity Stock shall be converted pursuant to this Plan of Merger is sometimes hereinafter referred to as “Cash Consideration,” and the number of shares of FNB Stock into which shares of Integrity Stock shall be converted pursuant to this Plan of Merger is sometimes hereinafter referred to as “Stock Consideration.” The Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.” No share of Integrity Stock shall be deemed to be outstanding or have any rights other than those set forth in this Section E.1 after the Effective Time. [The Exchange Ratio is subject to possible adjustment in accordance with Sections 1.5(c) and 8.2(c) of the Agreement and Plan of Merger, dated as of September 18, 2005, by and between FNB and Integrity. If so adjusted, the adjusted Exchange Ratio shall be reflected in this Plan of Merger prior to filing with the Secretary of State of North Carolina.]

2. Each share of the FNB Stock issued and outstanding immediately prior to the Effective Time of the Merger shall continue to be issued and outstanding and shall not be affected by the Merger.

3. Notwithstanding any other provision of this Plan of Merger, each holder of shares of Integrity Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of

FNB Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FNB Stock multiplied by the market value of one share of FNB Stock upon the Effective Time. The market value of one share of FNB Stock at the Effective Time shall be the last sale price of FNB Stock on Nasdaq Stock Market, Inc. National Market System as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by FNB, on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

4. As of the Effective Time, FNB shall deposit, or shall cause to be deposited, with Registrar and Transfer Company, in its capacity as the transfer agent of FNB Stock (the “Exchange Agent”), for the benefit of each holder of Integrity Stock for exchange in accordance with this Plan of Merger, (i) certificates representing the aggregate number of whole shares of FNB Stock to be issued as Stock Consideration, and (ii) the aggregate amount of cash to be delivered to holders of Integrity Stock as Cash Consideration and in lieu of any fractional shares, to be issued and paid pursuant to this Plan of Merger for outstanding shares of Integrity Stock (such certificates for shares of FNB Stock and such cash are referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions in accordance with this Plan of Merger, deliver the FNB Stock and cash contemplated to be issued with respect to Integrity Stock out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by FNB, on a daily basis. Any interest and other income resulting from such investments shall be paid to FNB.

5. After the Effective Time, FNB shall cause the Exchange Agent to mail to the shareholders of Integrity of record at the Effective Time transmittal materials and other appropriate written instructions (collectively, a “Transmittal Letter”) (which shall specify that delivery shall be effected, and risk of loss and title to the certificate representing shares of Integrity Stock prior to such Effective Time shall pass, only upon proper delivery of such certificates to the Exchange Agent and which shall be in such form and have such other provisions as FNB may reasonably specify). After the Effective Time and upon the proper surrender of certificate(s) representing shares of Integrity Stock to the Exchange Agent, together with a properly completed and duly executed Transmittal Letter, the holder of such certificate(s) shall be entitled to receive in exchange therefor the number of shares of FNB Stock and the cash to which such holder is entitled hereunder (including any cash payments to which such holder is entitled hereunder in respect of rights to receive fractional shares and any dividends or other distributions to which such holder is entitled pursuant to Section E.6 below), subject to any required withholding of applicable taxes. Neither FNB nor the Exchange Agent shall be obligated to deliver any of such payments in cash or stock until such holder surrenders the certificate(s) representing such holder’s shares. The certificate(s) so surrendered shall be duly endorsed as the Exchange Agent may require. If there is a transfer of ownership of any shares of Integrity Stock not registered in the transfer records of Integrity, the Merger Consideration shall be issued to the transferee thereof if the certificates representing such Integrity Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of FNB and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Any portion of the Exchange Fund that remains undistributed to the holders of certificates representing Integrity Stock for six months after the Effective Time shall be delivered to FNB, upon demand, and any shareholders of Integrity who have not previously complied with the provisions of this Plan of Merger shall thereafter look only to FNB for payment of their claim for FNB Stock and cash and any dividends or distributions with respect to FNB Stock. Any portion of the Exchange Fund remaining unclaimed by holders of Integrity Stock five years after the Effective Time (or such earlier date immediately prior to such time as such portion would otherwise escheat to or become property of any government entity) shall, to the extent permitted by applicable law, become the property of FNB free and clear of any claims or interest of any person previously entitled therein. Any other provision of this Agreement notwithstanding, neither FNB nor the Exchange Agent shall be liable to any holder of shares of Integrity Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property law.

6. At the Effective Time, the stock transfer books of Integrity shall be closed as to holders of Integrity Stock immediately prior to the Effective Time and no transfer of Integrity Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section E.5 above, each certificate theretofore representing shares of Integrity Stock (other than shares to be canceled pursuant to Section E.1 above) shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration. If, after the Effective Time, certificates representing Integrity Stock are presented to FNB or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Plan of Merger. To the extent permitted by North Carolina law, former shareholders of record of Integrity shall be entitled to vote after the Effective Time at any meeting of shareholders of FNB the number of whole shares of FNB Stock into which their respective shares of Integrity Stock are converted, regardless of whether such holders have exchanged their certificates representing Integrity Stock for certificates representing FNB Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FNB on the FNB Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of FNB Stock to be issued pursuant to the Merger, but beginning at the Effective Time no dividend or other distribution payable to the holders of record of FNB Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Integrity Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section E.5 above; provided, however, that upon surrender of such Integrity Stock certificate (or compliance with Section E.7 below), the FNB Stock certificate, together with all undelivered dividends or other distributions (without interest) and any cash payments to be paid for fractional share interests (without interest), shall be delivered and paid with respect to each share represented by such Integrity Stock certificate.

7. Any shareholder of Integrity whose certificate representing shares of Integrity Stock has been lost, destroyed, stolen or otherwise is missing shall be entitled to receive a certificate representing the shares of FNB Stock and/or any cash, including cash in lieu of fractional shares, to which he or she is entitled in accordance with and upon compliance with conditions reasonably imposed by the exchange agent or FNB (including, without limitation, a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and FNB).

F. Abandonment. This Plan of Merger may be terminated and the Merger may be abandoned at any time prior to the Effective Time upon termination of the Merger Agreement.

Appendix B

Opinion of Legg Mason Wood Walker, Incorporated — to be filed by amendment

B-1

Appendix C

September 16, 2005

Board of Directors

Integrity Financial Corporation

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.00 per share (the “Integrity Shares”) of the Merger Consideration (as defined below) to be received by such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of September 16, 2005 (the “Agreement”) between Integrity Financial Corporation (“Integrity”) and FNB Corp. (“FNB Corp.”). The Agreement provides that Integrity will be merged with and into FNB Corp (the “Merger”), and that each outstanding Integrity Share, will be converted into the right to receive 0.8743 shares of common stock, par value $2.50 per share, of FNB Corp (“FNB Corp Shares”), and $5.20 in cash, without interest (collectively, such amounts of FNB Corp Shares and cash are the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

McColl Partners, LLC, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. We have acted exclusively for the Board of Directors of Integrity in rendering this fairness opinion and will receive a fee from Integrity for our services.

In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Integrity that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of FNB Corp that we deemed relevant; (iv) internal financial projections for Integrity for the year ending December 31, 2005 prepared by and reviewed with management of Integrity; (v) internal financial projections for FNB Corp for the year ending December 31, 2005 prepared by and reviewed with management of FNB Corp; (vi) the estimated pro forma financial impact of the Merger on FNB Corp, based on assumptions relating to transaction expenses and purchase accounting adjustments determined by the senior managements, representatives and advisors of Integrity and FNB Corp; (vii) the publicly reported historical price and trading activity for Integrity Shares and FNB Corp Shares, including a comparison of certain financial and stock market information for Integrity and FNB Corp with similar publicly available information for certain other companies whose securities are publicly traded; (viii) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Integrity the business, financial condition, results of operations, regulatory relations and prospects of Integrity and held similar discussions with certain members of senior management of FNB Corp regarding the business, financial condition, results of operations, regulatory relations and prospects of FNB Corp. We further reviewed and discussed with senior officers, directors and the representatives and advisors to Integrity and FNB Corp certain internal financial analyses and forecasts for Integrity and FNB Corp prepared by or on behalf of each of their respective managements, including certain cost savings and operating synergies projected by the management of

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Board of Directors

Integrity Financial Corporation

September 16, 2005

Integrity likely to be available from the Merger. We also have held discussions with senior officers, directors and the representatives and advisors of Integrity and FNB Corp regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Integrity or FNB Corp or their respective representatives or that was otherwise reviewed by us, and we assume no responsibility for independently verifying the accuracy and completeness of such information. In that regard, we have assumed that the internal financial forecasts prepared by the managements of Integrity and FNB Corp have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Integrity and FNB Corp, as the case may be. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Integrity and FNB Corp or on the expected benefits of the Merger. We have further relied on the assurances of the managements of Integrity and FNB Corp that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.

We are not experts in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses, or evaluating mortgage servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation or appraisal of any specific assets, any collateral securing assets, or the liabilities, including any contingent, derivative or off–balance sheet assets or liabilities, of Integrity or FNB Corp. or any of their subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Integrity or FNB Corp nor have we reviewed any individual credit files relating to Integrity or FNB Corp. We have assumed that the respective allowances for loan losses for both Integrity and FNB Corp are adequate to cover such losses and will be adequate for the combined entity on a pro forma basis after all accounting adjustments for the Merger and the related transactions. With respect to the financial projections for Integrity and FNB Corp and all projections of transaction costs, purchase and other accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Integrity and FNB Corp and used by McColl Partners in its analyses, Integrity’s and FNB Corp’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Integrity and FNB Corp and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Integrity’s or FNB Corp’s assets, financial condition, results of operations, regulatory relations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Integrity and FNB Corp will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the representations, warranties, covenants and conditions precedent contained in the Agreement and in any related documents, instruments and agreements are not waived or changed and that the Merger will not be taxable for federal income tax purposes at the corporate level or as to any holder of Integrity Shares that receives solely FNB Corp Shares in the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have no obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what

Board of Directors

Integrity Financial Corporation

September 16, 2005

the value of FNB Corp Shares will be when issued to Integrity’s shareholders at the Closing (as defined in the Agreement) pursuant to the Agreement or the prices at which Integrity Shares or FNB Corp Shares may trade at any time.

We have acted as Integrity’s financial advisor in connection with the Merger and will receive a fee for our services, including the rendering of this opinion, substantially all of which (excluding our retainer, reimbursement of expenses and indemnity and contribution rights) is contingent upon consummation of the Merger. Integrity has agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services for Integrity and have received compensation for such services, and we may provide additional services, and receive compensation for such services, prior to the Closing of the Merger. We also may provide investment banking services to Integrity and FNB Corp in the future.

Our advisory services and opinion are provided for the information of the Board of Directors of Integrity in connection with its consideration of the Merger and our opinion does not constitute a recommendation to any holder of Integrity Shares as to how any such holders should vote their Integrity Shares at any meeting of Integrity shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration provided by the Agreement to holders of Integrity Shares and does not address the underlying business decision of Integrity to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Integrity or the effect of any other transaction in which Integrity might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without McColl Partners’ prior express written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Integrity Shares pursuant to the Merger is fair to such shareholders from a financial point of view.

Very truly yours,

McColl Partners, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Article VIII of FNB’s Amended and Restated Bylaws provides:

ARTICLE VIII.

Indemnification

1. Extent. In addition to the indemnification otherwise provided by law, the corporation shall indemnify and hold harmless its directors and officers against liability and litigation expense, including reasonable attorneys’ fees, arising out of their status as directors or officers or their activities in any of such capacities or in any capacity in which any of them is or was serving, at the corporation’s request, in another corporation, partnership, joint venture, trust or other enterprise, and the corporation shall indemnify and hold harmless those directors, officers or employees of the corporation and who are deemed to be fiduciaries of the corporation’s employee pension and welfare benefit plans as defined under the Employee Retirement Income Security Act of 1974, as amended (“ERISA fiduciaries”) against all liability and litigation expense, including reasonable attorneys’ fees, arising out of their status or activities as ERISA fiduciaries; provided, however, that the corporation shall not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities that at the time taken were known or reasonably should have been known by him to be clearly in conflict with the best interests of the corporation, and the corporation shall not indemnify an ERISA fiduciary against any liability or litigation expense that he may incur on account of his activities that at the time taken were known or reasonably should have been known by him to be clearly in conflict with the best interests of the employee benefit plan to which the activities relate. The corporation shall also indemnify the director, officer, and ERISA fiduciary for reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification granted herein, if it is determined in accordance with Section 2 of this Article that the director, officer and ERISA fiduciary is entitled to indemnification hereunder.

2. Determination. Any indemnification under Section 1 of this Article shall be paid by the corporation in any specific case only after a determination that the director, officer or ERISA fiduciary did not act in a manner, at the time the activities were taken, that was known or reasonably should have been known by him to be clearly in conflict with the best interests of the corporation, or the employee benefit plan to which the activities relate, as the case may be. Such determination shall be made (a) by the affirmative vote of a majority (but not less than two) of directors who are or were not parties to such action, suit or proceeding or against whom any such claim is asserted (“disinterested directors”) even though less than a quorum, or (b) if a majority (but not less than two) of disinterested directors so direct, by independent legal counsel in a written opinion, or (c) by the vote of a majority of all of the voting shares other than those owned or controlled by directors, officers or ERISA fiduciaries who were parties to such action, suit or proceeding or against whom such claim is asserted, or by a unanimous vote of all of the voting shares, or (d) by a court of competent jurisdiction.

3. Advanced Expenses. Expenses incurred by a director, officer or ERISA fiduciary in defending a civil or criminal claim, action, suit or proceeding may, upon approval of a majority (but not less than two) of the disinterested directors, even though less than a quorum, or, if there are less than two disinterested directors, upon unanimous approval of the Board of Directors, be paid by the corporation in advance of the final disposition of such claim, action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or ERISA fiduciary to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified against such expenses by the corporation.

4. Corporation. For purposes of this Article, references to directors, officers or ERISA fiduciaries of the “corporation” shall be deemed to include directors, officers and ERISA fiduciaries of FNB Corp., its subsidiaries, and all constituent corporations absorbed into FNB Corp. or any of its subsidiaries by a consolidation or merger.

5. Reliance and Consideration. Any director, officer or ERISA fiduciary who at any time after the adoption of this Bylaw serves or has served in any of the aforesaid capacities for or on behalf of the corporation shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the right of indemnification provided herein. Such right shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the provision of this Bylaw. No amendment, modification or repeal of this Article VIII shall adversely affect the right of any director, officer or ERISA fiduciary to indemnification hereunder with respect to any activities occurring prior to the time of such amendment, modification or repeal.

6. Insurance. The corporation may purchase and maintain insurance on behalf of its directors, officers, employees and agents and those persons who were serving at the request of the corporation as a director, officer, partner or trustee of, or in some other capacity in, another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article or otherwise. Any full or partial payment made by an insurance company under any insurance policy covering any director, officer, employee or agent made to or on behalf of a person entitled to indemnification under this Article shall relieve the corporation of its liability for indemnification provided for in this Article or otherwise to the extent of such payment, and no insurer shall have a right of subrogation against the corporation with respect to such payment.

The North Carolina General Statutes contain provisions prescribing the extent to which directors and officers shall or may be indemnified. These statutory provisions are set forth below:

CH. 55 NORTH CAROLINA BUSINESS CORPORATION ACT

Part 5. Indemnification.

§ 55-8-50. Policy statement and definitions.

(a) It is the public policy of this State to enable corporations organized under this Chapter to attract and maintain responsible, qualified directors, officers, employees and agents, and, to that end, to permit corporations organized under this Chapter to allocate the risk of personal liability of directors, officers, employees and agents through indemnification and insurance as authorized in this Part.

(b) Definitions in this Part:

(1) “Corporation” includes any domestic or foreign corporation absorbed in a merger which, if its separate existence had continued, would have had the obligation or power to indemnify its directors, officers, employees, or agents, so that a person who would have been entitled to receive or request indemnification from such corporation if its separate existence had continued shall stand in the same position under this Part with respect to the surviving corporation.

(2) “Director” means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation’s request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director.

(3) “Expenses” means expenses of every kind incurred in defending a proceeding, including counsel fees.

(4) “Liability” means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

(4a) “Officer”, “employee”, or “agent” includes, unless the context requires otherwise, the estate or personal representative of a person who acted in that capacity.

(5) “Official capacity” means: (i) when used with respect to a director, the office of director in a corporation; and (ii) when used with respect to an individual other than a director, as contemplated in G.S. 55-8-56, the office in a corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation. “Official capacity” does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise.

(6) “Party” includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7) “Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

§ 55-8-51. Authority to indemnify.

(a) Except as provided in subsection (d), a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

(1) He conducted himself in good faith; and

(2) He reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and (ii) in all other cases, that his conduct was at least not opposed to its best interests; and

(3) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(b) A director’s conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(ii).

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of no contest or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(d) A corporation may not indemnify a director under this section:

(1) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(2) In connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

(e) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation that is concluded without a final adjudication on the issue of liability is limited to reasonable expenses incurred in connection with the proceeding.

(f) The authorization, approval or favorable recommendation by the board of directors of a corporation of indemnification, as permitted by this section, shall not be deemed an act or corporate transaction in which a director has a conflict of interest, and no such indemnification shall be void or voidable on such ground.

§ 55-8-52. Mandatory indemnification.

Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

§ 55-8-53. Advance for expenses.

Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors in the specific case or as authorized or required under any provision in the articles of incorporation or bylaws or by any applicable resolution or contract upon receipt of an undertaking by or on behalf of the director to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation against such expenses.

§ 55-8-54. Court-ordered indemnification.

Unless a corporation’s articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines:

(1) The director is entitled to mandatory indemnification under G.S. 55-8-52, in which case the court shall also order the corporation to pay the director’s reasonable expenses incurred to obtain court-ordered indemnification; or

(2) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in G.S. 55-8-51 or was adjudged liable as described in G.S. 55-8-51(d), but if he was adjudged so liable his indemnification is limited to reasonable expenses incurred.

§ 55-8-55. Determination and authorization of indemnification.

(a) A corporation may not indemnify a director under G.S. 55-8-51 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in G.S. 55-8-51.

(b) The determination shall be made:

(1) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(2) If a quorum cannot be obtained under subdivision (1), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(3) By special legal counsel (i) selected by the board of directors or its committee in the manner prescribed in subdivision (1) or (2); or (ii) if a quorum of the board of directors cannot be obtained under subdivision (1) and a committee cannot be designated under subdivision (2), selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or

(4) By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

(c) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection (b)(3) to select counsel.

§ 55-8-56. Indemnification of officers, employees, and agents.

Unless a corporation’s articles of incorporation provide otherwise:

(1) An officer of the corporation is entitled to mandatory indemnification under G.S. 55-8-52, and is entitled to apply for court-ordered indemnification under G.S. 55-8-54, in each case to the same extent as a director;

(2) The corporation may indemnify and advance expenses under this Part to an officer, employee, or agent of the corporation to the same extent as to a director; and

(3) A corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

§ 55-8-57. Additional indemnification and insurance.

(a) In addition to and separate and apart from the indemnification provided for in G.S. 55-8-51, 55-8-52, 55-8-54, 55-8-55 and 55-8-56, a corporation may in its articles of incorporation or bylaws or by contract or resolution indemnify or agree to indemnify any one or more of its directors, officers, employees, or agents against liability and expenses in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses he may incur account of his activities which were at the time taken known or believed by him to be clearly in conflict with the best interests of the corporation. A corporation may likewise and to the same extent indemnify or agree to indemnify any person who, at the request of the corporation, is or was serving as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or as a trust or administrator under an employee benefit plan. Any provision in any articles of incorporation, bylaw, contract, or resolution permitted under this section may include provisions for recovery from the corporation of reasonable costs, expenses, and attorneys’ fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing the rights granted therein.

(b) The authorization, adoption, approval, or favorable recommendation by the board of directors of a public corporation of any provision in any articles of incorporation, bylaw, contract or resolution, as permitted in this section, shall not be deemed an act or corporate transaction in which a director has a conflict of interest, and no such articles of incorporation or bylaw provision or contract or resolution shall be void or voidable on such grounds. The authorization, adoption, approval, or favorable recommendation by the board of directors of a nonpublic corporation of any provision in any articles of incorporation, bylaw, contract or resolution, as permitted in this section, which occurred prior to July 1, 1990, shall not be deemed an act or corporate transaction in which a director has a conflict of interest, and no such articles of incorporation, bylaw provision, contract or resolution shall be void or voidable on such grounds. Except as permitted in G.S. 55-8-31, no such bylaw, contract, or resolution not adopted, authorized, approved or ratified by shareholders shall be effective as to claims made or liabilities asserted against any director prior to its adoption, authorization, or approval by the board of directors.

(c) A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under any provision of this Chapter.

§ 55-8-58. Application of Part.

(a) If articles of incorporation limit indemnification or advance for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles.

(b) This Part does not limit a corporation’s power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent to the proceeding.

(c) This Part shall not affect rights or liabilities arising out of acts or omissions occurring before July 1, 1990.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits, listed in accordance with the number assigned to each in the exhibit table of Item 601 of Regulation S-K, are included in Part II of this Registration Statement. Exhibit numbers omitted are not applicable.

Exhibit No.	Description of Exhibits
2.10	Agreement and Plan of Merger by and between FNB Corp. and Integrity Financial Corporation, dated as of September 18, 2005 (included as Appendix A to the joint proxy statement/prospectus).

3.10	Articles of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form S-14 Registration Statement (No. 2-96498) filed March 16, 1985.

3.11	Articles of Amendment to Articles of Incorporation of the Registrant, adopted May 10, 1988, incorporated herein by reference to Exhibit 19.10 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 1988.

3.12	Articles of Amendment to Articles of Incorporation of the Registrant, adopted May 12, 1998, incorporated herein by reference to Exhibit 3.12 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 1998.

3.13	Articles of Amendment to Articles of Incorporation of the Registrant, adopted May 23, 2003, incorporated herein by reference to Exhibit 3.13 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 2003.

3.20	Amended and Restated Bylaws of the Registrant, adopted March 18, 2004, incorporated herein by reference to Exhibit 3.20 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended March 31, 2004.

4	Specimen of Registrant’s Common Stock Certificate, incorporated herein by reference to Exhibit 4 to Amendment No. 1 to the Registrant’s Form S-14 Registration Statement (No. 2-96498) filed April 19, 1985.

*5	Opinion of Schell Bray Aycock Abel & Livingston P.L.L.C. re legality.

*8	Opinion of Schell Bray Aycock Abel & Livingston P.L.L.C. re tax matters.

10.10	Form of Split Dollar Insurance Agreement dated as of November 1, 1987 between First National Bank and Trust Company and certain of its key employees and directors, incorporated herein by reference to Exhibit 19.20 to the Registrant’s Form 10-Q Quarterly Report for the Quarter ended June 30, 1988.

10.11	Form of Amendment to Split Dollar Insurance Agreement dated as of November 1, 1994 between First National Bank and Trust Company and certain of its key employees and directors, incorporated herein by reference to Exhibit 10.11 to the Registrant’s Form 10-KSB Annual Report for the fiscal year ended December 31, 1994.

Exhibit No.	Description of Exhibits
10.20	Stock Compensation Plan as amended effective May 12, 1998, incorporated herein by reference to Exhibit 10.30 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 1998.

10.21	Form of Incentive Stock Option Agreement between FNB Corp. and certain of its key employees, pursuant to the Registrant’s Stock Compensation Plan, incorporated herein by reference to Exhibit 10.31 to the Registrant’s Form 10-KSB Annual Report for the fiscal year ended December 31, 1994.

10.22	Form of Nonqualified Stock Option Agreement between FNB Corp. and certain of its directors, pursuant to the Registrant’s Stock Compensation Plan, incorporated herein by reference to Exhibit 10.32 to the Registrant’s Form 10-KSB Annual Report for the fiscal year ended December 31, 1994.

10.23	FNB Corp. 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-105442).

10.24	Form of Incentive Stock Option Agreement between FNB Corp. and certain of its key employees, pursuant to the Registrant’s 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.24 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended September 30, 2003.

10.25	Form of Nonqualified Stock Option Agreement between FNB Corp. and certain of its directors, pursuant to the Registrant’s 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.25 to the Registrant’s Form 10-Q Annual Report for the fiscal year ended December 31, 2003.

10.30	Employment Agreement dated as of December 27, 1995 between First National Bank and Trust Company and Michael C. Miller, incorporated herein by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 1995.

10.31	Carolina Fincorp, Inc. Stock Option Plan (assumed by the Registrant on April 10, 2000), incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-54702).

10.32	Employment Agreement dated as of April 10, 2000 between First National Bank and Trust Company and R. Larry Campbell, incorporated herein by reference to Exhibit 10.32 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000.

10.33	Nonqualified Supplemental Retirement Plan with R. Larry Campbell incorporated herein by reference to Exhibit 10(c) to the Annual Report on Form 10-KSB of Carolina Fincorp, Inc. for the fiscal year ended June 30, 1997.

10.34	Form of Change of Control Agreement between FNB Corp. and certain of its key employees and officers, incorporated herein by reference to Exhibit 10.35 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2003

23.1	Consent of Dixon Hughes PLLC as to FNB Corp.

23.2	Consent of KPMG LLP.

23.3	Consent of Dixon Hughes PLLC as to Integrity Financial Corporation.

23.4*	Consent of Legg Mason Wood Walker, Incorporated.

23.5	Consent of McColl Partners, LLC.

23.6*	Consents of Schell Bray Aycock Abel & Livingston P.L.L.C. are contained in its opinions filed as Exhibits 5 and 8.

Exhibit No.	Description of Exhibits
24	Power of Attorney.

99.1*	Form of Proxy of FNB Corp.

99.2*	Form of Proxy of Integrity Financial Corporation.

99.3	Notice of Special Meeting of Shareholders of FNB Corp. (included in the accompanying joint proxy statement/prospectus).

99.4	Notice of Special Meeting of Shareholders of Integrity Financial Corporation (included in the accompanying joint proxy statement/prospectus).

*	To be filed by amendment

(b) Financial Statement Schedules. Not applicable.

(c) Fairness Opinions. The opinion of McColl Partners, LLC is included in Part I as Appendix C, to the accompanying joint statement/prospectus. The opinion of Legg Mason Wood Walker, Incorporated will be filed by amendment.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Asheboro, State of North Carolina, on December 29, 2005.

FNB CORP.

By:	/S/ MICHAEL C. MILLER
Michael C. Miller
Chairman and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL C. MILLER Michael C. Miller	Chairman, President and Director	December 29, 2005

/S/ JERRY A. LITTLE Jerry A. Little	Treasurer and Secretary (Principal Financial and Accounting Officer)	December 29, 2005

* Jacob F. Alexander III	Director	December 29, 2005

* Larry E. Brooks	Director	December 29, 2005

* James M. Campbell, Jr.	Director	December 29, 2005

* R. Larry Campbell	Director	December 29, 2005

* Darrell L. Frye	Director	December 29, 2005

* Wilbert L. Hancock	Director	December 29, 2005

* Thomas A. Jordan	Director	December 29, 2005

* Dale E. Keiger	Director	December 29, 2005

* Lynn S. Lloyd	Director	December 29, 2005

* Eugene B. McLaurin, II	Director	December 29, 2005

Signature	Title	Date

* R. Reynolds Neely, Jr.	Director	December 29, 2005

* Richard K. Pugh	Director	December 29, 2005

* J.M. Ramsay III	Director	December 29, 2005

*	Michael C. Miller, the undersigned attorney-in-fact, by signing his name below, does hereby sign this Registration Statement on behalf of the above indicated officers and directors of FNB Corp. pursuant to a power of attorney executed by such persons and filed with the Securities and Exchange Commission contemporaneously herewith.

By	/S/ MICHAEL C. MILLER	December 29, 2005
Michael C. Miller
Attorney-in-Fact